

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
109
w.aiful.co.jp



05007364

April 5, 2005

File No. 82-4802
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

SUPPL



RECD S.E.C.
APR 1 5 2005
1086

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 14, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 1, 2004 to December 31, 2004 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION



THOMSON
FINANCIAL

By 深田裕司

Name: Yuji Fukada

Title: Chief of Investor Relations,
Investor Relations Office

Attachments

List of material information made public in Japan from October 1, 2004 to December 31, 2004

	Descriptions	Information * Provided to
Exhibit 1.	Semi-Annual Securities Report dated December 10, 2004 for the 28th Fiscal Year (Interim) from April 1, 2004 to September 30, 2004 (brief description in English)	DKALB TSE/OSE
Exhibit 2.	Interim Financial Statements (Consolidated) dated November 4, 2004 (English Translation)	DKALFB TSE/OSE
Exhibit 3.	Securities Registration Statement dated November 9, 2004 (brief description in English) as amended by Amendment to Securities Registration Statement dated November 17, 2004 (brief description in English)	DKALFB TSE/OSE
Exhibit 4.	Supplement to Shelf Registration Statement dated October 6, 2004 (brief description in English)	DKILFB TSE/OSE
Exhibit 5.	Amendment to Shelf Registration Statement, dated December 10, 2004 (brief description in English)	DKALFB TSE/OSE
Exhibit 6.	The Reports on Treasury Stock Purchase, each dated October 8, November 10 and December 15, 2004 (brief description in English)	DKALFB TSE/OSE
Exhibit 7.	Data book (Interim March, 2005) dated November 4, 2004 (English Translation contained)	Public
Exhibit 8.	Press Release dated October 6, 2004 with a title "AIFUL Announce 43rd, 44th, Unsecured Straight Bond Issues" (English translation)	Public

Exhibit 9.	Press Release dated November 9, 2004 with a title "AIFUL to Issue Stock Options" (English translation)	Public
Exhibit 10.	Press Release dated November 15, 2004 with a title "AIFUL Makes Notification of Treasury Stock Purchase (Treasury Stock Purchase in Accordance with Article 211, Clause 3, Item 1, No.2 of Commercial Code)" (English translation)	Public
Exhibit 11.	Press Release dated November 17, 2004 with the title "AIFUL Confirms Exercise Price for Stock Options"(English Translation)	Public
Exhibit 12.	Press Release dated December 1, 2004 with the title "AIFUL Completes Treasury Stock Purchase (Acquisition in accordance with Commercial Code Article 211, Clause 3, Item 1, No.2"(English Translation)	Public
Exhibit 13.	Press Release dated December 2, 2004 with the title "Notice of sales of shares held by the main shareholders" (English Translation)	Public

"DKALFB" means Director-General of Kanto Local Finance Bureau.
"DKILFB" means Director-General of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

(Brief Description in English)

December 10, 2004

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1 of
the Securities and Exchange Law)

The 28th Fiscal Year (Interim)
from April 1, 2004
to September 30, 2004

This Semi-Annual Securities Report concerning the period from April 1, 2004 through September 30, 2004 (the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 10, 2004 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the period from April 1, 2004 through September 30, 2004.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Interim Consolidated Financial Summary (The 1st half year of FY 2005 ended September 30, 2004) of the Company.

EXHIBIT 2


FASF

November 4, 2004

Interim Financial Statements (Consolidated)

For the fiscal year ending March 31, 2005

AIFUL Corporation	Stock Exchange: Tokyo, Osaka
Stock Code: 8515	Headquarters: Kyoto City
(URL http://www.aiful.co.jp)	
Representative:	Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 3274-3560
Date of the Board of Directors' meeting to approve financial statements:	November 4, 2004
Company adopted G.A.A.P.	No

Note: U.S. accounting standards have not been adopted for the purposes of these statements.

1. Consolidated Results for the Interim Period (April 1, 2004 – September 30, 2004)

(1) Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

(In millions of yen - except per share data)

	Operating Revenue		Operating Income		Ordinary Income	
Interim Period Ended September 30, 2004	256,404	8.9%	65,884	43.3%	65,613	44.3%
Interim Period Ended September 30, 2003	235,400	6.9%	45,977	(25.9)%	45,462	(23.4)%
Fiscal Year Ended March 31, 2004	473,477	5.3%	112,566	(3.0)%	112,446	0.6%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
Interim Period Ended September 30, 2004	32,715	18.6%	346.18	346.12
Interim Period Ended September 30, 2003	27,588	(10.7)%	292.04	–
Fiscal Year Ended March 31, 2004	62,548	4.4%	660.98	–

Notes: 1. Equity method investment gain or loss for: Interim period ended September 30, 2004: - million yen
Interim period ended September 30, 2003: - million yen
Fiscal year ended March 31, 2004: - million yen

2. Average number of shares during: Interim period ended September 30, 2004: 94,502,580 shares
Interim period ended September 30, 2003: 94,468,199 shares
Fiscal year ended March 31, 2004: 94,467,918 shares

3. Changes in accounting policies: No

4. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change

(2) Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Interim Period Ended September 30, 2004	2,506,533	577,377	23.0	6,107.79
Interim Period Ended September 30, 2003	2,324,043	512,828	22.1	5,428.60
Fiscal Year Ended March 31, 2004	2,332,761	547,503	23.5	5,794.58

Note: Number of shares issued and outstanding: As of September 30, 2004: 94,531,358 shares
As of September 30, 2003: 94,468,001 shares
As of March 31, 2004: 94,467,134 shares

(3) Consolidated Cash Flows

(In millions of yen - rounded down, except where noted)

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
Interim Period Ended September 30, 2004	(31,679)	23	78,968	150,590
Interim Period Ended September 30, 2003	(17,185)	36,646	31,869	182,888
Fiscal Year Ended March 31, 2004	(42,734)	6,370	3,097	98,329

(4) Consolidated companies and companies to which equity method accounting applies

Number of consolidated subsidiaries: 9 companies
Number of non-consolidated subsidiaries accounted for by the equity method: 0 companies
Number of affiliated companies accounted for by the equity method: 0 companies

(5) Changes in application of consolidated accounting and equity method accounting

Consolidated subsidiaries (Newly included): 2 companies (Excluded): 2 companies
Equity method accounting (Newly included): 0 companies (Excluded): 0 companies

2. Fiscal Year 2005 Full Year Forecast (April 1, 2004 - March 31, 2005)

(In millions of yen, rounded down)

	Operating Revenue	Ordinary Income	Net Income
Fiscal Year Ending March 31, 2005	517,569	132,000	66,337

Reference:
Forecast for earnings per share for fiscal year 2005 (Fiscal year ending March 31, 2005): 701.75 yen

Caution Relating to Results Forecasts:
The above forecasts are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

(Supplementary Data)

1. State of the Group

The AIFUL Group is composed of AIFUL Corporation and nine consolidated subsidiaries, two non-consolidated subsidiaries and one affiliated company. The Company is principally engaged in the consumer finance services and credit sales businesses. The Company is also active in the home equity loan business, small business loans, and debt collection and management of debt collection.

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	AIFUL Corporation	The Company and its subsidiaries provide small, unsecured loans for consumers.
		Tryto Corporation	
		LIFE Co., Ltd	
		Wide Corporation	
	Home equity loan business	AIFUL Corporation	The Company provides home equity loans.
		LIFE Co., Ltd	
		Businext Corporation	
		City's Corporation	
	Small business loan operations	AIFUL Corporation	The Company and its subsidiaries lend to small and other businesses.
		Businext Corporation	
		City's Corporation	
	Shinpan credit business	AIFUL Corporation	The Company and its subsidiary offer credit card shopping, per-item credit, loans and guarantees for consumers.
		LIFE Co., Ltd	
	Debt-collection business	AsTry Loan Services Corporation	The company specializes in the management and collection of a full range of receivables and loans.
Other	Venture capital business	New Frontier Partners Co., Ltd.	The company assesses, invests in and supports venture companies.
	Real estate business	Marutoh K.K.	The company buys, sells, leases, brokers and mediates real estate.
		City Green Corporation	Holding company for City's Corporation.

The organizational chart for the Company's businesses is as follows:


AIFUL Corporation
Finance Business
Other
Consumers
Consumer finance business
Consolidated subsidiary
Tryto Corporation
Consolidated subsidiary
LIFE Co., Ltd.
Consolidated subsidiary
Wide Corporation
Home equity loan business
Consolidated subsidiary
LIFE Co., Ltd.
Consolidated subsidiary
Businext Corporation
Consolidated subsidiary
City's Corporation
Small business loan operations
Consolidated subsidiary
Businext Corporation
Consolidated subsidiary
City's Corporation
Shinpan credit business
Consolidated subsidiary
LIFE Co., Ltd.
Debt-collection business
Consolidated subsidiary
AsTry Loan Services Corporation
Venture capital business
Consolidated subsidiary
New Frontier Partners Co., Ltd.
Real estate business
Consolidated subsidiary
Marutoh K.K.

* City Green Corporation is not listed above, since it is a holding company of City's Corporation, and is not active in business.

2. Management Policies

(1) Basic Management Policies

AIFUL's primary mission is to earn the support of the general public. The Company's efforts to prioritize customer convenience and become a comprehensive financial group that is reliable and creative are a reflection of this basic stance. This basic policy motivates the Company's endeavors to expand business and become a source of profit for customers, stakeholders and employees into the future.

(2) Basic Policies on Profit Distribution

The AIFUL Group's basic dividend policy is to consistently distribute profits to shareholders on the basis of a comprehensive assessment of the economic and financial situation and the Company's own business performance.

Based on this policy, AIFUL aims to distribute profits to shareholders and maximize shareholder value via medium to long-term profit growth. Internal reserves are to be used to extend loans, as well as in strategic investments that contribute to the expansion of the earnings base for the Group as a whole, while working to improve business results and management efficiency so that AIFUL continues to meet the expectations of all its shareholders.

(3) Management Indicator Objectives

AIFUL believes that its position in the financial industry makes it essential for management to increase efficiency in its use of assets and the returns gained on those assets. AIFUL has set 3% as a concrete medium-term goal for ROA on a consolidated basis.

(4) Medium and Long-Term Business Strategies

Japan's consumer credit market is currently worth approximately 60.7 trillion yen, a total that includes 14.8 trillion yen in retail credit and 35.3 trillion yen in consumer loans (excluding deposit and savings-secured loans). Consumer finance companies in particular have continued to see high growth in the consumer loan market, expanding from a 9.0% share in 1991 to a 29.0% share, worth some 10.2 trillion yen, in 2002. Also, the consumer finance market is expected to grow further in the medium to long term.

More aggressive strategies to enter the retail sector, primarily on the part of major banking groups, indicate that competition in the overall consumer finance market is heightening and has crossed industry lines.

In this environment, the AIFUL Group aims to expand beyond the boundaries of the traditional consumer finance market to become a comprehensive retail financial services company targeting the entire retail finance market. With credit card and installment sales company LIFE and small-business loan companies Businext and City's within the Group, AIFUL is creating a system offering products and channels meeting the needs of a wide array of customers in its role as a comprehensive retail financial services company. By pursuing synergies generated by the seamless integration of the Group companies and building on the Company's brand concept of "reliability and creative thinking," AIFUL's efficient management will yield stable revenue.

(5) Basic Stance with Regard to Corporate Governance and Current Status of Related Policies

AIFUL considers speed in decision-making, the establishment of management supervisory functions, and the reinforcement of compliance and disclosure to be its basic policies for the enhancement of corporate governance. Our corporate governance, operations, management supervisory and internal controls, and risk management systems are as indicated below.

Corporate Governance at AIFUL



General Meeting of Shareholders
Articles of Incorporation
Auditor
Audit
Board of Directors' Regulations
Board of Directors' meetings
(Held weekly, speedy decision-making)
Directors (One year term of appointment)
Board of Auditors' Regulations/
Auditing Standards for Auditors
Board of Auditors
4 auditors
(Includes 3 external auditors)
Audit
Reports
Meetings
Branding project
Management/
supervision
Compliance Committee
(Committee Chairman: Representative Director,
Committee Members: Include external lawyers
Regulations,
etc
Compliance
Hotline
(Internal reporting system)
Feedback
AIFUL divisions
Corporate Planning
Headquarters
(Risk Management
Committee)
(Information Management
Bureau)
Audit Div.
(Including
auditing of
Group
companies)
Training Dept.
Legal Affairs
Dept.
Customer
Service Center
Investor
Relations
Office
PR Dept.
Finance Div.
Auditing and partnership with Group companies
Guidance
Supervision
Internal auditing
Support
Education
Guidance/
education
Loan Business Div.
(One division each for eastern and
western Japan)
Loan Business Dept.
Branch groups
Branches
Investors
Opinions of investors
Timely disclosure/
provision of information
Fund procurement
Audit
Inquiries
Participation/advice
Response
External lawyers
Group companies
Directors of each company
Audit
Auditors of
each company
Questions, inquiries and complaints
Customers
Audit

Status of Corporate Governance Strategies

1. Mnagement Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring

i) Details of Company Organizations and Establishment of Internal Control System, Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring at AIFUL

a. Speedy Management Decision-Making

In a measure aimed at speedy management decision-making, the AIFUL Board of Directors meets weekly to fully discuss and examine management issues and business opportunities facing the Company, as well as strategies to address them. Speedy management decisions follow these discussions.

b. Establishment of Management Supervisory Functions

With regard to the management supervisory function, AIFUL employs an auditor system, which has four auditors, including three external auditors. The auditors not only monitor management through attendance at the weekly Board of Directors meetings, but also attend the Compliance Committee and work in close cooperation with the Audit Division, the company internal auditing unit, to establish a preventative auditing system. Moreover, the auditors of the Company and each Group company work in conjunction with the Group Management Department and the Audit Division to establish the auditing system at Group companies as well.

c. Enhancement of Compliance System

In its efforts to enhance legal compliance, AIFUL has had an Inspection Department and Legal Affairs Department in place for some time. In addition to this, the Company established a Compliance Committee, which includes lawyers and other external members, with responsibility for questioning the Board of Directors, in April 2002. At monthly meetings, the Compliance Committee gathers risk information, implements preventative measures, and conducts employee education based on the committee guidelines, working to reinforce compliance systems throughout the whole company.

Other steps taken here include the formulation and distribution to each and every Group employee of the "AIFUL Group Ethical Guidelines," as well as the establishment of a hotline in the Personnel and Inspection Departments for discussion of breaches of the guidelines. In addition to the establishment of a new Compliance Hotline in the Legal Affairs Department in June 2003, the Company standardized its internal reporting system, establishing a structure that prevents breaches of the law and internal regulations before they happen.

Moreover, AIFUL has also established a Customer Service Center within the Legal Affairs Department to respond promptly to customer inquiries and complaints, with the aim of increasing customer satisfaction and reinforcing the legal compliance system, which includes guidance and education for the Marketing Department in cooperation with the Compliance Committee.

d. Enhancing Disclosure

AIFUL believes that appropriate disclosure of business information will allow external stakeholders to more effectively exercise their role in monitoring management and will make corporate governance more efficient. Based on this principle of aiming for highly transparent management, AIFUL strives to provide full disclosure that is timely and easy to understand. Its activities include maintaining an investor relations web site, disclosing information through press releases, settlement data books and similar materials, as well as providing information and briefings for the domestic and foreign mass media, investors and analysts. AIFUL also provides regular feedback to Board of Directors' meetings and departmental managers on the opinions and desires of investors.

ii) Establishment Status of Risk Management System

With regard to its risk management system, AIFUL has established a system in which the Risk Management Committee within the Corporate Planning Headquarters primarily gathers information on latent and apparent risk within the Company, and conducts crisis management in cooperation with related departments, including the Investor Relations Office, Public Relations Department and Legal Affairs Department. Moreover, the Company has launched a personal information disclosure project to address this problem, establishing a comprehensive system to prevent the disclosure of personal information.

2. Existence of Personal, Financial, Business or Any Other Beneficial Relationship Between the Company, and the External Directors, External Auditors and the Auditors of the Company

There is no business or other beneficial relationship between the Company and its external auditors. There is no special beneficial relationship between the Company and its auditing firm, which is the auditor, or its employees who take part in auditing.

(6) Brand Strategy Policies

In October 1999, AIFUL commenced a company-wide branding project. To date, this project has been responsible for generating a wide range of proposals related to the company's branding initiatives. From April 2003 onwards, the system has been revitalized by bringing it under the direct control of top management, which has positioned it as its highest priority.

Under the new project, "A Company for Security and Creation" was selected as the concept to unify the large number of different AIFUL brands. Adopting improvement in corporate value itself based upon progress in customer satisfaction and employee satisfaction, as the primary goal for brand strategies, AIFUL plans, in turn, to boost investor satisfaction. In this manner, the company will make real "Prosperity for All," the management ideal outlined in its corporate principles.

In February 2004, AIFUL established "With Heartful Communication" as its brand statement. The Company intends to expand a variety of communication programs in an integrated manner to further strengthen the AIFUL brand.

The Company is also involved in activities as a good corporate citizen, supporting marathons and other sports events that bring AIFUL and local residents closer together.

3. Results of Operations

(1) Summary of Operations

Business Environment

During the current consolidated interim period, the Bank of Japan's *tankan* survey of business confidence for September showed the sixth consecutive quarterly gain in business sentiment among large manufacturers, an indicator used to predict economic trends. The index for all industries registered a positive figure for the first time in 12 years, suggesting that the economic recovery is spreading throughout the economy. However, the Nikkei average fell 7.6% from 11,715 yen on March 31, 2004 to 10,823 yen on September 30, 2004 on fears that skyrocketing oil prices would cut into corporate profits and slow down exports. Although better employment conditions have led to modest improvements in personal spending, the sense of uncertainty about the economy's future has not been completely eliminated. The industry is being increasingly reorganized as banks and foreign-capital companies enter the consumer finance and credit card markets. Credit card companies and mega-banks are involved in business alliances such as capital tie-ups between major consumer finance companies and mega-banks, and foreign-capital banks are buying up credit sales companies. This expansion across industry boundaries has heightened competition for share in the consumer credit market. At the same time, the number of personal bankruptcies (as reported by the Supreme Court), which has a major effect on bad debts, began to show monthly declines year-on-year from November 2003, halting the rise in bad debt expenses.

In this business environment, the AIFUL Group has expanded beyond the consumer finance industry as described earlier, and is aiming to become a comprehensive retail financial services company that targets the entire consumer credit market. The Company has continued to promote diversification of products and sales channels and will sustain its growth by satisfying a wide array of customer needs. Moreover, each company that belongs to the Group has been building brand value based on the unified concept of "A Company for Security and Creation." At the same time, while working together to generate synergistic effects and strengthen the Group, they have also been striving to develop efficient operations.

Operations

(1. AIFUL Corporation)

During the fiscal year under review, AIFUL's loan business witnessed the company pursuing product diversification strategies in unsecured loans, home equity secured loans, and small business loans to more comprehensively cater to customer needs. These efforts tied into solid progress in loan balances at the end of the period.

A summary by product is as below.

i) Unsecured loans

There were 280,000 new applications for unsecured loans during this consolidated interim period, a decrease of 1.1% compared to the same interim period last year. Although the rate of decline has contracted, the number of new customers fell 2.8% compared to the same period last year to 177,000 as a result of continued caution in the granting of credit. The number of new customers acquired rose 0.1% in July and 4.5% in August, the first increase in two years and nine months, raising expectations of a market recovery. AIFUL has been active in web site banner advertising, and the proportion of new customers acquired via the Internet, including personal computers and mobile phones, has expanded steadily to exceed 10.9%.

As a result, unsecured loans outstanding stood at 1,085,579 million yen, up 1.0% year-on-year, at the end of the consolidated interim period.

ii) Home equity loans and small business loans
AIFUL's diversification strategy involves home equity loans and small business loans, and the Company has positioned these areas as key products in maintaining long term growth potential. As a result of proactive marketing to cater to a whole range of customer needs, loans outstanding in the consolidated interim period consisted of 343,560 million yen in home equity loans, up 2.3%, and 30,170 million yen in small business loans, up 18.5% year-on-year.

A summary of business other than loan operations follows.

iii) Credit guarantees

The guarantee business is a fee business in which financial institutions guarantee loan products. AIFUL is reinforcing its guarantee business as a new source of revenue. In addition to unsecured and unguaranteed personal loans, the Company has also been active in guarantee operations for small business loans using the expertise it has built up in the provision and screening of small business loans. The entire financial industry is now taking note of the market for loans to small businesses, and AIFUL is becoming more active in it.

As a result of these efforts, at the end of the current consolidated interim period AIFUL's guarantee partners numbered 38 unsecured personal loan companies and 16 small business loan companies, and the balance of guarantees stood at 33,568 million yen, marking steady growth of 67.4% compared with the interim period last year.

iv) Credit cards

With regard to AIFUL's own AIFUL MasterCard credit card operation, the Company has been actively developing a range of co-branded cards with the aim of attracting new customers in their 20s. These include the co-branded card "Fan! MasterCard" (applications accepted from October 2004) for members of the Universal Fan Club.

v) Expansion of channels

The Company has opened four outlets and closed eight outlets as part of its store network restructuring, bringing the total number of stores to 1,559, with 549 staffed stores and 1,010 non-staffed facilities, at the end of interim period. In its expansion of deposit and withdrawal channels, the Company entered new partnerships with three banks and two companies with 1,250 ATMs, giving customers access to 64,251 CD/ATMs, including AIFUL's own ATMs. In June 2004, the Company extended the transaction hours for its ATM partnership with IY Bank, which makes it possible to make deposits and withdrawals until 11:00 pm, increasing convenience for customers.

Bad debt expenses, which rose for a prolonged period, were 49,874 million yen at the end of interim period, down 17.5% compared with the same period last year, as a result of factors such as the impact of a slowdown in the number of personal bankruptcies and an improvement in the unemployment rate. This indicates that bad debt expenses have peaked.

As a result, AIFUL's loans outstanding at the end of the current interim period stood at 1,459,310 million yen, an increase of 1.6% compared to the interim period last year.

(2. LIFE Co., Ltd.)

In the consolidated interim period, LIFE Co., Ltd. continued to concentrate on making the steady shift in its business portfolio from a low earnings structure to a high earnings structure. This included pouring management resources into credit card shopping, per-item credit, and consumer finance businesses, with the aim of establishing a stable earnings base.

In April 2004, LIFE moved the responsibility for the overall management of Cash Plaza from the seven nationwide branch offices to the Marketing Division in the Headquarters to strengthen marketing capabilities. This change reinforced information coordination between branch offices and the Headquarters and enabled LIFE to meet customer needs quickly. In addition, the branch offices have created a new system putting one person in charge of promoting credit cards and per-item credit at the individual branch office level in order to strengthen marketing.

In its credit card business, LIFE has begun issuing co-branded cards with supermarkets and menswear chains and plans to steadily expand the number of members. To strengthen cardholder services, LIFE has updated the design and content of customer invoices to turn them into tools of communication with customers. Moreover, it has been improving its point services into a more active service by introducing a bonus point system that rewards higher spending and a system that automatically carries points over to the following business year.

Moreover, as part of its visual identity (VI), the company made LifeCard its corporate brand and adopted a new brand emblem in April 2004 with the aim of establishing a brand image as a credit card company. The new emblem contains the concept of seeking to be a forward-looking company that goes beyond the existing framework and common sense.

The company has begun a new partnership with two banks in order to expand the channels for its cash advance services, meaning that 126,192 CD/ATMs at 495 partner financial institutions and credit card companies may be used.

As a result, the total number of credit card holders at the end of the interim period rose 440,000 to 11,470,000. The effective use of advertising and the effect of acquiring cards with higher activity rates resulted in a steady rise in card shopping activity rates.

In its per-item credit business, the company has concentrated on increasing business volume and accumulating prime assets by strengthening its marketing structure with concentration of management resources in priority areas, as previously described.

In its consumer finance business, LIFE opened eight new branches, bringing the total number of LIFE Cash Plazas to 203. Also, LIFE followed up its LIFE Card Shinjuku Store, a new concept store that showcases the LIFE Card brand, with four new stores in Umeda, Takadanobaba, Shibuya and Matsuyama in its efforts to accelerate acquisition of new customers.

In its guarantee business, LIFE sought to expand bank loan guarantee products, and commenced new partnerships with 18 banks, bringing its number of guarantee partners to 113 banks.

As a result of the foregoing, LIFE's total balance of loans, installment receivables and credit guarantee installment receivables was 729,081 million yen, up 5.9% compared with the previous year. This included 196,778 million yen in off-balance sheet receivables resulting from securitization. The breakdown of this figure was as follows: credit card shopping up 8.3% to 74,635 million yen, per-item credit up 9.5% to 187,362 million yen, credit card cash advances up 9.5% to 356,011 million yen, credit guarantee installment receivables down 8.1% to 102,201 million yen, and other businesses down 28.4% to 8,870 million yen.

Meanwhile, volume of business was up 17.7% to 179,092 million yen for credit card shopping, up 19.5% to 77,767 million yen for per-item credit, up 10.0% to 166,275 million yen for loans, including credit card cash advances and Play Cards, and down 3.4% to 14,261 million yen for the guarantees business.

(3. Other Group Companies)

i) Small business loans

Businext was formed jointly by AIFUL and Sumitomo Trust & Banking Co., Ltd., and in April 2004 it constructed a scoring system based on data accumulated thus far to enhance the accuracy of its credit screening. In addition, it has made steady progress in gaining new customers as its direct market (DM) campaign and the improvement in business sentiment have coincided. As a result, at the end of the current consolidated interim period, loans outstanding stood at 37,423 million yen, up 85.1% compared with the interim period last year.

Businext's Nagoya branch was opened in October 2004 to better meet the capital needs of sole-proprietors and small and medium-sized businesses in the Chubu area.

City's Corporation has concentrated on acquiring good quality customers by making the most of its human resources and marketing expertise. Due in part to the improvement in business sentiment at small and medium-sized enterprises and the widening base of economic recovery, loans outstanding stood at 36,316 million yen at the end of the current interim period, up 25.4% year-on-year.

ii) Consumer finance

Consumer finance companies Happy Credit Corporation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., merged in April 2004 and commenced operations as Tryto Corporation. As a result of tightening up the granting of credit to provide for an increase in bad debt expenses, loans outstanding stood at 55,906 million yen in the current interim period.

Tryto Corporation began to offer home equity loans in October 2004, taking advantage of AIFUL's accumulated knowledge to better meet customer needs.

Also, Wide Corporation, a business concentrated in eastern Japan, was made a subsidiary of AIFUL on June 30, 2004. Wide Corporation is a consumer finance company with a network of 293 branches and a loan balance totaling 94,758 million yen (including 17,000 million yen in off-balance sheet receivables resulting from securitization). With the addition of this company to the AIFUL Group, AIFUL intends to enhance earnings and profitability by pursuing greater business efficiency and synergistic effects.

iii) Servicer

AsTry Loan Services Corporation, a joint venture with Aozora Bank, has concentrated diligently on expanding the claims handled in its management and collection of a range of money claims.

iv) Venture capital

Kokusai Capital Co., Ltd. was renamed New Frontier Partners Co., Ltd. on July 1, 2004. In the company's first deal since it became a subsidiary of AIFUL, New Frontier Partners established the "NFP: Strategic Partners Fund" worth 2.21 billion yen with a joint capital injection from the Organization for Small & Medium Enterprises and Regional Innovation and Hitachi Ltd. New Frontier Partners will continue to pursue Group synergies in order to accelerate the development of the AIFUL Group as a comprehensive retail financial services company.

As a result, AIFUL and it subsidiaries had 2,039,725 million yen in outstanding loans, up 9.0% compared to the previous period, 262,150 million yen in installment receivables, up 9.0%, 135,772 million yen in credit guarantee installment receivables, up 3.4%, and 9,861 million yen in other business, down 22.6%, at the end of the current consolidated interim period. The amounts above include 213,778 million yen in off-balance sheet loans due to securitization (including 119,744 million yen in outstanding loans and 94,033 million yen in installment receivables).

Moreover, AIFUL received approval from the Tokyo District Court on April 26, 2004 to conclude a sponsor agreement with the administrator of TCM Co., Ltd., a company undergoing reorganization. AIFUL has sent a business administrator and will do its utmost to support the reorganization of TCM as soon as possible in accordance with its reorganization plan.

Fund Procurement

AIFUL procured funds during the interim period in a variety of ways, borrowing 40 billion yen through securitization methods and issuing standard domestic bonds in the sum of 30 billion yen. AIFUL worked to diversify and expand its fund procurement channels in the current consolidated interim period.

In addition to strengthening its relationship with existing business partner financial institutions, AIFUL also began working with mega-banks, increasing the soundness of its fund procurement base. These efforts will continue into the future as AIFUL seeks to develop new classes of investors and reinforce relationships with business partners through active investor relations in order to gain access to a low-cost, stable source of fund.

Operating Results

As a result of the above activities, operating revenue for the interim period jumped 8.9%, to 256,404 million yen. Of this amount, AIFUL's non-consolidated operating revenue climbed 1.9% to 169,969 million yen, making up 66.3% of the Group's revenues. LIFE recorded operating revenue of 59,856 million yen, an increase of 8.1% year-on-year, for 23.3% of the Group's revenues. Of that total, 231,372 million yen, or 90.3%, was accounted for by operating interest on loans, 12,556 million yen, or 4.9%, by revenue from installment receivables, 3,355 million yen, or 1.3%, by guarantees revenue, and 9,119 million yen, or 3.5%, by other revenue.

AIFUL's operating interest on loans accounts for 71.4% of the Group's consolidated operating interest on loans. This figure can be broken down into 81.0% in unsecured loans, 16.8% in home equity loans, and 2.2% in business loans.

Operating expenses for the AIFUL Group totaled 190,520 million yen, up 0.6% compared to the previous year. Of this amount, AIFUL's non-consolidated operating expenses accounted for 61.4%, or 117,007 million yen, of this total, while LIFE's operating expenses accounted for 27.4%, or 52,122 million yen. Total Group operating expenses can be broken down into 77,945 million yen, or 40.9%, for bad debt expenses, 20,271 million yen, or 10.6%, in financial expenses, 11,669 million yen, or 6.1%, in advertising expenses, 26,783 million yen, or 14.1%, in personnel expenses, and 12,016 million yen, or 6.3%, in commissions paid.

The 867 million yen in write-down of consolidation adjustment account accrued with the purchases of LIFE Co., Ltd. was recorded as an operating expense.

As a result of the foregoing, consolidated operating income for the interim period rose 43.3% to 65,884 million yen, ordinary income was up 44.3% to 65,613 million yen, and net income increased 18.6% to 32,715 million yen. AIFUL's non-consolidated operating income rose 28.6% to 52,961 million yen, ordinary income climbed 28.3% to 54,686 million yen, and net income rose 42.0%% to 30,189 million yen.

Fiscal 2005 Outlook

In terms of the outlook for the future, personal spending is showing a gradual recovery buoyed by stronger corporate profits and employment conditions, but high oil prices and other factors suggest that uncertainty seems likely to persist. Despite positive developments in the consumer finance industry such as a rise in the number of new customers and a decline in the unemployment rate and the number of personal bankruptcies, competition for market share caused by industry reorganization is expected to heighten, prompting concern that the business environment will remain difficult.

In response to these challenges, AIFUL will diversify its products and its channels for customer acquisition with clear targets for its goal to become a comprehensive retail financial services company. The Company will strive to increase its balance of high-quality loans, build the Group's brand value and generate synergistic effects. Working for maximal cost reductions and all-round improvements in management performance, the company will maintain steady flows of income.

In the year ending March 2005, we predict a 9.3% rise to 517,569 million yen in consolidated operating income, a 17.4% increase to 132,000 million yen in ordinary income, and a 6.1% increase to 66,337 million yen in net income. We forecast that AIFUL's non-consolidated operating income will increase 1.5% to 340,052 million yen, ordinary income will grow 13.2% to 112,000 million yen, and net income will rise 12.3% to 59,623 million yen.

Qualitative Information on Changes in Consolidated Finances

Assets

Loans totaled 1,919,981 million yen, an increase of 11.1% over the previous year. This was primarily due to steady increases in Group loans. AIFUL's loans amounted to 1,459,310 million yen, LIFE's loans stood at 253,266 million yen, Businext's loans totaled 37,423 million yen, and City's loans were 36,316 million yen. Installment receivables rose 17.8% year-on-year to 168,116 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at LIFE Co., Ltd.

Meanwhile, credit guarantee installment receivables rose 3.4% to 135,772 million yen as a result of AIFUL and LIFE's active promotion of its guarantees business for loan products handled by financial institutions. While allowance for bad debt decreased due to signs that bad debt had peaked, the acquisition of new consolidated subsidiaries increased allowance for bad debt 5.1%, to 155,196 million yen. (Consolidated loans and installment receivables do not include 119,744 million yen in loans and receivables and 94,033 million yen in installment receivables taken off the balance sheet by LIFE's and Wide Corporation's securitization of receivables.) Adjustment for consolidated accounts was 11,874 million yen.

Liabilities

Total capital procured, including debt, commercial paper and bonds, was 1,657,117 million yen. This was due to an increase in financing to correspond with the steady increase in AIFUL, LIFE, Businext and City's operating receivables.

Shareholders' Equity

Consolidated shareholders' equity at the end of the consolidated interim period was 577,377 million yen, and the equity ratio stood at 23.0%. AIFUL's non-consolidated shareholders' equity was 550,234 million yen, and AIFUL's shareholders' equity ratio is 27.7%.

Cash Flows

Despite a decrease in outstanding loans, consolidated cash and cash equivalents stood at 150,590 million yen at the end of the interim period, an increase of 52,260 million yen compared with the previous year, due to capital procurement through the issuance of bonds.

Cash flow from operating activities
Despite net income before tax of 60,423 million yen, net cash used in operating activities worsened to 31,679 million yen, compared with 17,185 million yen net cash used in operating activities in the previous year, due to an increase in loans and other operating receivables and the payment of corporation tax.

Cash flow from investing activities
Net cash provided by investing activities totaled 23 million yen, compared to 36,646 million yen in the previous period, due to the acquisition of fixed assets and new consolidated subsidiaries as well as the collection of loans.

Cash flow from financing activities
Net cash provided by financing activities came to 78,968 million yen, compared with 31,869 million yen in the previous interim period, due to direct and indirect procurement.

4. Consolidated Interim Financial Statements

(1) Consolidated Interim Balance Sheets

(In millions of yen - rounded down, except where noted)

Category	Note No.	End of previous consolidated interim period (As of September 30, 2003)			End of current consolidated interim period (As of September 30, 2004)			Condensed consolidated balance sheets for previous fiscal year (As of March 31, 2004)		
		Amount		%	Amount		%	Amount		%
(Assets)										
I Current assets										
1. Cash and cash equivalents	*3		183,725			151,224			99,163	
2. Loans	*3, 7, 8		1,728,688			1,919,981			1,786,940	
3. Installment receivables	*3, 5, 7		142,744			168,116			154,285	
4. Operational investment securities			–			1,862			–	
5. Credit guarantee installment receivables			131,285			135,772			133,610	
6. Other operating receivables			12,744			9,861			10,205	
7. Marketable securities			2,009			–			120	
8. Inventory	*3		697			1,812			1,327	
9. Deferred tax assets			29,614			30,203			29,311	
10. Other	*3, 4		55,041			59,978			76,023	
11. Allowance for bad debts			(127,797)			(134,758)			(126,918)	
Total current assets			2,158,753	92.9		2,344,056	93.5		2,164,068	92.8
II Fixed assets										
1. Tangible fixed assets										
(1) Land	*3	14,768			15,384			14,635		
(2) Other	*2, 3	30,354	45,122		33,493	48,877		30,843	45,479	
2. Intangible fixed assets										
(1) Consolidation adjustment account		20,015			11,874			14,370		
(2) Other		20,397	40,412		22,913	34,788		21,760	36,131	
3. Investment and other fixed assets										
(1) Bankruptcy claims	*8	20,750			27,878			23,660		
(2) Deferred tax assets		16,636			11,815			14,782		
(3) Other	*3, 9	61,709			59,070			66,978		
(4) Allowance for bad debts		(19,935)	79,160		(20,438)	78,326		(18,838)	86,582	
Total fixed assets			164,695	7.1		161,992	6.5		168,193	7.2
III Deferred assets										
1. Bond issuing expenses		593			485			499		
Total deferred assets			593	0.0		485	0.0		499	0.0
Total assets			2,324,043	100.0		2,506,533	100.0		2,332,761	100.0

Category	Note No.	End of previous consolidated interim period (As of September 30, 2003) Amount	%	End of current consolidated interim period (As of September 30, 2004) Amount	%	Condensed consolidated balance sheets for previous fiscal year (As of March 31, 2004) Amount	%
(Liabilities)							
I Current liabilities							
1. Notes & accounts payable - trade		27,324		28,822		26,251	
2. Credit guarantees payable		131,285		135,772		133,610	
3. Short-term debt	*3	61,738		67,925		57,034	
4. Current portion of bonds		85,000		124,000		90,000	
5. Current portion of long-term debt	*3	390,812		440,357		408,204	
6. Commercial paper		–		10,000		5,000	
7. Income taxes payable		24,830		21,395		25,845	
8. Reserve for accrued bonuses		3,971		4,029		3,878	
9. Gains on deferred installments	*6	9,831		12,211		10,826	
10. Other	*3	44,863		42,382		42,680	
Total current liabilities		779,657	33.5	886,897	35.4	803,332	34.4
II Long-term liabilities							
1. Bonds		395,000		331,000		365,000	
2. Long term debts	*3	607,401		683,834		588,572	
3. Allowance for retirement benefits for employees		2,881		2,145		2,417	
4. Allowance for retirement benefits for directors		1,229		1,376		1,262	
5. Other		20,864		18,911		19,989	
Total long-term liabilities		1,027,377	44.2	1,037,268	41.4	977,243	41.9
Total liabilities		1,807,034	77.7	1,924,165	76.8	1,780,575	76.3
(Minority interests)							
Minority interests		4,180		4,990		4,681	
		4,180	0.2	4,990	0.2	4,681	0.2
(Shareholders equity)							
I Common stock		83,317	3.6	83,317	3.3	83,317	3.6
II Additional paid-in capital	*1	104,125	4.5	104,147	4.2	104,125	4.5
III Consolidated retained earnings		325,580	14.0	387,480	15.5	357,705	15.3
IV Differences in evaluation of other marketable securities		1,860	0.1	3,902	0.1	4,417	0.2
V Treasury stock		(2,054)	(0.1)	(1,468)	(0.1)	(2,062)	(0.1)
Total shareholders' equity		512,828	22.1	577,377	23.0	547,503	23.5
Total Liabilities, minority interests and shareholders' equity		2,324,043	100.0	2,506,533	100.0	2,332,761	100.0

(2) Consolidated Interim Statement of Income

(In millions of yen - rounded down, except where noted)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2004)			Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)			Condensed consolidated statement of income for previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)		
		Amount		%	Amount		%	Amount		%
I Operating revenue										
1. Interest on loans to customers			213,239	90.6		231,372	90.3		429,512	90.7
2. Credit card revenue			3,962	1.7		4,274	1.7		8,140	1.7
3. Per-item credit revenue			8,017	3.4		8,282	3.2		15,508	3.3
4. Credit guarantee revenue			2,584	1.1		3,355	1.3		5,562	1.2
5. Financial revenue - other			60	0.0		73	0.0		95	0.0
6. Operating revenue - other										
Sales of property		25			–			50		
Revenue from operational investment securities		–			227			–		
Bad debts write-off recovery		3,593			3,991			6,778		
Other		3,916	7,535	3.2	4,827	9,045	3.5	7,830	14,658	3.1
Total operating revenue			235,400	100.0		256,404	100.0		473,477	100.0
II Operating expenses										
1. Financial expenses			19,107	8.1		20,271	7.9		38,164	8.1
2. Cost of sales										
Cost of sales of property		36			–			137		
Cost of sales of operational investment securities		–	36	0.0	93	93	0.0	–	137	0.0
3. Operating expenses - other	*1		170,278	72.4		170,155	66.4		322,610	68.1
Total operating expenses			189,422	80.5		190,520	74.3		360,911	76.2
Operating income			45,977	19.5		65,884	25.7		112,566	23.8
III Non-operating income										
1. Interest on loans		23			10			45		
2. Dividends received		76			108			94		
3. Insurance dividends received		28			54			209		
4. Gain on investment in anonymous association		5			–			10		
5. Other		387	522	0.2	348	521	0.2	680	1,040	0.2
IV Non-operating expenses										
1. Loss on investment in anonymous association		708			597			747		
2. Other		329	1,037	0.4	195	792	0.3	412	1,160	0.3
Ordinary income			45,462	19.3		65,613	25.6		112,446	23.7
V Extraordinary income										
1. Allowance for bad debts from previous year		–			67			2		
2. Gain on sale of fixed assets		3			–			157		
3. Gain on sale of investment securities		498			350			738		
4. Liquidation of lease deposits and guarantees		22			–			31		
5. Gain from transfer of payment obligation for substitutional benefits of employees' pension fund		4,025			207			4,025		
6. Other		1	4,551	1.9	28	653	0.3	2	4,957	1.0

Category	Note No.	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2004) Amount		%	Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004) Amount		%	Condensed consolidated statement of income for previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount		%
VI Extraordinary losses										
1. Loss on valuation of fixed assets	*2	81			183			259		
2. Loss on disposal of fixed assets		356			198			667		
3. Loss on sale of investment securities		43			2			43		
4. Loss on valuation of investment securities		11			574			601		
5. Transfer to allowance for bad debts		51			—			12		
6. Consolidation adjustment account write-off	*3	692			3,830			5,614		
7. Dissolution fees for cancellation of contract		1,142			324			1,502		
8. Other		606	2,987	1.2	730	5,843	2.3	4,889	13,589	2.8
Net income before taxes for interim period			47,026	20.0		60,423	23.6		103,814	21.9
Corporate tax, local and enterprise taxes		24,843			21,524			46,173		
Adjustment on corporate tax, etc.		(5,557)	19,286	8.2	5,872	27,397	10.7	(5,157)	41,016	8.7
Gain on minority interests			151	0.1		310	0.1		250	0.0
Net income for interim period			27,588	11.7		32,715	12.8		62,548	13.2

(3) Consolidated Interim Statement of Retained Earnings

(In millions of yen - rounded down, except where noted)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2004) Amount		Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004) Amount		Consolidated statement of retained earnings in previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount	
(Capital surplus)							
I Capital surplus at the beginning of the year			104,125		104,125		104,125
II Increase in consolidated retained earnings							
Gain from price differences in disposal of treasury stock		–	–	21	21	–	–
III Capital surplus at the end of the interim period			104,125		104,147		104,125
(Earned surplus)							
I Earned surplus at the beginning of the year			300,924		357,705		300,924
II Increase in earned surplus							
1. Net income for the interim period		27,588	27,588	32,715	32,715	62,548	62,548
III Decrease in earned surplus							
1. Cash dividends		2,834		2,834		5,668	
2. Bonuses to directors		98		106		98	
3. Loss from price differences in disposal of treasury stock		0	2,932	–	2,940	0	5,766
IV Consolidated retained earnings at the end of the interim period			325,580		387,480		357,705

(4) Consolidated Interim Statement of Cash Flows

(In millions of yen - rounded down, except where noted)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2003 to Sep 30, 2004)	Current consolidated interim period (Apr. 1, 2004 to Sep 30, 2004)	Consolidated statement of cash flows in previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
		Amount	Amount	Amount
I Cash flow from operating activities				
Net income before taxes for previous interim period		47,026	60,423	103,814
Depreciation and amortization		3,245	5,421	7,863
Write-down of consolidation adjustment account		2,031	4,697	7,675
Loss on valuation of investment securities		11	574	601
Increase (decrease) in allowance for bad debts		15,603	1,518	13,626
Increase (decrease) in reserve for accrued bonuses		212	(15)	119
Increase (decrease) in allowance for retirement benefits for employees		(728)	(259)	(1,193)
Increase (decrease) in allowance for retirement benefits for directors		79	(706)	112
Non-operating interest on loans and cash dividends		(100)	(119)	(139)
Amortization of bond issuing expenses		218	202	504
Foreign exchange loss		99	–	48
Loss (gain) on sale of tangible fixed assets		78	183	101
Loss on disposal of tangible fixed assets		356	198	667
Increase on liquidation of lease deposits and guarantees		(22)	(28)	(31)
Loss (gain) on sale of investment securities		(455)	(348)	(694)
Gain from transfer of payment obligation for substitutional benefits of employees' pension fund		(4,025)	(207)	(4,025)
Bonuses paid to directors		(98)	(106)	(98)
Decrease (increase) in loans to customers		(57,906)	(68,007)	(116,158)
Decrease (increase) in installment receivables		5,112	(13,831)	(6,428)
Decrease (increase) in operational investment securities		–	265	–
Loss (gain) on other trade receivables		(6)	343	2,533
Decrease (increase) in bankruptcy claims		(3,387)	(4,217)	(6,297)
Decrease (increase) in inventory		26	(485)	(603)
Decrease (increase) in pre-paid expenses		(271)	(216)	(120)
Decrease (increase) in long-term pre-paid expenses		(549)	1,002	(229)
Decrease (increase) in other current assets		6,958	5,003	3,870
Increase (decrease) in other current liabilities		5,723	2,980	4,708
Other		1,123	892	4,856
Subtotal		20,355	(4,841)	15,081
Non-operating interest on loans and cash dividends		100	119	139
Payments for corporate and other taxes		(37,641)	(26,956)	(57,955)
Cash flow from operating activities		(17,185)	(31,679)	(42,734)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2003 to Sep 30, 2004)	Current consolidated interim period (Apr. 1, 2004 to Sep 30, 2004)	Consolidated statement of cash flows in previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
		Amount	Amount	Amount
II Cash flow from investing activities				
Disbursements for investments in term deposits		(196)	–	(498)
Revenue from payment of term deposits		12	628	492
Funds used for purchase of securities		(1,999)	–	–
Funds provided by sales of investment securities		499	120	509
Decrease (increase) in trust beneficiary rights		2,000	1,000	2,000
Funds used for purchase of tangible fixed assets		(3,945)	(3,157)	(8,095)
Gain on sale of tangible fixed assets		67	199	357
Funds used for purchase of intangible fixed assets		(4,908)	(3,721)	(8,921)
Funds used for purchase of investment securities		(257)	(0)	(308)
Funds provided by sales of investment securities		1,648	551	2,555
Funds used for purchase of new subsidiaries	*2	–	(10,318)	–
Funds provided by sale of paid-in capital		32	308	139
Funds used in providing loans		(35)	–	(7,216)
Gain on collection of loans		43,635	69	15,735
Funds used for purchases of investments and other assets		(33)	(10)	(51)
Funds provided from sales of investments and other assets		178	292	344
Other		(50)	14,063	9,327
Cash flow from investing activities		36,646	23	6,370
III Cash flow from financing activities				
Increase in short-term debts		273,701	430,674	657,558
Repayment of short-term debt		(267,328)	(428,609)	(655,888)
Increase (decrease) in commercial paper		(13,500)	5,000	(8,500)
Increase in long-term debt		310,360	357,511	541,283
Repayments of long-term debt		(296,249)	(283,200)	(528,609)
Cash from issue of corporate bonds		49,722	29,810	79,531
Loss on redemption of bonds		(22,000)	(30,000)	(77,000)
Payment for acquisition of treasury stock		(2)	–	(9)
Gain on retirement of treasury stock		–	614	–
Gain on payments from minor shareholders for establishment of subsidiaries/affiliates		–	–	400
Cash dividends paid		(2,834)	(2,834)	(5,668)
Cash flow from financing activities		31,869	78,968	3,097
IV Effect of exchange rate changes on cash and cash equivalents		(85)	5	(47)
V Increase (decrease) in cash and cash equivalents		51,245	47,317	(33,313)
VI Balance of cash and cash equivalents at the beginning of period		131,643	98,329	131,643
VII Increase in cash and cash equivalents from new consolidations		–	4,943	–
VIII Balance of cash and cash equivalents at the end of the interim period	*1	182,888	150,590	98,329

5. Significant Accounting Policies Relating to the Interim Financial Statements

Item	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
1. Matters pertaining to consolidation	(1) No. of consolidated subsidiaries: 9 Names of consolidated subsidiaries Happy Credit Corporation, Sinwa Co., Ltd., LIFE Co., Ltd, Sanyo Shinpan Co., Businext Corporation, AsTry Loan Services Corporation, Marutoh K.K., City's Corporation, City Green Corporation (2) Names of non-consolidated subsidiaries Stock Center Co., Ltd. and two others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, interim net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(1) No. of consolidated subsidiaries: 9 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, Marutoh K.K., City's Corporation, City Green Corporation, Wide Corporation, New Frontier Partners Co., Ltd. (2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and one other (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, interim net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(1) No. of consolidated subsidiaries: 9 Names of consolidated subsidiaries Happy Credit Corporation, Sinwa Co., Ltd., LIFE Co., Ltd, Sanyo Shinpan Co., Businext Corporation, AsTry Loan Services Corporation, Marutoh K.K., City's Corporation, City Green Corporation (2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd. and three others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.
2. Matters concerning the application of equity method accounting	Three non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.	Two non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.	Four non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.
3. Matters concerning the interim settlement dates of consolidated subsidiaries	The interim fiscal period of Marutoh K.K. ends August 31. Interim financial statements as of this date are used in the preparation of the consolidated interim financial statements, with adjustments made for significant events taking place between balance sheet dates as necessary.	As on left	The fiscal year-end of consolidated subsidiary Marutoh K.K. is February 28. Financial statements as of this date are used in the preparation of the consolidated financial statements, with significant events taking place between balance sheet dates adjusted for as necessary.
4. Accounting principles used for standard accounting treatment	(1) Important asset valuation standards and valuation methods i) Marketable securities Bonds held to maturity Amortized cost method (Fixed amount method)	(1) Important asset valuation standards and valuation methods i) Marketable securities Market value method (sale price computed using the moving average method) Bonds held to maturity As on left	(1) Important asset valuation standards and valuation methods i) Marketable securities Bonds held to maturity As on left

Item	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
	Other marketable securities Securities valued at market: Market value method based on the market price on the settlement date of the consolidated interim period. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. Securities not valued at market: Cost method, cost being determined by the moving average method ii) Inventories Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method Warehouse goods Latest purchase cost method	Other marketable securities Securities valued at market: As on left Securities not valued at market: As on left ii) Inventories As on left	Other marketable securities Securities valued at market: Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. Securities not valued at market: As on left ii) Inventories As on left
	(2) Depreciation methods for depreciable assets i) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 2-15 years Equipment and fixtures 2-20 years ii) Intangible fixed assets - Software Straight-line method based on the assumed useful life for internal use (5 years) - Other Straight-line method	(2) Depreciation methods for depreciable assets i) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-15 years Equipment and fixtures 2-20 years ii) Intangible fixed assets As on left	(2) Depreciation methods for depreciable assets i) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 4-15 years Equipment and fixtures 2-20 years ii) Intangible fixed assets As on left
	(3) Accounting standards for allowances and reserves i) Allowance for bad debts Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims. ii) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.	(3) Accounting standards for allowances and reserves i) Allowance for bad debts As on left ii) Reserve for accrued bonuses As on left	(3) Accounting standards for allowances and reserves i) Allowance for bad debts As on left ii) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.

Item	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
	iii) Allowance for retirement benefits for employees Provision for employees' retirement benefits occurring at the end of the current consolidated interim period is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated domestic subsidiaries obtained from the Minister of Health, Labour and Welfare, as of September 25, 2003, an exemption from the obligation to make future payments with respect to the substitutional portion of employees' pension fund. The estimated amount returned (minimum liability) as of the end of the current consolidated interim period is 2,527 million yen. If AIFUL were to apply the interim measure set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 44-2), the amount to be recorded as a profit would be 211 million yen. Some consolidated domestic subsidiaries have applied the interim measures set forth in Item 47-2 of the Practice Guideline, having written off the retirement benefit obligation relating to the substitutional portion, and pension assets equivalent to the returned amount regarded as extinguished on the date of approval of the relevant exemption. The estimated amount returned (minimum liability) at the end of the current consolidated interim period is 3,915 million yen. iv) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the last day of the current consolidated interim period, based upon the pertinent rules of the Commercial Code.	iii) Allowance for retirement benefits for employees As on left (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated domestic subsidiaries received authorization from the Minister of Health, Labour and Welfare on September 20, 2004 to return the past portion of the substitutional portion of the employees' pension fund. The estimated amount returned as of the end of the current consolidated interim period is 207 million yen (extraordinary gain). iv) Allowance for retirement benefits for directors As on left	iii) Allowance for retirement benefits for employees Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated domestic subsidiaries obtained from the Minister of Health, Labour and Welfare, as of September 25, 2003, an exemption from the obligation to make future payments with respect to the substitutional portion of employees' pension fund. The estimated amount returned (minimum liability) as of the end of the current consolidated fiscal year is 2,509 million yen. If AIFUL were to apply the interim measure set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 44-2), the amount to be recorded as a profit would be 263 million yen. Some consolidated domestic subsidiaries have applied the interim measures set forth in Item 47-2 of the Practice Guideline, having written off the retirement benefit obligation relating to the substitutional portion, and pension assets equivalent to the returned amount regarded as extinguished on the date of approval of the relevant exemption. The estimated amount returned (minimum liability) at the end of the current consolidated fiscal year is 4,067 million yen. iv) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the last day of the current consolidated fiscal year, based upon the pertinent rules of the Commercial Code.

Item	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
	(4) Conversion standards for assets and liabilities in foreign currency Foreign currency-denominated assets and liabilities are converted into yen using the spot exchange rate on the date of consolidated settlement for the interim period. Translation disparities are recorded as gains or losses.	(4) —	(4) —
	(5) Accounting treatment of lease transactions In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	(5) Accounting treatment of lease transactions As on left	(5) Accounting treatment of lease transactions As on left
	(6) Hedge accounting methods i) Hedge accounting methods The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps that meet the requirements for special treatment as interest swaps and interest swaps.	(6) Hedge accounting methods i) Hedge accounting methods As on left	(6) Hedge accounting methods i) Hedge accounting methods As on left
	ii) Hedging methods and hedged transactions - Hedging methods Interest caps and interest swaps - Hedged transactions Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	ii) Hedging methods and hedged transactions As on left	ii) Hedging methods and hedged transactions As on left
	iii) Hedging policy The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.	iii) Hedging policy As on left	iii) Hedging policy As on left
	iv) Evaluation of hedge effectiveness The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, evaluations of effectiveness are omitted for interest rate swaps conducted through exceptional disposal.	iv) Evaluation of hedge effectiveness As on left	iv) Evaluation of hedge effectiveness As on left
	(7) Other Significant Accounting Policies Relating to the Interim Financial Statements i) Interest on loans to customers Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.。	(7) Other Significant Accounting Policies Relating to the Interim Financial Statements i) Interest on loans to customers As on left	(7) Other Significant Accounting Policies Relating to the Financial Statements i) Interest on loans to customers As on left

Item	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
	ii) Accounting standards for credit revenue Commission charges from customers and franchised stores based upon add-on systems are treated as "gains on deferred installments" in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method. iii) Guarantees revenues Loan guarantee revenues are accounted for with the diminishing-balance method. iv) Accounting treatment of interest on debt Interest on debt used to provide consumer loans is accounted for as "financial expenses" and included in operating expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses. v) Disposal method for deferred assets Bond issuing expenses Deferred assets are amortized uniformly within the shorter period of either the bonds' redemption period or the longest period (three years) mandated by the Commercial Code. vi) Accounting treatment of consumption taxes Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	ii) Accounting standards for credit revenue As on left iii) Guarantees revenues As on left iv) Accounting treatment of interest on debt As on left v) Disposal method for deferred assets Bond issuing expenses As on left vi) Accounting treatment of consumption taxes As on left	ii) Accounting standards for credit revenue As on left iii) Guarantees revenues As on left iv) Accounting treatment of interest on debt As on left v) Disposal method for deferred assets Bond issuing expenses As on left vi) Accounting treatment of consumption taxes As on left
5. Scope of Cash and Cash Equivalents in the Consolidated Interim Statement of Cash Flows	Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.	As on left	Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.
6. Write-off of the consolidation adjustment account	The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.	As on left	As on left

6. Notes

(1) Notes to the Consolidated Balance Sheet for the Interim Period

End of previous consolidated interim period (As of September 30, 2003)	End of current consolidated interim period (As of September 30, 2004)	End of previous consolidated fiscal year (As of March 31, 2004)
*1 Additional paid-in capital includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.	*1 As on left	*1 As on left
*2 Cumulative amortization of tangible fixed assets 29,902 million yen	*2 Cumulative amortization of tangible fixed assets 35,233 million yen	*2 Cumulative amortization of tangible fixed assets 31,187 million yen
*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Cash and deposits 642 Loans 719,143 Installment receivables 44,813 Inventory 128 Land 1,563 Tangible fixed assets (other) 1,010 Investment and other fixed assets (other) 309 Total 767,611	*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Cash and deposits 546 Loans 885,864 Installment receivables 51,508 Inventory 117 Land 1,470 Tangible fixed assets (other) 951 Investment and other fixed assets (other) 25 Total 940,483	*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Cash and deposits 546 Loans 760,544 Installment receivables 45,367 Inventory 124 Land 1,470 Tangible fixed assets (other) 978 Investment and other fixed assets (other) 73 Total 809,104
(2) Corresponding liabilities (In millions of yen) Short-term debt 46,526 Current portion of long-term debt 219,417 Long term debts 363,654 Current liabilities (other) 240 Total 629,837	(2) Corresponding liabilities (In millions of yen) Short-term debt 47,880 Current portion of long-term debt 236,980 Long term debts 384,236 Current liabilities (other) 185 Total 669,282	(2) Corresponding liabilities (In millions of yen) Short-term debt 45,320 Current portion of long-term debt 220,249 Long term debts 359,991 Current liabilities (other) 114 Total 625,675
Above amounts include items related to the securitization of loans receivables, 215,589 million yen for outstanding loans receivables, 30,882 million yen for the current portion of long-term debt, and 91,106 million yen for the long-term debt. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,200 million yen for short term debt, 79,325 million yen for the current portion of long-term debt, and 91,738 million yen in long-term debt, totaling 173,263 million yen. • The Company has also offered 5,315 million yen in cash and cash equivalents as collateral for swap transactions.	Above amounts include items related to the securitization of loans receivables, 356,743 million yen for outstanding loans receivables, 34,403 million yen for the current portion of long-term debt, and 101,702 million yen for the long-term debt. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 77,410 million yen for the current portion of long-term debt, and 79,887 million yen in long-term debt, totaling 157,298 million yen. • The Company has also offered 4,332 million yen in cash and cash equivalents as collateral for swap transactions.	Above amounts include items related to the securitization of loans receivables, 259,797 million yen for outstanding loans receivables, 31,278 million yen for the current portion of long-term debt, and 90,268 million yen for the long-term debt. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 200 million yen for short term debt, 83,946 million yen for the current portion of long-term debt, and 84,087million yen in long-term debt, totaling 168,234 million yen. • The Company has also offered 6,153 million yen in cash and cash equivalents as collateral for swap transactions.

End of previous consolidated interim period (As of September 30, 2003)

4 Assets pledged as collateral and corresponding market values
Trust beneficiary rights 2,000 million yen

*5 Installment receivables

(In millions of yen)

Card shopping	42,721
Per item shopping	100,021
Other	1
Total	142,744

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	538	3,796	3,914	420 (91)
Per item shopping	9,661	6,940	7,847	8,753 (959)
Guarantees	670	1,768	1,916	521 (0)
Loans	219	37,305	37,387	136 (–)
Total	11,089	49,809	51,066	9,831 (1,050)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables
The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 240,724 million yen at the end of the current consolidated interim period. The break down was as follows:

(In millions of yen)

Loans	142,857
Installment receivables	97,867
Total	240,724

End of current consolidated interim period (As of September 30, 2004)

*4 —

*5 Installment receivables

(In millions of yen)

Card shopping	49,035
Per item shopping	119,080
Other	0
Total	168,116

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	377	4,233	4,237	373 (62)
Per item shopping	9,937	9,636	8,151	11,423 (1,218)
Guarantees	428	1,947	2,011	364 (0)
Loans	82	40,964	40,997	49 (–)
Total	10,826	56,782	55,396	12,211 (1,280)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables
The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 213,778 million yen at the end of the current consolidated interim period. The break down was as follows:

(In millions of yen)

Loans	119,744
Installment receivables	94,033
Total	213,778

End of previous consolidated fiscal year (As of March 31, 2004)

*4 Assets pledged as collateral and corresponding market values

(In millions of yen)

Negotiable certificate of deposit	10,000
Commercial paper	9,998
Total	19,998

*5 Installment receivables

(In millions of yen)

Card shopping	46,707
Per item shopping	107,576
Other	1
Total	154,285

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	538	7,884	8,044	377 (67)
Per item shopping	9,661	15,428	15,151	9,937 (1,150)
Guarantees	670	3,600	3,842	428 (0)
Loans	219	76,384	76,520	82 (–)
Total	11,089	103,297	103,559	10,826 (1,217)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables
The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 213,981 million yen at the end of the consolidated fiscal year. The break down was as follows:

(In millions of yen)

Loans	120,715
Installment receivables	93,266
Total	213,981

End of previous consolidated interim period (As of September 30, 2003)

*8 Bad debts

The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	4,116	20,067	24,183
Loans in arrears	25,817	20,758	46,576
Loans in arrears longer than 3 months	14,180	5,462	19,642
Loans with adjusted terms	46,266	963	47,230
Total	90,380	47,252	137,632

Explanations for each of the above items follow:

(Bankruptcy claims)

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside an allowance for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Loans in arrears)

"Loans in arrears" refers to loans other than bankruptcy claims for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

(Loans in arrears longer than 3 months)

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as bankruptcy claims or loans in arrears.

End of current consolidated interim period (As of September 30, 2004)

*8 Bad debts

The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	8,080	25,564	33,645
Loans in arrears	30,782	26,906	57,688
Loans in arrears longer than 3 months	15,409	4,760	20,170
Loans with adjusted terms	57,048	1,875	58,923
Total	111,321	59,107	170,428

Explanations for each of the above items follow:

(Bankruptcy claims)

As on left

(Loans in arrears)

As on left

(Loans in arrears longer than 3 months)

As on left

End of previous consolidated fiscal year (As of March 31, 2004)

*8 Bad debts

The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	6,518	22,118	28,636
Loans in arrears	28,597	23,854	52,452
Loans in arrears longer than 3 months	12,736	5,083	17,819
Loans with adjusted terms	49,856	1,060	50,916
Total	97,709	52,116	149,825

Explanations for each of the above items follow:

(Bankruptcy claims)

As on left

(Loans in arrears)

As on left

(Loans in arrears longer than 3 months)

As on left

End of previous consolidated interim period (As of September 30, 2003)	End of current consolidated interim period (As of September 30, 2004)	End of previous consolidated fiscal year (As of March 31, 2004)
(Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as bankruptcy claims, loans in arrears or loans in arrears longer than 3 months.	(Loans with adjusted terms) As on left	(Loans with adjusted terms) As on left
*9 Gains and losses related to hedging methods are recorded under "other" in "investments and other assets" on a net basis. The total deferred hedge loss before being netted out was 19,861 million yen. Total deferred hedge gains were 178 million yen.	*9 Gains and losses related to hedging methods are recorded under "other" in "investments and other assets" on a net basis. The total deferred hedge loss before being netted out was 19,861 million yen. Total deferred hedge gains were 178 million yen.	*9 Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 19,273 million yen. Total deferred hedge gains were 298 million yen.

(2) Notes to the Consolidated Interim Statement of Income

Previous consolidated interim period (April 1, 2003 to September 30, 2003)	Current consolidated interim period (April 1, 2004 to September 30, 2004)	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Advertising expenses 10,679 Transfer to allowance for bad debts e 87,536 Employee salaries and bonuses 16,637 Transfer to allowance for bonus payments 3,965 Commissions 10,416	*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Advertising expenses 11,669 Transfer to allowance for bad debts 77,945 Employee salaries and bonuses 18,659 Transfer to allowance for bonus payments 3,908 Commissions 12,016	*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Advertising expenses19,962Transfer to allowance for bad debts 143,892 Employee salaries and bonuses 37,519 Transfer to allowance for bonus payments 3,878 Commissions 21,502
*2 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 3 Land 13 Other 65 Total 81	*2 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 82 Land 31 Other 69 Total 183	*2 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 3 Land 13 Other 243 Total 259
*3 The amount of tax losses carried forward at a subsidiary at the time of acquisition of the subsidiary's shares that corresponds to the accrued deferred tax assets at the subsidiary following the acquisition of the subsidiary's shares is written off as a lump sum.	*3 As on left	*3 As on left

(3) Note to the Consolidated Statement of Cash Flows for the Interim Period

Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the consolidated balance sheet for the interim period: (In millions of yen) Cash and cash equivalents account 183,725 Term deposits with maturity greater than 3 months (837) Cash and cash equivalents 182,888	*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the consolidated balance sheet for the interim period: (In millions of yen) Cash and cash equivalents account 151,224 Term deposits with maturity greater than 3 months (633) Cash and cash equivalents 150,590	*1 Relationship between the balance of cash and cash equivalents at the end of the fiscal year and the amounts recorded in the categories shown on the consolidated balance sheets: (In millions of yen) Cash and cash equivalents account 99,163 Term deposits with maturity greater than 3 months (833) Cash and cash equivalents 98,329
	*2 Breakdown of primary assets and liabilities of company that became a new subsidiary due to stock acquisition The breakdown of the assets and liabilities at the start of the consolidated period following the consolidation of Wide Corporation through stock acquisition, the acquisition price of Wide Corporation shares, and the relationship to expenditures (net) made to acquire Wide Corporation are as follows: (In millions of yen) Current assets 71,170 Fixed assets 6,522 Consolidation adjustment account 4,378 Current liabilities (30,953) Long-term liabilities (34,278) Acquisition price of Wide Corporation's shares 16,839 Wide Corporation's balance of cash and cash equivalents at start of fiscal period (6,521) Deduction for expenditures to acquire Wide Corporation 10,318	

(4) Notes to Lease Transaction

Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

i) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	0	8
Machinery and vehicles	377	236	141
Equipment and fixtures	27,462	16,744	10,718
Total	27,849	16,981	10,868

ii) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	5,389
Over one year	6,191
Total	11,581

iii) Amount of lease fee payments, depreciation expense and interest expense

(In millions of yen)

Lease fee payments	3,482
Depreciation expenses	3,368
Interest expenses	119

iv) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

The method for calculating the amount equivalent to depreciation expenses was changed from the sum-of-the-years-digits method to the fixed amount method in the current consolidated interim period. As a result, compared with the earlier method, the amount equivalent to cumulative depreciation expenses is 2,277 million yen less, and the amount equivalent to depreciation expenses is 297 million yen more.

Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

i) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	2	6
Machinery and vehicles	293	146	147
Equipment and fixtures	23,207	14,419	8,787
Total	23,510	14,568	8,941

ii) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	4,720
Over one year	4,250
Total	8,970

iii) Amount of lease fee payments, depreciation expense and interest expense

(In millions of yen)

Lease fee payments	3,185
Depreciation expenses	2,984
Interest expenses	134

iv) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

i) Acquisition cost, accumulated depreciation and fiscal-year end balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Fiscal-year end balance
Buildings and structures	9	1	7
Machinery and vehicles	480	327	153
Equipment and fixtures	27,600	18,648	8,951
Total	28,090	18,977	9,112

i) Outstanding balance of future lease payments at the end of the fiscal year

(In millions of yen)

Within one year	4,729
Over one year	4,497
Total	9,226

ii) Amount of lease fee payments, depreciation expense and interest expense

(In millions of yen)

Lease fee payments	6,460
Depreciation expenses	6,214
Interest expenses	207

iv) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method. The method for calculating the amount equivalent to depreciation expenses was changed from the sum-of-the-years-digits method to the fixed amount method in the current consolidated fiscal year. As a result, the amount equivalent to cumulative depreciation expenses is 1,875 million yen less, and the amount equivalent to depreciation expenses is 703 million yen more.

Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
v) Accounting method for the amount equivalent to interest expenses Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.	v) Accounting method for the amount equivalent to interest expenses As on left	v) Accounting method for the amount equivalent to interest expenses As on left
2. Operating lease transactions i) Leases in progress (In millions of yen) Within one year 107 Over one year 272 Total 379	2. Operating lease transactions i) Leases in progress (In millions of yen) Within one year 100 Over one year 174 Total 275	2. Operating lease transactions i) Leases in progress (In millions of yen) Within one year 104 Over one year 221 Total 325

(5) Marketable securities

A. End of the previous consolidated interim period (Sep. 30, 2003)

1. Marketable securities with market value

(In millions of yen)

Segment	Acquisition	Value stated on interim consolidated balance sheet	Difference
Other marketable securities			
i) Stocks	6,309	9,184	2,874
ii) Bonds			
National and local bonds	120	120	0
Corporate bonds	10	10	0
Total	6,439	9,314	2,874

2. Marketable securities without market price

(In millions of yen)

Segment	Value stated on interim consolidated balance sheet
Other marketable securities	
i) Non-listed stocks (excludes OTC stocks and includes preferred stocks)	3,195
ii) Senior subscription certificates	1,500
iii) Commercial paper	1,999

B. End of the current consolidated interim period (Sep. 30, 2004)

1. Marketable securities with market value

(In millions of yen)

Segment	Acquisition	Value stated on interim consolidated balance sheet	Difference
Other marketable securities			
i) Stocks	6,426	12,821	6,395
ii) Bonds			
National and local bonds	–	–	–
Corporate bonds	–	–	–
Total	6,426	12,821	6,395

2. Marketable securities without market price

(In millions of yen)

Segment	Value stated on interim consolidated balance sheet
Other marketable securities	
i) Non-listed stocks (excludes OTC stocks and includes preferred stocks)	1,503
ii) Senior subscription certificates	1,500
iii) Commercial paper	–

C. End of the previous consolidated fiscal year (Mar. 31, 2004)

1. Marketable securities with market value

(In millions of yen)

Segment	Acquisition	Value stated on interim consolidated balance sheet	Difference
Other marketable securities			
i) Stocks	6,783	13,975	7,191
ii) Bonds			
National and local bonds	120	120	0
Corporate bonds	–	–	–
Total	6,903	14,095	7,191

2. Marketable securities without market price

(In millions of yen)

Segment	Value stated on interim consolidated balance sheet
Other marketable securities	
i) Non-listed stocks (excluding OTC stocks)	1,522
ii) Other	1,500

(6) Derivative Transactions

	End of previous consolidated interim period (September 30, 2003)	End of current consolidated interim period (September 30, 2004)	End of previous consolidated fiscal year (March 31, 2004)
Matters concerning market value of transactions	There are no relevant transactions due to the adoption of hedge accounting.	As on left	As on left

(7) Segment Information

	Previous consolidated interim period (April 1, 2003 to September 30, 2003)	Current consolidated interim period (April 1, 2004 to September 30, 2004)	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
By type of business	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues and operating income in all of the Company's business segments.	As on left	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income and assets in all of the Company's business segments.
By region	The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.	As on left	As on left
Foreign sales	The Company did not have any foreign sales during the period.	As on left	As on left

(8) Per Share Information

	Previous consolidated interim period (April 1, 2003 to September 30, 2003)	Current consolidated interim period (April 1, 2004 to September 30, 2004)	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
Net assets per share	5,428.60 yen	6,107.79 yen	5,794.58 yen
Net income per share	292.04 yen	346.18 yen	660.98 yen
Diluted net income per share	Diluted net income per share for the interim period under review has not been included here as there was no dilutary effect on income at the end of the interim period.	346.12 yen	Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period.

Note: Basis for calculation of net income per share and diluted income per share

	Previous consolidated interim period (April 1, 2003 to September 30, 2003)	Current consolidated interim period (April 1, 2004 to September 30, 2004)	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
Net income per share for the interim period			
Net income	27,588 million yen	32,715 million yen	62,548 million yen
Amount not returned to common stock shareholders	–	–	106 million yen
Includes directors' bonuses distribution of profit	–	–	106 million yen
Net income relating to common stock	27,588 million yen	32,715 million yen	62,441 million yen
Average number of shares of common stock during the period	94,468,199 shares	94,502,580 shares	94,467,918 shares
Diluted net income per share			
Increase in number of common stock	–	16,064 shares	–
(of which stock options through acquisition of treasury stock)	–	(16,064 shares)	–
Outline of stock not included in diluted net income per share due to lack of dilutary effect	Stock options relating to treasury stock acquisition methods: 206,000 shares	–	Stock options relating to treasury stock acquisition methods: 204,000 shares

(9) Significant Subsequent Events

Previous consolidated interim period	Current consolidated interim period	Current consolidated fiscal year
—		On June 16, 2004, the Company concluded a stock transfer agreement by which it acquired all the shares issued by Wide Corporation (president: Mitsuo Yanagi). As part of the business strategy to become a comprehensive retail financial services company, this acquisition is intended to boost business efficiency and profitability and reinforce Group earnings with the addition of Wide Corporation to the Group.

Company name	Wide Corporation
Headquarters	Utsunomiya-shi, Tochigi-ken
President	Mitsuo Yanagi
Establishment	May 1984
Main business	Consumer finance
Total assets (see note)	106,693 million yen (as of Mar. 31, 2004)
Net assets	12,461 million yen (as of Mar. 31, 2004)
Capital	2,555 million yen (as of Mar. 31, 2004)
Major shareholders	Sei Saito and others
Stock acquisition date	June 30, 2004
Shares acquired	32,135 shares
Equity share after acquisition	100%

Note: Figure includes 36,811 million yen in loans that were dropped from the balance sheet as a result of securitization.

5. Results of Operations

(1) Operating Revenue

(In millions of yen)

Item	Period	Previous consolidated interim period (Apr. 1, 2003 to Sep. 30, 2003)		Current consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)		Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	178,453	75.8	193,309	75.4	358,142	75.6
	Secured loans	27,075	11.5	27,995	10.9	55,022	11.6
	Small business loans	7,710	3.3	10,067	4.0	16,348	3.5
	Sub-total	213,239	90.6	231,372	90.3	429,512	90.7
Credit card revenue		3,962	1.7	4,274	1.7	8,140	1.7
Per-item credit revenue		8,017	3.4	8,282	3.2	15,508	3.3
Guarantees revenues		2,584	1.1	3,355	1.3	5,562	1.2
Other financial revenue	Interest on deposits	5	0.0	1	0.0	7	0.0
	Interest on marketable securities	0	0.0	0	0.0	1	0.0
	Interest on loans	34	0.0	56	0.0	47	0.0
	Other	20	0.0	16	0.0	39	0.0
	Sub-total	60	0.1	73	0.0	95	0.0
Other operating revenue	Sales of property	25	0.0	—	0.0	50	0.0
	Bad debt write-off recovery	3,593	1.5	3,991	1.5	6,778	1.4
	Other	3,916	1.7	5,054	2.0	7,830	1.7
	Sub-total	7,535	3.2	9,045	3.5	14,658	3.1
Total		235,400	100.0	256,404	100.0	473,477	100.0

Note: "Other" included in other operating revenue is card membership fees.

(2) Other Operating Indicators

(In millions of yen - except per share data)

Item		End of previous interim period (As of September 30, 2003)	End of current interim period (As of September 30, 2004)	End of previous fiscal year (As of March 31, 2004)
Total amount of loans outstanding	Unsecured loans	1,460,263	1,590,255	1,477,430
	Secured loans	338,755	348,178	346,183
	Small business loans	72,525	101,291	84,041
	Sub-total	1,871,545	2,039,725	1,907,655
Number of customer accounts	Unsecured loans	3,378,322	3,580,569	3,366,615
	Secured loans	91,481	96,809	94,474
	Small business loans	51,587	67,350	59,151
	Sub-total	3,521,390	3,744,728	3,520,240
Number of branches	Staffed branches	804	864	813
	Unstaffed branches	1,168	1,409	1,164
	Branches for secured loans	4	0	1
	Sub-total	1,976	2,273	1,978
Number of "Ojidosan" loan-contracting machines		1,850	2,130	1,855
Number of ATMs	Company-owned	2,049	2,307	2,046
	Partner-owned	127,489	133,497	130,102
	Sub-total	129,538	135,804	132,148
Number of employees		6,310	6,540	5,969
Bad debt write-off		69,600	72,959	137,172
Allowance for bad debts		147,733	155,196	145,757
Net income per share (yen)		292.04	346.18	660.98
Net assets per share (yen)		5,428.60	6,107.79	5,794.58

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to bankruptcy claims. Furthermore, off-balance sheet operating loans from the securitization of receivables, which came to 119,744 million yen at the end of the current interim consolidated period, 142,857 million yen at the end of the previous interim consolidated period, and 120,715 million yen at the end of the previous consolidated fiscal year have been included.

2. Bad debt write-off does not include bankruptcy claims and claims in correction, which came to 3,352 million yen in the current interim consolidated period, 2,078 million yen in the previous interim consolidated period, and 2,789 million yen in the previous consolidated fiscal year.



November 4, 2004

Interim Financial Statements (Non-Consolidated)

For the fiscal year ending March 31, 2005

AIFUL Corporation	Stock Exchange: Tokyo, Osaka
Stock Code: 8515	Headquarters: Kyoto City
(URL http://www.aiful.co.jp)	
Representative:	Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 3274 - 3560
Date of the Board of Directors' meeting to approve financial statements:	November 4, 2004
Interim dividends payment:	Yes
Commencement of the interim dividends payment:	December 10, 2004
The Company adopted the "Tangen" credit unit system:	Yes (One Tangen of stock at AIFUL Corporation is equivalent to 50 shares)

1. Non-Consolidated Business Results for the Interim Period (April 1, 2004 – September 30, 2004)

(1) Non-Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

(In millions of yen - except per share data)

	Operating Revenue		Operating Income		Ordinary Income	
Interim Period Ended September 30, 2004	169,969	1.9%	52,961	28.6%	54,686	28.3%
Interim Period Ended September 30, 2003	166,869	2.7%	41,190	(30.1)%	42,622	(27.1)%
Fiscal Year Ended March 31, 2004	334,977	3.2%	95,238	(10.9)%	98,932	(7.6)%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
Interim Period Ended September 30, 2004	30,189	42.0%	319.46	319.40
Interim Period Ended September 30, 2003	21,262	(30.0)%	225.08	–
Fiscal Year Ended March 31, 2004	53,086	(4.0)%	560.82	–

Notes: 1. Average number of shares during:
Interim period ended September 30, 2004: 94,502,580 shares
Interim period ended September 30, 2003: 94,468,199 shares
Fiscal year ended March 31, 2004: 94,467,918 shares

2. Changes in accounting policies: No
3. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change

(2) Dividend Information

	Dividends per Share (in Yen)	
	Interim	Year-end
Interim Period Ended September 30, 2004	30.00	–
Interim Period Ended September 30, 2003	30.00	–
Fiscal Year Ended March 31, 2004	–	60.00

(3) Non-Consolidated Financial Position

(In millions of yen – rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Interim Period Ended September 30, 2004	1,988,406	550,234	27.7	5,820.66
Interim Period Ended September 30, 2003	1,910,490	491,373	25.7	5,201.48
Fiscal Year Ended March 31, 2004	1,870,075	522,904	28.0	5,534.17

Notes: 1. Number of shares issued and outstanding:
Interim period ended September 30, 2004: 94,531,358 shares
Interim period ended September 30, 2003: 94,468,001 shares
Fiscal year ended March 31, 2004: 94,467,134 shares

2. Total number of treasury stocks at the end of:
Interim period ended September 30, 2004: 158,642 shares
Interim period ended September 30, 2003: 221,999 shares
Fiscal year ended March 31, 2004: 222,866 shares

2. Fiscal Year 2005 Full Year Forecast (April 1, 2004 - March 31, 2005)

(In millions of yen, rounded down)

	Operating Revenue	Ordinary Income	Net Income	Dividends per Share (in Yen)	
				Interim	Year-end
Fiscal Year Ending March 31, 2005	340,052	112,000	59,623	30.00	60.00

Reference:
Forecast for earnings per share for fiscal year 2005 (Fiscal year ending March 31, 2005): 630.72 yen

Caution Relating to Results Forecasts
The above forecasts are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

ıpplementary Data)

Interim Non-Consolidated Financial Statements

) Interim Non-Consolidated Balance Sheets

(In millions of yen – rounded down, except where noted)

Category	Note No.	End of previous interim period (As of September 30, 2003)			End of current interim period (As of September 30, 2004)			Condensed balance sheets for previous fiscal year (As of March 31, 2004)		
		Amount		%	Amount		%	Amount		%
(Assets)										
Current assets										
1. Cash and cash equivalents		128,728			95,767			60,425		
2. Loans	*2,3, 5	1,435,770			1,459,310			1,451,638		
3. Marketable securities		2,009			–			–		
4. Property for sale	*2	213			174			181		
5. Deferred tax assets		15,763			10,051			13,629		
6. Short-term loans	*4	2,188			5,915			20,178		
7. Other	*2	34,017			32,825			36,339		
8. Allowance for bad debts		(82,748)			(81,750)			(81,693)		
Total current assets			1,535,942	80.4		1,522,294	76.6		1,500,700	80.3
I. Fixed assets										
1. Tangible fixed assets										
(1) Land		5,612			5,612			5,612		
(2) Other	*1	23,408			23,417			24,031		
Total tangible fixed assets		29,021			29,030			29,643		
2. Intangible fixed assets		9,972			11,646			10,860		
3. Investment and other fixed assets										
(1) Stock in affiliated companies		114,264			131,704			114,864		
(2) Bankruptcy claims	*5	20,260			26,877			22,925		
(3) Long-term loans to affiliated companies		167,488			237,853			157,086		
(4) Deferred tax assets		3,735			975			769		
(5) Loss on deferred hedge	*7	19,683			18,151			18,974		
(6) Other	*2	29,127			29,095			32,061		
(7) Allowance for bad debts		(19,600)			(19,674)			(18,264)		
Total investment and other fixed assets		334,959			424,983			328,417		
Total fixed assets			373,953	19.6		465,660	23.4		368,921	19.7
II. Deferred assets										
Bond issuing expenses		593			451			453		
Total deferred assets			593	0.0		451	0.0		453	0.0
Total assets			1,910,490	100.0		1,988,406	100.0		1,870,075	100.0

Category	Note No.	End of previous interim period (As of September 30, 2003)			End of current interim period (As of September 30, 2004)			Condensed balance sheets for previous fiscal year (As of March 31, 2004)		
		Amount		%	Amount		%	Amount		%
(Liabilities)										
Current liabilities										
1. Notes payable - trade		4,659			4,869			4,161		
2. Short-term debt	*2	19,806			12,000			8,500		
3. Current portion of bonds		85,000			124,000			90,000		
4. Current portion of long-term debt	*2	326,730			347,555			327,815		
5. Income taxes payable		24,359			20,800			24,660		
6. Reserve for accrued bonuses		2,540			2,327			2,397		
7. Other		13,440			11,640			11,270		
Total current liabilities			476,535	25.0		523,193	26.3		468,806	25.0
II. Long-term liabilities										
1. Bonds		395,000			321,000			355,000		
2. Long term debts	*2	524,983			575,054			502,413		
3. Allowance for retirement benefits for employees		1,440			214			806		
4. Allowance for retirement benefits for directors		1,179			1,170			1,220		
5. Interest swaps		19,861			17,509			18,832		
6. Other		115			29			91		
Total long-term liabilities			942,581	49.3		914,978	46.0		878,365	47.0
Total liabilities			1,419,117	74.3		1,438,172	72.3		1,347,171	72.0
(Shareholders' equity)										
I. Common stock			83,317	4.4		83,317	4.2		83,317	4.5
II. Additional paid-in capital										
1. Capital reserves		90,225			90,225			90,225		
2. Gain on price differences in disposal of treasury stock		–			21			–		
Total additional paid-in capital			90,225	4.7		90,246	4.6		90,225	4.8
III. Retained earnings										
1. Earned surplus reserves		1,566			1,566			1,566		
2. Voluntary reserves		292,322			336,822			292,322		
3. Unappropriated retained earnings for the period		24,184			35,923			53,174		
Total retained earnings			318,073	16.6		374,311	18.8		347,062	18.6
IV. Differences in evaluation of other marketable securities			1,812	0.1		3,828	0.2		4,361	0.2
V. Treasury stock			(2,054)	(0.1)		(1,468)	(0.1)		(2,062)	(0.1)
Total shareholders' equity			491,373	25.7		550,234	27.7		522,904	28.0
Total liabilities and shareholders' equity			1,910,490	100.0		1,988,406	100.0		1,870,075	100.0

Interim Non-Consolidated Statement of Income

(In millions of yen – rounded down, except where noted)

Category	Note No.	Previous interim period (Apr. 1 to Sep. 30, 2003)			Current interim period (Apr. 1 to Sep. 30, 2004)			Condensed statement of income for previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)		
		Amount		%	Amount		%	Amount		%
Operating revenue										
1. Interest on loans to customers		162,930		97.7	165,084		97.1	326,978		97.6
2. Financial revenue - other		41		0.0	57		0.0	58		0.0
3. Operating revenue - other										
(1) Sales of property		25			–			50		
(2) Other		3,871			4,826			7,889		
Other operating revenue		3,897		2.3	4,826		2.9	7,940		2.4
Total operating revenue			166,869	100.0		169,969	100.0		334,977	100.0
Operating expenses										
1. Financial expenses		17,055		10.2	16,299		9.6	33,485		10.0
2. Cost of sales										
(1) Cost of sales of property		36			–			137		
Total cost of sales		36		0.0	–			137		0.1
3. Operating expenses - other		108,585		65.1	100,708		59.2	206,117		61.5
Total operating expenses			125,678	75.3		117,007	68.8		239,739	71.6
Operating income			41,190	24.7		52,961	31.2		95,238	28.4
I. Non-operating income	*1		2,281	1.3		2,352	1.4		4,576	1.4
V. Non-operating expenses	*2		849	0.5		627	0.4		882	0.3
Ordinary income			42,622	25.5		54,686	32.2		98,932	29.5
. Extraordinary income			430	0.3		559	0.3		672	0.2
I. Extraordinary losses			811	0.5		384	0.2		1,643	0.5
Net income before taxes for interim period			42,242	25.3		54,861	32.3		97,961	29.2
Corporate tax, local and enterprise taxes		24,373			20,937			44,918		
Adjustment on corporate tax, etc.		(3,393)	20,979	12.6	3,734	24,671	14.5	(43)	44,874	13.4
Net income for interim period			21,262	12.7		30,189	17.8		53,086	15.8
Retained earnings brought forward			2,922			5,733			2,922	
Loss on price differences in disposal of treasury stock			0			–			0	
Interim dividends			–			–			2,834	
Unappropriated retained earnings for the period			24,184			35,923			53,174	

Significant Accounting Policies Relating to the Interim Financial Statements

Item	Previous interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
Appraisal standards and methods for principal assets	(1) Marketable securities Subsidiaries stock and stock in affiliated companies Cost method, cost being determined by the moving average method Other marketable securities - Securities valued at market: Market value method based on the market price on the settlement date of the interim period All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: Cost method, cost being determined by the moving average method (2) Inventories Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method	(1) Marketable securities Subsidiaries stock and stock in affiliated companies As on left Other marketable securities - Securities valued at market: As on left - Securities not valued at market: As on left (2) Inventories As on left	(1) Marketable securities Subsidiaries stock and stock in affiliated companies As on left Other marketable securities - Securities valued at market: Market value method based on the market prices on the settlement date of the interim period All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: As on left (2) Inventories As on left
Depreciation methods for depreciable assets	(1) Tangible fixed assets: Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 7-50 years Machinery and vehicles 2-15 years Equipment and fittings 2-20 years (2) Intangible fixed assets: Software: Straight-line method based on the assumed useful life for internal use (5 years) Other: Straight-line method	(1) Tangible fixed assets: Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 13-15 years Equipment and fittings 3-20 years (2) Intangible fixed assets: As on left	(1) Tangible fixed assets: As on left (2) Intangible fixed assets: As on left
Accounting standards for allowances and reserves	(1) Allowance for bad debts Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims. (2) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.	(1) Allowance for bad debts As on left (2) Reserve for accrued bonuses As on left	(1) Allowance for bad debts As on left (2) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.

Item	Previous interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
	(3) Allowance for retirement benefits for employees Provision for employees' retirement benefits occurring at the end of the current consolidated interim period is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL obtained from the Minister of Health, Labour and Welfare an exemption from the obligation to make future payments with respect to the substitutional portion of employees' pension fund. The estimated amount returned (minimum liability) as of the end of the current interim period is 2,527 million yen. If AIFUL were to apply the interim measure set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 44-2), the amount to be recorded as a	(3) Allowance for retirement benefits for employees Provision for employees' retirement benefits occurring at the end of the current consolidated interim period is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL received authorization from the Minister of Health, Labour and Welfare on September 20, 2004 to return the past portion of the substitutional portion of the employees' pension fund. The estimated amount returned as of the end of the current consolidated interim period is 207 million yen (extraordinary gain).	(3) Allowance for retirement benefits for employees Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are written off in the fiscal year in which they accrue. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL obtained from the Minister of Health, Labour and Welfare an exemption from the obligation to make future payments with respect to the substitutional portion of employees' pension fund. The estimated amount returned (minimum liability) as of the end of the current consolidated fiscal year is 2,509 million yen. If AIFUL were to apply the interim measure set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 44-2), the amount to be recorded as a profit would be 263 million yen.
	(4) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the last day of the current consolidated interim period, based upon the pertinent rules of the Commercial Code.	(4) Allowance for retirement benefits for directors As on left	(4) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.
Conversion standards for assets and liabilities in foreign currency	Foreign currency-denominated assets and liabilities are converted into yen using the spot exchange rate on the date of settlement for the interim period. Translation disparities are recorded as gains or losses.	—	—
Accounting treatment of lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	As on left	As on left

Item	Previous interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
Hedge accounting methods	(1) Hedge accounting methods The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps that meet the requirements for special treatment as interest swaps and interest swaps (2) Hedging methods and hedged transactions Hedging methods Interest caps and interest swaps Hedged transactions Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds). (3) Hedging policy The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured. (4) Evaluation of hedge effectiveness The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, evaluations of effectiveness are omitted for interest rate swaps conducted through exceptional disposal.	(1) Hedge accounting methods As on left (2) Hedging methods and hedged transactions As on left (3) Hedging policy As on left (4) Evaluation of hedge effectiveness As on left	(1) Hedge accounting methods As on left (2) Hedging methods and hedged transactions As on left (3) Hedging policy As on left (4) Evaluation of hedge effectiveness As on left
Other Significant Accounting Policies Relating to the Interim Financial Statements	(1) Accounting methods for income and expenses Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate. (2) Accounting treatment of interest on debt Interest on debt used to provide consumer loans is accounted for as "financial expenses" and included in operating expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses. (3) Disposal method for deferred assets Bond issuing expenses Deferred assets are amortized uniformly within the shorter period of either the bonds' redemption period or the longest period (three years) mandated by the Commercial Code.	(1) Accounting methods for income and expenses As on left (2) Accounting treatment of interest on debt As on left (3) Disposal method for deferred assets Bond issuing expenses As on left	(1) Accounting methods for income and expenses As on left (2) Accounting treatment of interest on debt As on left (3) Disposal method for deferred assets Bond issuing expenses As on left

Item	Previous interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
	(4) Accounting treatment of consumption taxes Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	(4) Accounting treatment of consumption taxes As on left	(4) Accounting treatment of consumption taxes As on left

5. Notes

(1) Notes to the Non-Consolidated Balance Sheets for Interim Period

Previous interim period (As of September 30, 2003)	Current interim period (As of September 30, 2004)	Previous fiscal year (As of March 31, 2004)
*1. Accumulated depreciation of tangible fixed assets 17,612 million yen	*1. Accumulated depreciation of tangible fixed assets 20,494 million yen	*1. Accumulated depreciation of tangible fixed assets 19,265 million yen
*2. Assets pledged as collateral and corresponding liabilities as below. (1) Assets pledged as collateral (In millions of yen) Loans 623,891 Real estate for sale 128 Investment and other assets (other) 188 Total 624,208 (2) Corresponding liabilities (In millions of yen) Short-term debt 7,806 Current portion of long-term debt 176,651 Long-term debt 309,015 Total 493,473	*2. Assets pledged as collateral and corresponding liabilities as below. (1) Assets pledged as collateral (In millions of yen) Loans 756,079 Real estate for sale 117 Total 756,197 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debt 182,871 Long-term debt 318,761 Total 501,633	*2. Assets pledged as collateral and corresponding liabilities as below. (1) Assets pledged as collateral (In millions of yen) Loans 650,629 Real estate for sale 124 Total 650,754 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debt 173,618 Long-term debt 306,023 Total 479,641
Above amounts include items related to the securitization of loans receivables, 215,589 million yen for outstanding loans receivables, 30,882 million yen for the current portion of long-term debt, and 91,106 million yen for the long-term debt. The items below are not included in the above amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short term debt, 62,999 million yen for the current portion of long-term debt, and 80,558 million yen in long-term debt, totaling 145,557 million yen. • The Company has also offered 5,315 million yen in cash and cash equivalents as collateral for swap transactions. • The Company has taken Marutoh K.K.'s tangible fixed assets as a pledge for their borrowings.	Above amounts include items related to the securitization of loans receivables, 356,743 million yen for outstanding loans receivables, 34,403 million yen for the current portion of long-term debt, and 101,702 million yen for the long-term debt. The items below are not included in the above amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 63,650 million yen for the current portion of long-term debt, and 60,763 million yen in long-term debt, totaling 124,414 million yen. • The Company has also offered 4,332 million yen in cash and cash equivalents as collateral for swap transactions. • The Company has taken Marutoh K.K.'s tangible fixed assets as a pledge for their borrowings.	Above amounts include items related to the securitization of loans receivables, 259,797 million yen for outstanding loans receivables 31,278 million yen for the current portion of long-term debt, and 90,268 million yen for the long-term debt. The items below are not included in the above amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 65,438 million yen for the current portion of long-term debt and 69,702 million yen in long-term debt, totaling 135,141 million yen. • The Company has also offered 6,153 million yen in cash and cash equivalents as collateral for swap transactions. • The Company has taken Marutoh K.K.'s tangible fixed assets as a pledge for their borrowings.

Previous interim period (As of September 30, 2003)

Includes 1,074,563 million yen in personal unsecured loans

Assets pledged as collateral and corresponding market values

(In millions of yen)

Trust received rights 2,000

. The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	4,116	19,506	23,623
Loans in arrears	17,185	19,985	37,170
Loans in arrears longer than 3 months	9,321	3,802	13,124
Loans with adjusted terms	35,212	78	35,290
Total	65,834	43,373	109,207

xplanations for each of the above items follow:

Bankruptcy claims)

Claims in bankruptcy" refers to loans that are included in loans on hich principal or interest payments have been continuously late or a considerable period of time for the reasons cited in Article 96, aragraph 1, Number 3, Items B through E of the Corporate acome Tax Law Execution Ordinance (1965, Ordinance No. 97), r for the reasons set forth in Number 4 of the same paragraph. The ompany sets aside a reserve for bad debts that is equivalent to the mount the Company believes it will be unable to recover based on n evaluation of each loan.

.oans in arrears)

Loans in arrears" refers to loans other than bankruptcy claims for hich unpaid interest is not accrued. This excludes loans, however, at are included in loans for which the Company has made rrangements convenient to the borrower for the purpose of eorganization or support of the borrower, such as reduction or xemption of interest or extension of the repayment period on hich the Company is periodically receiving payments.

.oans in arrears longer than 3 months)

Loans in arrears longer than 3 months" refers to loans for which e principal or interest payment is three or more months overdue om the day following the scheduled payment date and that are not egarded as bankruptcy claims or loans in arrears.

Current interim period (As of September 30, 2004)

*3. Includes 1,085,579 million yen in personal unsecured loans.

—

*5. The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	4,745	24,699	29,444
Loans in arrears	19,832	26,183	46,015
Loans in arrears longer than 3 months	9,477	3,440	12,918
Loans with adjusted terms	38,830	207	39,037
Total	72,885	54,531	127,416

Explanations for each of the above items follow:

(Bankruptcy claims)

As on left

(Loans in arrears)

As on left

(Loans in arrears longer than 3 months)

As on left

Previous fiscal year (As of March 31, 2004)

*3. Includes 1,081,057 million yen in personal unsecured loans.

*4. Assets pledged as collateral and corresponding market values

(In millions of yen)

Trust received rights	10,000
Commercial paper	9,998
Total	19,998

*5. The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	4,880	21,227	26,107
Loans in arrears	18,929	23,211	42,141
Loans in arrears longer than 3 months	8,977	3,398	12,375
Loans with adjusted terms	37,155	104	37,260
Total	69,943	47,941	117,884

Explanations for each of the above items follow:

(Bankruptcy claims)

As on left

(Loans in arrears)

As on left

(Loans in arrears longer than 3 months)

As on left

Previous interim period (As of September 30, 2003)	Current interim period (As of September 30, 2004)	Previous fiscal year (As of March 31, 2004)
.oans with adjusted terms) .oans with adjusted terms" refers to loans for which the Company ıs made arrangements convenient to the borrower for the purpose : reorganization or support of the borrower, such as reduction or ‹emption of interest or extension of the repayment period on hich the Company is periodically receiving payments, and that :e not regarded as bankruptcy claims, loans in arrears or loans in rrears longer than 3 months.	(Loans with adjusted terms) As on left	(Loans with adjusted terms) As on left
Liabilities for guarantee 1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 19,266 million yen 2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 791 million yen 3) Liabilities for guarantees of debt of affiliated companies: Marutoh K.K.: 9,500 million yen	6 Liabilities for guarantee (1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 31,440 million yen (2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 2,128 million yen (3) Liabilities for guarantees of debt of affiliated companies: Marutoh K.K.: 8,600 million yen	6. Liabilities for guarantee (1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 25,958 million yen (2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 1,358 million yen (3) Liabilities for guarantees of debt of affiliated companies: Marutoh K.K.: 8,600 million yen
*7. Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 19,861 million yen. Total deferred hedge gains were 178 million yen.	*7. Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 18,298 million yen. Total deferred hedge gains were 147 million yen.	*7. Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 19,273 million yen. Total deferred hedge gains were 298 million yen.

(2) Notes to the Non-Consolidated Interim Income Statement

Previous interim period (Apr. 1, 2003 to Sep. 30, 2003)	Current interim period (Apr. 1, 2004 to Sep. 30, 2004)	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
*1. Primary item for non-operating income Interest on loans 1,959 million yen	*1. Primary item for non-operating income Interest on loans 1,830 million yen	*1. Primary item for non-operating income Interest on loans 3,839 million yen
*2. Primary item for non-operating expenses Loss on investment in anonymous association 708 million yen	*2. Primary item for non-operating expenses Loss on investment in anonymous association 592 million yen	*2. Primary item for non-operating expenses Loss on investment in anonymous association 747 million yen
3. Depreciation expenses (In millions of yen) Tangible fixed assets 1,275 Intangible fixed assets 601	3. Depreciation expenses (In millions of yen) Tangible fixed assets 1,777 Intangible fixed assets 1,483	3. Depreciation expenses (In millions of yen) Tangible fixed assets 3,189 Intangible fixed assets 1,685

) Notes to Lease Transactions

Previous interim period (Apr. 1, 2003 to Sep. 30, 2003)

otes to finance lease transactions except leases under which the le of the leased asset is deemed to be transferred to the lessee.

) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Interim period ending balance
Vehicles	247	169	77
Equipment and fittings	17,733	12,550	5,183
Total	17,981	12,720	5,260

2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	3,159
Over one year	2,166
Total	5,325

3) Amount of lease fee payments, depreciation expenses and interest expenses

(In millions of yen)

Lease fee payments	2,216
Depreciation expenses	2,118
Interest expenses	63

4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

The method for calculating the amount equivalent to depreciation expenses was changed from the sum-of-the-years-digits method to the fixed amount method in the current interim non-consolidated period. As a result, the amount equivalent to cumulative depreciation expenses is 2,012 million yen less, and the amount equivalent to depreciation expenses is 319 million yen more.

Current interim period (Apr. 1, 2004 to Sep. 30, 2004)

Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Interim period ending balance
Vehicles	171	79	92
Equipment and fittings	9,456	7,346	2,109
Total	9,628	7,426	2,201

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	1,754
Over one year	506
Total	2,260

(3) Amount of lease fee payments, depreciation expenses and interest expenses

(In millions of yen)

Lease fee payments	1,455
Depreciation expenses	1,391
Interest expenses	32

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)

Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	259	206	53
Equipment and fittings	17,641	14,131	3,509
Total	17,900	14,337	3,562

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	2,498
Over one year	1,101
Total	3,600

(3) Amount of lease fee payments, depreciation expenses and interest expenses

(In millions of yen)

Lease fee payments	3,986
Depreciation expenses	3,819
Interest expenses	103

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

The method for calculating the amount equivalent to depreciation expenses was changed from the sum-of-the-years-digits method to the fixed amount method in the current consolidated fiscal year. As a result, the amount equivalent to cumulative depreciation expenses is 1,588 million yen less, and the amount equivalent to depreciation expenses is 757 million yen more.

Accounting method for the amount equivalent to interest expenses	(5) Accounting method for the amount equivalent to interest expenses	(5) Accounting method for the amount equivalent to interest expenses
Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.	As on left	As on left

l) Marketable securities

ubsidiaries' shares and the shares of affiliated companies at the end of the previous interim period or at the end of the current interim period do not have a market price.

. Results of Operations

1) Operating Revenue

(In millions of yen)

Item	Period	Previous interim period (Apr. 1, 2003 to Sep. 30, 2003)		Current interim period (Apr. 1, 2004 to Sep. 30, 2004)		Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	133,025	79.8	133,668	78.7	265,959	79.4
	Secured loans	26,916	16.1	27,740	16.3	54,663	16.3
	Small business loans	2,988	1.8	3,676	2.1	6,355	1.9
	Sub-total	162,930	97.7	165,084	97.1	326,978	97.6
Other financial revenue	Interest on deposits	4	0.0	0	0.0	6	0.0
	Interest on marketable securities	0	0.0	0	0.0	1	0.0
	Interest on loans	34	0.0	56	0.0	47	0.0
	Other	1	0.0	0	0.0	3	0.0
	Sub-total	41	0.0	57	0.0	58	0.0
Other operating revenue	Sales of property	25	0.0	–	–	50	0.0
	Bad debt recovery write-off	1,979	1.2	2,084	1.3	3,738	1.1
	Other	1,892	1.1	2,741	1.6	4,150	1.3
	Sub-total	3,897	2.3	4,826	2.9	7,940	2.4
Total		166,869	100.0	169,969	100.0	334,977	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and property rents.

Other Operating Indicators

(In millions of yen – except per share data)

1	Period	Previous interim period (As of September 30, 2003)	Current interim period (As of September 30, 2003)	Previous fiscal year (As of March 31, 2004)
ns outstanding	Unsecured loans	1,074,563	1,085,579	1,081,057
	Secured loans	335,742	343,560	342,637
	Small business loans	25,464	30,170	27,943
	Sub-total	1,435,770	1,459,310	1,451,638
mber of tomer accounts	Unsecured loans	2,159,208	2,113,687	2,131,054
	Secured loans	91,013	96,083	93,935
	Small business loans	19,377	23,031	21,190
	Sub-total	2,269,598	2,232,801	2,246,179
mber of nches	Staffed branches	544	549	544
	Unstaffed branches	1,025	1,010	1,018
	Branches for secured loans	4	–	1
	Sub-total	1,573	1,559	1,563
mber of "Ojidosan" loan-contracting machines		1,565	1,554	1,557
mber of ATMs	Company-owned	1,669	1,757	1,661
	Partner-owned	56,537	62,494	58,056
	Sub-total	58,206	64,251	59,717
umber of employees		3,674	3,331	3,397
d debt write-off		44,612	45,051	91,549
lowance for bad debts		102,348	101,425	99,958
t income per share (yen)		225.08	319.46	560.82
t assets per share (yen)		5,201.48	5,820.66	5,534.17

otes 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to bankruptcy claims.

2. Furthermore, bad debt write-off, which came to 3,352 million yen at the end of the current interim period, 2,078 million yen at the end of the previous interim period, and 2,781 million yen at the end of the previous fiscal year, has not been included.

Changes to the Board of Directors

one

EXHIBIT 3

(Brief Description in English)

November 9, 2004,
as amended November 17, 2004

Securities Registration Statement, as Amended

In connection with the public offering of stock acquisition rights (*shinkabu-yoyakuken*) for the purpose of the stock option, the Company filed the Securities Registration Statement on November 9, 2004 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, in accordance with the Japanese laws and regulations. Such Securities Registration Statement was amended by the Amendments to the Securities Registration Statement, which was filed on November 17, 2004 with the Director-General of Kanto Local Finance Bureau in accordance with the Japanese laws and regulations.

1 Certificates of Newly Issued Stock Acquisition Rights (*Shinkabu-Yoyakuken*)

(1) Terms and Conditions of the Public Offering

Number of Issuance:	4,632
Aggregate issue price:	¥0
Issue price:	¥0
Application fee:	Not applicable
Application unit:	One
Application period:	November 17, 2004
Application deposit:	Not applicable
Place of submission of Application:	AIFUL Corporation, Headquarters (381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
Payment date:	Not applicable
Payment Handling Place:	Not applicable

Recipients of stock acquisition rights	Number of recipients	Number of stock acquisition rights
(a) AIFUL directors	15	444
(b) AIFUL employees	259	2,360
(c) Directors of AIFUL subsidiaries	10	236
(d) Employees of AIFUL subsidiaries	168	1,592
Total	452	4,632

* When a director or employee of AIFUL Corporation (the "Company") or any subsidiary of the Company is serving concurrently in more than one position, the main position has been listed.

(2) Description of Stock Acquisition Rights, etc.

Type of shares to be acquired upon exercise of stock acquisition rights: Common stock

Number of shares to be acquired upon exercise of stock acquisition rights:

(a) Number of shares to be acquired upon exercise of stock acquisition rights:
231,600 common stocks (fifty (50) shares for each stock acquisition right)

(b) Adjustment to the number of shares:
(i) After the issue of the stock acquisition rights, the number of shares covered may be adjusted according to the following formula in the event that the Company implements a

stock split or reverse stock split. The adjustment shall be made only in respect of those stock acquisition rights which have not been exercised at the relevant point in time. Should a fraction of less than one share arise as a result of the adjustment, it shall be rounded down to the nearest one share.

Adjusted number of shares = Preadjustment number of shares x split (or reverse split) ratio

(ii) The Company may carry out adjustments as it deems necessary in the event that, after the issue of the stock acquisition rights, it is taken over by or is merged with another company or merger where a new company is incorporated and the stock acquisition rights are succeeded, and in the event that an adjustment is necessary in view of those circumstances.

Amount to be paid upon exercise of stock acquisition rights:

(a) Amount to be paid upon exercise of stock acquisition rights: ¥583,000
The amount paid per share covered by the stock acquisition rights ("Exercise Price") multiplied by the number of shares for each stock acquisition right.

(b) Adjustment to the Exercise Price
(i) After the issue of the stock acquisition rights, the amount paid may be adjusted according to the following formula in the event that the Company implements a stock split or reverse stock split. Should the adjustment result in a fraction of ¥1, the figure shall be rounded up to the nearest ¥1.

Adjusted Exercise Price = Preadjustment Exercise Price x 1/split or reverse split ratio

(ii) The amount paid may be also adjusted according to the following formula in the event that new shares are issued or treasury stock is disposed for a price less than the current market value (except in the cases of exercising stock acquisition rights and exercising subscription rights pursuant to the Commercial Code prior to its revision). Should the adjustment result in a fraction of ¥1, the figure shall be rounded up to the nearest ¥1.

Adjusted amount paid = Preadjustment amount paid × Shares outstanding + [(Newly issued shares x Amount paid per share) / (Market value before new share issuance)] / Shares outstanding + Newly issued shares

Aggregate Issue Price of Shares in case of Issuance of Shares upon Exercise of the Stock Acquisition Rights: ¥2,700,456,000

Issue price of shares and amount to be incorporated into paid-in capital in the event of an issuance of shares upon the exercise of the stock acquisition rights:

(a) Issue price per share of common stock of the Company: ¥11,660

Note: Notwithstanding the Adjusted Exercise Price in the event of adjustment under Paragraph 2 of "Amount to be paid on exercise of the stock acquisition rights."

(b) Amount to be incorporated into paid-in capital per share of common stock of the Company: ¥5,830

Period during which the stock
acquisition rights may be exercised: July 1, 2006 – June 30, 2009

Conditions for the exercise of stock acquisition rights:

(a) A person who receives an allotment of stock acquisition rights ("stock acquisition rights recipient") must be a director or employee of the Company or a subsidiary of the Company at the time of the issuance of stock acquisition rights. However, this does not apply in the event the person retires due to the expiry of a term of office or the mandatory retirement age.

(b) No pledge or any other disposal of stock acquisition rights shall be permitted.

Events and conditions for the cancellation of stock acquisition rights:

(a) The Company may cancel its stock acquisition rights having to make any payment to stock acquisition rights recipient where (a) the Company enters into a merger agreement under which the Company will dissolve, or (b) a proposed share exchange agreement and a proposed share transfer that makes the Company a fully owned subsidiary are approved at the general meeting of shareholders of the Company.

(b) In the event that any stock acquisition rights recipient no longer meets the conditions specified in the conditions to exercise the stock acquisition rights and is therefore unable to exercise the stock acquisition rights prior to exercise of the rights, the Company may cancel its stock acquisition rights having to make any payment to stock acquisition rights recipient.

Transfer of stock acquisition rights:

Transfer of stock acquisition rights shall require the approval of the Board of Directors of the Company.

2 Use of Proceeds from the new issue

(1) The Amount of Proceeds from the new issue

(Unit: ¥1000)

Aggregate amount to be paid:	¥2,700,456
Estimated amount of issue expenses:	¥1,000
Estimated net amount of proceeds:	¥2,699,456

Note:

1. Aggregate amount to be paid equals the aggregate issue price plus the total amount to be paid on the exercise of the stock acquisition rights.

(2) Use of Proceeds

This public offering is not for the purpose of fund raising, but for the purpose of issuing stock options. Consequently, the stock acquisition rights will be issued free of charge, and no proceeds of the Company will arise from the new issue.

Moreover, payments resulting from the exercise of the stock acquisition rights will depend on the decision of the stock acquisition rights recipient. Therefore, the amount and the date of the payments are undetermined. The Company intends to use the full amount of the proceeds for working capital purposes.

EXHIBIT 4

(Brief Description in English)

Supplement to Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to Shelf Registration Statement dated October 6, 2004 relating to the Unsecured Straight Bonds- Forty-third and Forty-fourth - Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when AIFUL Corporation (the "Company") proposes to issue or distribute through a public offering in Japan of the securities designated in the Shelf Registration Statement filed with the Director-General of Kanto Local Finance Bureau on February 6, 2003 (the "Shelf Registration Statement") which became effective as of February 14, 2003, including the Unsecured Straight Bonds - Forty-third and Forty-fourth - Series (with special covenant of rating *pari passu* solely with the other series of bonds), each worth ¥10,000 million of the aggregate principal amount thereof in such offerings.

The Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds- Forty-third and Forty-fourth - Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the press releases dated October 6, 2004 (Exhibit 8).

EXHIBIT 5

(Brief Description in English)

Amendment to
Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendment to Shelf Registration Statement dated December 10, 2004 (the "Amendment") with respect to inclusion in the list of documents incorporated therein by reference to the Shelf Registration Statements (Note)

The Amendment are filed as referred to above in order to incorporate therein by reference to the Semi-Annual Securities Report for the 28th interim fiscal year filed on December 10, 2004 by amending the list of documents, contained in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on February 6, 2003, which are incorporated therein by reference.

Note:

Under the Securities and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents to be incorporated by reference in the relevant shelf registration statement is amended.

EXHIBIT 6

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated October 8, November 10 and December 15, 2004 (together, the "Reports") in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (Note)

The Reports show that no treasury stock purchase has been made for the period from September 1, 2004 to November 30, 2004.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT 7

2005年3月期　中間決算データブック

Data Book (Interim March. 2005)

―注：業績予想に関する注意事項―

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

―Note：Forward Looking Statements―

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are *forward-looking statements* about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社
AIFUL CORPORATION

利益数値 (*Review of Profit / Group & AIFUL*)

結(*Consolidated*)

年/決算月(*Fiscal Year*)				03/3	増減率(yoy%)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	2005/3 (*E*)	増減率(yoy%)
益	(百万円)	*Operating Revenue*	(*¥ Million*)	449,458	13.2	235,400	6.9	473,477	5.3	256,404	8.9	517,569	9.3
用	(百万円)	*Operating Expenses*	(*¥ Million*)	333,462	16.7	189,422	19.8	360,911	8.2	190,520	0.6	386,147	7.0
益	(百万円)	*Operating Income*	(*¥ Million*)	115,995	4.2	45,977	-25.9	112,566	-3.0	65,884	43.3	131,423	16.8
益	(百万円)	*Ordinary Income*	(*¥ Million*)	111,797	6.4	45,462	-23.4	112,446	0.6	65,613	44.3	132,000	17.4
利益	(百万円)	*Net Income*	(*¥ Million*)	59,910	70.9	27,588	-10.7	62,548	4.4	32,715	18.6	66,337	6.1
	(百万円)	*Total Assets*	(*¥ Million*)	2,282,113	12.4	2,324,043	6.8	2,332,761	2.2	2,506,533	7.9	2,604,152	11.6
本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	485,991	15.3	512,828	14.0	547,503	12.7	577,377	12.6	608,646	11.2
たり当期純利益	(円)	*EPS*	(*¥*)	637.59	63.5	292.04	-11.9	660.98	3.7	346.18	18.5	701.75	6.2
たり株主資本	(円)	*BPS*	(*¥*)	5,143.45	13.7	5,428.60	12.4	5,794.58	12.7	6,107.79	12.5	6,438.56	11.1
本比率	(%)	*Equity Ratio*	(*%*)	21.3	*0.6*	22.1	*1.4*	23.5	*2.2*	23.0	*1.0*	23.4	*-0.1*
本当期純利益率	(%)	*ROE*	(*%*)	13.2	*3.6*	11.0	*-3.1*	12.1	*-1.1*	11.6	*0.6*	11.5	*-0.6*
当期純利益率	(%)	*ROA*	(*%*)	2.8	*1.0*	2.4	*-0.5*	2.7	*-0.1*	2.7	*0.3*	2.7	*0.0*

) 斜体数値は増減数 Notes: Italic Font = Increase or Decrease

体(*AIFUL*)

年/決算月(*Fiscal Year*)				03/3	増減率(yoy%)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	2005/3 (*E*)	増減率(yoy%)
益	(百万円)	*Operating Revenue*	(*¥ Million*)	324,671	5.7	166,869	2.7	334,977	3.2	169,969	1.9	340,052	1.5
用	(百万円)	*Operating Expenses*	(*¥ Million*)	217,727	10.6	125,678	21.4	239,739	10.1	117,007	-6.9	233,225	-2.7
益	(百万円)	*Operating Income*	(*¥ Million*)	106,944	-3.2	41,190	-30.1	95,238	-10.9	52,961	28.6	106,826	12.2
益	(百万円)	*Ordinary Income*	(*¥ Million*)	107,100	-0.4	42,622	-27.1	98,932	-7.6	54,686	28.3	112,000	13.2
利益	(百万円)	*Net Income*	(*¥ Million*)	55,317	44.2	21,262	-30.0	53,086	-4.0	30,189	42.0	59,623	12.3
	(百万円)	*Total Assets*	(*¥ Million*)	1,906,211	9.5	1,910,490	3.1	1,870,075	-1.9	1,988,406	4.1	2,037,436	8.9
本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	470,834	12.0	491,373	9.5	522,904	11.1	550,234	12.0	576,740	10.3
たり当期純利益	(円)	*EPS*	(*¥*)	588.63	38.0	225.08	-31.0	560.82	-4.7	319.46	41.9	630.72	12.5
たり株主資本	(円)	*BPS*	(*¥*)	4,983.00	10.4	5,201.48	8.0	5,534.17	11.1	5,820.66	11.9	6,101.04	10.2
たり配当金	(円)	*Cash Dividends per Share*	(*¥*)	60.00	20.0	30.00	0.0	60.00	0.0	30.00	0.0	60.00	0.0
向	(%)	*Payout Ratio*	(*%*)	10.2	*-2.0*	-	-	10.7	*0.5*	-	-	-	-
本比率	(%)	*Equity Ratio*	(*%*)	24.7	*0.5*	25.7	*1.5*	28.0	*3.3*	27.7	*2.0*	28.3	*0.3*
本当期純利益率	(%)	*ROE*	(*%*)	12.4	*1.8*	8.8	*-5.2*	10.7	*-1.7*	11.2	*2.4*	10.8	*0.1*
当期純利益率	(%)	*ROA*	(*%*)	3.0	*0.7*	2.2	*-1.2*	2.8	*-0.2*	3.1	*0.9*	3.1	*0.3*

) 斜体数値は増減数 Notes: Italic Font = Increase or Decrease

費率 ※1	(%)	*SG & A Cost / Loan*	※1 (*%*)	13.4	*0.4*	15.2	*2.5*	14.4	*1.0*	13.8	*-1.4*	13.7	*-0.7*

1: 残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%) ※1: SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

) 斜体数値は増減数 Notes: Italic Font = Increase or Decrease

レープ合計営業実績 *(Review of Operation / Group Total)*

権ベース *(Managed Asset Basis)*

業実績 *(Operating Results)*

年/決算月 (Fiscal Year)			03/3	増減率(yoy%)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	2005/3 (E)	増減率(yoy%)
債権合計	(百万円)	Total Receivable Outstanding (¥Million)	2,210,889	10.4	2,255,835	6.4	2,298,444	4.0	2,446,519	8.5	2,500,720	8.8
業貸付金残高		Loans Outstanding	1,833,702	12.1	1,871,545	7.6	1,907,655	4.0	2,039,725	9.0	2,079,838	9.0
無担保ローン		Unsecured	1,442,980	8.3	1,460,263	3.6	1,477,430	2.4	1,590,255	8.9	1,607,267	8.8
有担保ローン		Home Equity	325,436	16.7	338,755	13.2	346,183	6.4	348,178	2.8	348,085	0.5
事業者ローン		Small Business	65,284	162.8	72,525	136.1	84,041	28.7	101,291	39.7	124,485	48.1
合斡旋		Credit Card Shopping	64,117	3.9	68,962	5.6	71,527	11.6	74,635	8.2	76,731	7.3
品斡旋		Installment Sales Finance	184,324	11.9	184,042	0.1	185,650	0.7	196,384	6.7	203,956	9.9
用保証売掛金		Guarantee	128,744	-8.1	131,285	0.6	133,610	3.8	135,772	3.4	140,193	4.9
数(残高あり)	(千件)	Customer Accounts (Thousand)	3,521	5.6	3,521	2.0	3,520	-0.0	3,744	6.3	-	-
担保ローン		Unsecured	3,389	4.6	3,378	0.9	3,366	-0.7	3,580	6.0	-	-
担保ローン		Home Equity	87	16.3	91	13.7	94	8.0	96	5.8	-	-
業者ローン		Small Business	45	130.9	51	105.9	59	30.8	67	30.6	-	-
当たり残高	(千円)	Per Account	520	6.2	531	5.5	541	4.1	544	2.5	-	-
担保ローン		Unsecured	425	3.6	432	2.6	438	3.1	444	2.8	-	-
担保ローン		Home Equity	3,721	0.3	3,703	-0.4	3,664	-1.5	3,596	-2.9	-	-
業者ローン		Small Business	1,443	13.8	1,405	14.7	1,420	-1.5	1,503	7.0	-	-
ットカード会員数	(千件)	Credit Card Holders (Thousand)	9,837	11.3	10,403	10.4	11,051	12.3	11,511	10.7	12,057	9.1
斡旋口座数	(千件)	Shopping Installment Accounts (Thousand)	697	8.0	724	3.8	740	6.1	780	7.7	-	-
顧客件数	(千件)	New Accounts (Thousand)	594	-6.8	257	-17.1	511	-13.9	290	12.9	590	15.5
担保ローン		Unsecured	548	-8.4	232	-19.5	461	-15.8	263	13.4	533	15.6
担保ローン		Home Equity	27	1.0	12	-5.8	24	-11.5	12	-4.2	24	0.0
業者ローン		Small Business	18	62.4	12	51.6	25	39.5	14	21.0	32	28.0
レジットカード発券数	(千枚)	New Issue of Credit Card (Thousand)	2,076	14.8	1,014	-14.5	2,159	4.0	1,068	5.3	2,193	1.6

ャネル展開 *(Marketing Channel)*

年/決算月 (Fiscal Year)			03/3	増減数	03/9	増減数	04/3	増減数	04/9	増減数	2005/3 (E)	増減数
事業店舗数	(店)	Loan Business Branches	1,959	*60*	1,972	*52*	1,977	*18*	2,273	*301*	2,292	*315*
人店舗		Staffed Branches	796	*44*	804	*45*	813	*17*	864	*60*	880	*67*
人店舗		Unstaffed Branches	1,163	*16*	1,168	*7*	1,164	*1*	1,409	*241*	1,412	*248*
契約機設置台数	(台)	Unmanned Loan-contracting machines	1,837	*29*	1,850	*14*	1,855	*18*	2,130	*280*	-	-
員数(a)	(人)	N. of Employees (Regulary Payroll)(a)	6,123	*313*	6,310	*387*	5,969	*-154*	6,540	*230*	6,707	*738*
社員数(b)	(人)	N. of Employees (temp.) (b)	2,684	*221*	2,880	*205*	3,101	*417*	3,396	*516*	-	-
a)+(b)	(人)	Total (a)+(b)	8,807	*534*	9,190	*592*	9,070	*263*	9,936	*746*	-	-
社員比率(b)/(a+b)	(%)	Ratio of N. of Employees (b)/(a+b)	30.5	*0.7*	31.3	*0.2*	34.2	*3.7*	34.2	*2.9*	-	-

斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

：ライフのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。

ote : The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

ープ合計損益の内訳 *(Revenue and Expenses / Group Total)*

ース(*On-Balance*)

(百万円/¥ *Million*)

年/決算月(*Fiscal Year*)		03/9	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	04/9 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) a×2	2005/3 (*E*)	営業収益比 (%)	増減率 (yoy%)
益	*Operating Revenue*	235,400	6.9	473,477	100.0	5.3	256,404	100.0	8.9	512,808	517,569	100.0	9.3
業貸付金利息	*Interest Income*	213,239	6.8	429,512	90.7	5.7	231,372	90.3	8.5	462,744	466,314	90.1	8.6
無担保ローン	*Unsecured*	178,453	3.8	358,142	75.6	2.7	193,309	75.4	8.3	386,618	388,339	75.0	8.4
有担保ローン	*Home Equity*	27,075	10.1	55,022	11.6	15.5	27,995	10.9	3.4	55,990	55,912	10.8	1.6
事業者ローン	*Small Business*	7,710	153.5	16,348	3.5	64.4	10,067	4.0	30.6	20,134	22,062	4.3	35.0
合斡旋収益	*Credit Card Shopping*	3,962	3.5	8,140	1.7	3.3	4,274	1.7	7.9	8,548	8,925	1.7	9.6
品斡旋収益	*Installment Sales Finance*	8,017	15.9	15,508	3.3	2.2	8,282	3.2	3.3	16,564	17,299	3.3	11.5
用保証収益	*Guarantees*	2,584	33.5	5,562	1.2	34.6	3,355	1.3	29.8	6,710	6,962	1.3	25.2
の他の金融収益	*Other Financial Revenue*	60	−57.7	95	0.0	−70.4	73	0.0	21.7	146	182	0.0	91.6
の他の営業収益	*Other Operating Revenue*	7,535	−3.2	14,658	3.1	−5.2	9,045	3.5	20.0	18,090	17,885	3.5	22.0
不動産売上高	*Sales of Property*	25	−91.8	50	0.0	−83.7	−	−	−	−	−	−	−
投資有価証券売上高	*Sales of Investment Securities*	−	−	−	−	−	227	0.1	−	454	918	0.2	−
償却債権回収額	*Bad Debt Recovery*	3,593	8.0	6,778	1.4	5.4	3,991	1.6	11.1	7,982	7,593	1.5	12.0
その他	*Other*	3,916	8.1	7,830	1.7	0.5	4,827	1.9	23.3	9,654	9,373	1.8	19.7
用	*Operating Expenses*	189,422	19.8	360,911	76.2	8.2	190,520	74.3	0.6	381,040	386,147	74.6	7.0
融費用	*Financial Expenses*	19,107	1.8	38,164	8.1	−0.8	20,271	7.9	6.1	40,542	40,879	7.9	7.1
借入金利息等	*Interest on Borrowings*	12,170	−1.9	24,620	5.2	−2.0	13,365	5.2	9.8	26,730	27,160	5.2	10.3
社債利息等	*Interest on SB etc.*	6,936	8.8	13,544	2.9	1.4	6,905	2.7	−0.4	13,810	13,718	2.7	1.3
上原価	*Cost of Sales*	36	−91.9	137	0.0	−75.6	93	0.0	158.3	186	590	0.1	330.7
不動産売上原価	*Cost of Sales of Property*	36	−87.8	137	0.0	−53.7	−	−	−	−	−	−	−
投資有価証券売上原価	*Cost of Investment Securities*	−	−	−	−	−	93	0.0	−	186	590	0.1	−
の他の営業費用	*Other Operating Expenses(SG&A)*	170,278	22.6	322,610	68.1	9.6	170,155	66.4	−0.1	340,310	344,676	66.6	6.8
貸倒関連費用	*Credit Cost*	87,536	47.6	157,339	33.2	17.3	77,945	30.4	−11.0	155,890	155,273	30.0	−1.3
広告宣伝費	*Advertising Expenses*	10,679	−10.7	19,962	4.2	−8.2	11,669	4.6	9.3	23,338	24,006	4.6	20.3
人件費	*Salaries*	24,562	6.9	48,891	10.3	1.7	26,783	10.4	9.0	53,566	54,745	10.6	12.0
役員報酬	*Directors' Salaries*	318	5.6	640	0.1	9.6	372	0.1	17.0	744	856	0.2	33.8
従業員給与賞与等	*Employees' Salaries*	16,950	2.4	38,201	8.1	−1.5	19,329	7.5	14.0	38,658	41,040	7.9	7.4
その他	*Other*	7,294	19.4	10,049	2.1	15.4	7,081	2.8	−2.9	14,162	12,849	2.5	27.9
連結調整勘定償却	*Amortization of Goodwill and Consolidation Differences*	1,338	3.5	2,061	0.4	−21.9	867	0.3	−35.2	1,734	1,734	0.3	−15.9
その他	*Other*	46,160	6.4	94,355	19.9	7.4	52,889	20.6	14.6	105,778	108,916	21.0	15.4
益	*Operating Income*	45,977	−25.9	112,566	23.8	−3.0	65,884	25.7	43.3	131,768	131,423	25.4	16.8
業外収益	*Non-operating Income*	522	−4.0	1,040	0.2	−20.2	521	0.2	−0.2	1,042	1,529	0.3	47.0
業外費用	*Non-operating Expenses*	1,037	−68.6	1,160	0.3	−78.9	792	0.3	−23.6	1,584	951	0.2	−18.0
益	*Ordinary Income*	45,462	−23.4	112,446	23.7	0.6	65,613	25.6	44.3	131,226	132,000	25.5	17.4
別利益	*Extraordinary Income*	4,509	1,007.9	4,957	1.0	1,016.4	653	0.3	−85.5	1,306	1,170	0.2	−76.4
別損失	*Extraordinary Losses*	2,945	208.4	13,589	2.8	183.8	5,843	2.3	98.4	11,686	7,341	1.4	−46.0
利益(a)	*Income before Income Taxes(a)*	47,026	−20.0	103,814	21.9	−3.4	60,423	23.6	28.5	120,846	125,829	24.3	21.2
人税·住民税及び事業税(b)	*Income Taxes(b)*	24,843	−21.6	46,173	9.8	−19.8	21,524	8.4	−13.4	43,048	50,066	9.7	8.4
人税等調整額(c)	*Effect of a Tax Consequences(c)*	−5,557	−	−5,157	−1.1	−	5,872	2.3	−	11,744	8,808	1.7	−
数株主利益(損失)	*Minority Interest Loss*	151	1,787.5	250	0.0	115.5	310	0.1	105.3	620	619	0.1	147.6
利益	*Net Income*	27,588	−10.7	62,548	13.2	4.4	32,715	12.8	18.6	65,430	66,337	12.8	6.1
率(b+c)/a (%)	*Real Tax Rate(b+c)/a* (%)	41.0	−	39.5	−	−	45.3	−	−	−	46.8	−	−

体数値は増減数　　Notes: Italic Font = Increase or Decrease.

ゾループ合計資金調達の状況 (Review of Funding / Group Total)

債権ベース(Managed Asset Basis)

彡態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	03/3	構成比(%)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	2005/3(E)	構成比(%)
入金	Borrowings	943,100	53.5	965,463	54.0	974,764	56.2	1,108,511	59.0	1,121,407	59.9
都市銀行	City Banks	12,679	0.7	14,766	0.8	22,218	1.3	78,434	4.2	–	–
長期信用銀行	Long-Term Credit Banks	85,949	4.9	66,648	3.7	67,895	3.9	71,059	3.8	–	–
信託銀行	Trust Banks	197,141	11.2	249,552	14.0	256,805	14.8	318,115	16.9	–	–
地方銀行·第二地方銀行	Regional Banks	203,604	11.6	215,479	12.1	212,522	12.2	206,363	11.0	–	–
生命保険会社	Life Insurance	129,853	7.4	139,172	7.8	120,025	6.9	136,704	7.3	–	–
損害保険会社	Non-Life Insurance	52,826	3.0	47,382	2.7	47,822	2.8	45,487	2.4	–	–
外国銀行	Foreigner	48,862	2.8	10,312	0.6	6,687	0.4	10,062	0.5	–	–
シンジケートローン	Syndicated Loan	86,834	4.9	87,001	4.9	104,877	6.0	107,228	5.7	–	–
邦銀	Japanese Banks	43,834	2.5	29,301	1.6	35,277	2.0	30,728	1.6	–	–
外銀	Foreigner	15,500	0.9	30,200	1.7	27,100	1.6	24,000	1.3	–	–
その他	Other	27,500	1.6	27,500	1.5	42,500	2.4	52,500	2.8		
県信連等	Credit Association	48,229	2.7	56,575	3.2	55,304	3.2	63,564	3.4	–	–
その他	Other	77,120	4.4	78,573	4.4	80,607	4.6	71,492	3.8	–	–
·社債等	CP and Bonds	819,259	46.5	821,571	46.0	760,637	43.8	769,144	41.0	749,628	40.1
CP	CP	13,500	0.8	–	–	5,000	0.3	10,000	0.5	–	–
普通社債	SB	452,000	25.6	480,000	26.9	455,000	26.2	455,000	24.2	–	–
証券化	ABS	353,759	20.1	341,571	19.1	300,637	17.3	304,144	16.2	–	–
合 計	Total	1,762,359	100.0	1,787,035	100.0	1,735,402	100.0	1,877,656	100.0	1,871,035	100.0

長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	03/3	構成比(%)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	2005/3(E)	構成比(%)
期調達	Short-term Borrowings	68,865	3.9	61,738	3.5	61,834	3.6	77,925	4.2	78,000	4.2
短期借入	Borrowings	55,365	3.1	61,735	3.5	56,834	3.3	67,925	3.6	–	–
CP	CP	13,500	0.8	–	–	5,000	0.3	10,000	0.5	–	–
期調達	Long-term Borrowings	1,693,494	96.1	1,725,297	96.5	1,673,567	96.4	1,799,730	95.8	1,793,035	95.8
固定金利借入	Fixed Rate	223,827	12.7	228,406	12.8	225,198	13.0	250,384	13.3	–	–
変動金利借入	Floating Rate	636,407	36.1	675,318	37.8	692,731	39.9	790,201	42.1	–	–
キャップ	With Cap	153,420	8.7	192,874	10.8	192,328	11.1	221,782	11.8	–	–
スワップ	With Swap	211,660	12.0	214,200	12.0	222,790	12.8	246,244	13.1	–	–
社債等(固定)	SB Other (Fixed Bond)	579,388	32.9	634,235	35.5	593,211	34.2	597,328	31.8	–	–
普通社債	SB	437,000	24.8	467,500	26.2	442,500	25.5	442,500	23.6	–	–
証券化	ABS	142,388	8.1	166,735	9.3	150,711	8.7	154,828	8.2	–	–
社債等(変動)	SB Other (Floating Bond)	253,871	14.4	187,336	10.5	162,426	9.4	161,816	8.6	–	–
普通社債	SB	15,000	0.9	12,500	0.7	12,500	0.7	12,500	0.7	–	–
スワップ	With Swap	–	–	–	–	–	–	–	–	–	–
証券化	ABS	238,871	13.6	174,836	9.8	149,926	8.6	149,316	8.0	–	–
キャップ	With Cap	238,871	13.6	174,836	9.8	139,926	8.1	112,316	6.0	–	–
合 計	Total	1,762,359	100.0	1,787,035	100.0	1,735,402	100.0	1,877,656	100.0	1,871,035	100.0

※キャップ·スワップには、開始年月日が未到来のキャップ150,000百万円、スワップ3,000百万円を含んでおりません。

調達金利 (Funding Cost)

(%)

	年/決算月(Fiscal Year)	03/3	03/9	04/3	04/9	2005/3(E)
達金利	Funding Cost	1.78	1.72	1.72	1.69	1.81
間接	Indirect	1.97	1.87	1.86	1.81	1.95
直接	Direct	1.57	1.55	1.55	1.53	1.60

※調達金利＝未約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

参考】

(%)

期プライムレート	Long term prime rate	1.50	1.85	1.65	1.70	2.00

イフル営業実績 (Review of Operation / AIFUL)

業実績 (Operating Results)

	年/決算月 (Fiscal Year)	03/3	増減率(yoy%)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	2005/3 (E)	増減率(yoy%)
貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,413,340	7.6	1,435,770	4.6	1,451,638	2.7	1,459,310	1.6	1,468,018	1.1
担保ローン	Unsecured	1,068,151	4.8	1,074,563	1.8	1,081,057	1.2	1,085,579	1.0	1,089,974	0.8
担保ローン	Home Equity	322,840	16.3	335,742	12.6	342,637	6.1	343,560	2.3	342,717	0.0
業者ローン	Small Business	22,348	33.6	25,464	33.6	27,943	25.0	30,170	18.5	35,325	26.4
数 (千件)	Customer Accounts (Thousand)	2,284	1.8	2,269	-0.1	2,246	-1.7	2,232	-1.6	2,233	-0.6
担保ローン	Unsecured	2,180	1.2	2,159	-0.7	2,131	-2.3	2,113	-2.1	2,110	-1.0
担保ローン	Home Equity	87	16.0	91	13.3	93	7.9	96	5.6	96	3.2
業者ローン	Small Business	17	24.3	19	24.1	21	21.8	23	18.9	26	23.8
座当たり残高 (千円)	Per Account (¥ Thousand)	618	5.7	632	4.7	646	4.5	653	3.3	657	1.7
担保ローン	Unsecured	489	3.6	497	2.5	507	3.5	513	3.2	516	1.8
担保ローン	Home Equity	3,709	0.3	3,688	-0.6	3,647	-1.7	3,575	-3.1	3,539	-3.0
業者ローン	Small Business	1,284	7.5	1,314	7.7	1,318	2.6	1,309	-0.3	1,348	2.3
顧客件数 (千件)	New Accounts (Thousand)	440	-11.3	199	-10.3	388	-11.9	193	-2.7	393	1.3
担保ローン	Unsecured	405	-12.4	182	-11.0	355	-12.3	177	-2.8	360	1.4
担保ローン	Home Equity	27	0.9	12	-6.3	24	-12.1	11	-5.7	23	-4.2
業者ローン	Small Business	7	17.6	4	20.3	8	10.2	4	12.0	10	25.0
平均利回り ※1 (%)	Average Yield ※1 (%)	23.2	*-0.8*	22.8	*-0.6*	22.8	*-0.3*	22.6	*-0.2*	22.6	*-0.2*
担保ローン	Unsecured	25.2	*-0.4*	24.8	*-0.4*	24.8	*-0.5*	24.6	*-0.2*	24.6	*-0.1*
担保ローン	Home Equity	15.8	*-1.3*	16.3	*-0.7*	16.4	*0.6*	16.1	*-0.2*	16.2	*-0.2*
業者ローン	Small Business	24.8	*-2.1*	24.9	*-0.7*	25.3	*0.4*	25.2	*0.3*	24.3	*-1.0*

1:実質平均利回り=営業貸付金利息/((期初残高+期末残高)÷2)(%)　　※1: Average Yield=Interest Income/Average Loans Outstanding (%)

) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

ャネル展開 (Marketing Channel)

	年/決算月 (Fiscal Year)	03/3	増減数(yoy)	03/9	増減数(yoy)	04/3	増減数(yoy)	04/9	増減数(yoy)	2005/3 (E)	増減数(yoy)
事業店舗数 ※2 (店)	Loan Business Branches ※2	1,580(943)	*-12*	1,573(939)	*-15*	1,563(934)	*-17*	1,559(934)	*-14*	1,570	*7*
人店舗	Staffed Branches	534(122)	*-2*	541(125)	*1*	540(124)	*6*	545(128)	*4*	556	*16*
人店舗	Unstaffed Branches	1,040(821)	*-10*	1,025(814)	*-17*	1,018(810)	*-22*	1,010(806)	*-15*	1,010	*-8*
ートプラザ ※3	Heart Plaza ※3	4	*0*	4	*0*	1	*-3*	–	*-4*	–	*-1*
販カード担当店等	Other	2	*0*	3	*1*	4	*2*	4	*1*	4	*0*
事業店舗出店数 (店)	Newly Opened Branches	9	–	2	–	3	–	4	–	20	–
人店舗	Staffed Branches	–	–	–	–	–	–	–	–	4	–
人店舗	Unstaffed Branches	9	–	1	–	1	–	4	–	16	–
販カード担当店等	Other	–	–	–	–	2	–	–	–	–	–
契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,573	*-12*	1,565	*-16*	1,557	*-16*	1,554	*-11*	–	–
設型	At Staffed Branches	532	*-2*	539	*1*	538	*6*	543	*4*	–	–
立型	At Unstaffed Branches	1,041	*-10*	1,026	*-17*	1,019	*-22*	1,011	*-15*	–	–
CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	50,359	*14,455*	65,906	*25,405*	73,938	*23,579*	78,712	*12,806*	–	–
社ATM	AIFUL ATMs	1,676	*-12*	1,669	*-15*	1,661	*-15*	1,757	*88*	–	–
携ATM−CD ※4	Tie-up ATM-CD ※4	41,062	*14,580*	56,537	*25,339*	58,056	*16,994*	62,494	*5,957*	–	–
携コンビニ入金	Tie-up Convenience Store	7,621	*-113*	7,700	*81*	14,221	*6,600*	14,461	*6,761*	–	–
員数(a) (人)	N. of Employees (regulary payroll) (a)	3,502	*-74*	3,674	*-57*	3,397	*-105*	3,331	*-343*	3,388	*-9*
社員数(b) (人)	N. of Employees (temp.) (b)	1,133	*27*	1,374	*136*	1,353	*220*	1,581	*207*	–	–
)+(b) (人)	Total (a)+(b)	4,635	*-47*	5,048	*79*	4,750	*115*	4,912	*-136*	–	–
社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	24.4	*0.8*	27.2	*2.3*	28.5	*4.0*	32.2	*5.0*	–	–

2:()はロードサイド型
3:ハートプラザは有担保専門店
4:提携ATM-CD台数には、アイワイバンク(セブンイレブン)が含まれております。
03/3:5,250台、03/9:6,469台、04/3:7,804台、04/9:9,373台)
) 斜体数値は増減数

※2: Roadside Type
※3: Heart Plaza is Specialized for Secured Loans
※4: Included IY Bank (Seven Eleven)
(03/3: 5,250, 03/9: 6,469, 04/3: 7,804, 04/9: 9,373)
Note: Italic Font = Increase or Decrease

イフル損益の内訳 (Revenue and Expenses / AIFUL)

（百万円/￥Million）

年/決算月(Fiscal Year)		03/9	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	04/9 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) a×2	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
収益	*Operating Revenue*	166,869	2.7	334,977	100.0	3.2	169,969	100.0	1.9	339,938	340,052	100.0	1.5
営業貸付金利息	*Interest Income*	162,930	3.2	326,978	97.6	3.6	165,084	97.1	1.3	330,168	330,177	97.1	1.0
無担保ローン	*Unsecured*	133,025	1.5	265,959	79.4	1.0	133,668	78.7	0.5	267,336	267,115	78.6	0.4
有担保ローン	*Home Equity*	26,916	9.5	54,663	16.3	15.1	27,740	16.3	3.1	55,480	55,376	16.3	1.3
事業者ローン	*Small Business*	2,988	30.0	6,355	1.9	30.9	3,676	2.1	23.0	7,352	7,685	2.3	20.9
その他の金融収益	*Other Financial Revenue*	41	-65.2	58	0.0	-79.0	57	0.0	38.7	114	131	0.0	125.9
その他の営業収益	*Other Operating Revenue*	3,897	-12.8	7,940	2.4	-9.7	4,826	2.9	23.9	9,652	9,743	2.9	22.7
受取保証料	*Loan Guarantee Fee*	685	272.3	1,736	0.5	191.0	1,342	0.8	95.9	2,684	2,881	0.8	66.0
不動産売上高	*Sales of Property*	25	-91.7	50	0.0	-83.5	-	-	-	-	-	-	-
償却債権回収額	*Bad Debt Recovery*	1,979	-5.0	3,738	1.1	-4.1	2,084	1.3	5.3	4,168	3,911	1.2	4.6
その他	*Other*	1,207	-11.8	2,414	0.7	-21.0	1,399	0.8	15.9	2,798	2,949	0.9	22.2
費用	*Operating Expenses*	125,678	21.4	239,739	71.6	10.1	117,007	68.8	-6.9	234,014	233,225	68.6	-2.7
金融費用	*Financial Expenses*	17,055	-1.9	33,485	10.0	-4.8	16,299	9.6	-4.4	32,598	33,335	9.8	-0.4
借入金利息等	*Interest on Borrowings*	10,734	-5.8	21,284	6.4	-6.3	10,515	6.2	-2.0	21,030	21,435	6.3	0.7
社債利息等	*Interest on SB etc.*	6,321	5.5	12,200	3.6	-2.2	5,784	3.4	-8.5	11,568	11,900	3.5	-2.5
売上原価	*Cost of Sales*	36	-91.8	137	0.1	-75.6	-	-	-	-	-	-	-
不動産売上原価	*Cost of Sales of Property*	36	-87.6	137	0.1	-53.7	-	-	-	-	-	-	-
その他の営業費用	*Other Operating Expenses(SG&A)*	108,585	26.7	206,117	61.5	13.3	100,708	59.2	-7.3	201,416	199,889	58.8	-3.0
貸倒関連費用	*Credit Cost*	60,465	58.6	109,223	32.6	26.5	49,874	29.3	-17.5	99,748	95,631	28.1	-12.4
広告宣伝費	*Advertising Expenses*	7,016	-15.4	13,696	4.1	-10.9	7,424	4.4	5.8	14,848	15,015	4.4	9.6
支払手数料	*Commission*	5,286	13.9	10,832	3.2	12.6	5,796	3.4	9.6	11,592	10,997	3.2	1.5
人件費	*Salaries*	14,398	1.6	28,782	8.6	-1.6	14,802	8.7	2.8	29,604	29,680	8.7	3.1
役員報酬	*Directors' Salaries*	221	5.0	453	0.1	6.7	224	0.1	1.5	448	502	0.1	10.8
従業員給与賞与等	*Employees' Salaries*	9,498	-6.1	21,941	6.6	-5.7	10,392	6.1	9.4	20,784	22,433	6.6	2.2
その他	*Other*	4,678	21.4	6,388	1.9	14.6	4,185	2.5	-10.5	8,370	6,744	2.0	5.6
賃借料·地代家賃	*Rental Expenses · Land Rent*	7,332	-6.3	13,925	4.2	-10.3	7,128	4.2	-2.8	14,256	14,747	4.3	5.9
消耗品費·修繕費	*Supplies · Repair and Maintenance*	2,984	41.5	5,944	1.8	27.0	2,781	1.6	-6.8	5,562	5,795	1.7	-2.5
通信費	*Communications*	2,098	-2.7	4,159	1.2	-6.2	1,234	0.7	-41.2	2,468	2,584	0.8	-37.9
保険料	*Insurance Premium*	1,877	6.0	4,102	1.2	11.7	2,200	1.3	17.2	4,400	4,371	1.3	6.6
減価償却費	*Depreciation*	1,876	1.7	4,874	1.5	38.8	3,260	1.9	73.8	6,520	7,089	2.1	45.4
その他	*Other*	5,249	10.2	10,574	3.2	11.0	5,785	3.4	10.2	11,570	13,976	4.1	32.2
利益	*Operating Income*	41,190	-30.1	95,238	28.4	-10.9	52,961	31.2	28.6	105,922	106,826	31.4	12.2
営業外収益	*Non-operating Income*	2,281	-12.2	4,576	1.4	-13.0	2,352	1.4	3.1	4,704	5,813	1.7	27.0
営業外費用	*Non-operating Expenses*	849	-72.1	882	0.3	-82.7	627	0.4	-26.1	1,254	640	0.2	-27.4
利益	*Ordinary Income*	42,622	-27.1	98,932	29.5	-7.6	54,686	32.2	28.3	109,372	112,000	32.9	13.2
特別利益	*Extraordinary Income*	430	64.6	672	0.2	167.9	559	0.3	29.9	1,118	768	0.2	14.3
特別損失	*Extraordinary Losses*	811	476.1	1,643	0.5	107.1	384	0.2	-52.6	768	1,333	0.4	-18.9
前利益(a)	*Income before Income Taxes(a)*	42,242	-27.9	97,961	29.2	-8.1	54,861	32.3	29.9	109,722	111,435	32.8	13.8
法人税·住民税等(b)	*Income Taxes(b)*	19,734	-22.3	36,064	10.8	-21.7	17,781	10.5	-9.9	35,562	41,658	12.3	15.5
事業税(c)	*Enterprise Taxes(c)*	4,639	-21.9	8,854	2.6	-17.9	3,155	1.9	-32.0	6,310	7,086	2.1	-20.0
法人税等調整額(d)	*Effect of a Tax Consequences(d)*	-3,393	-	-43	-0.0	-	3,734	2.2	-	7,468	3,065	0.9	-
純利益	*Net Income*	21,262	-30.0	53,086	15.8	-4.0	30,189	17.8	42.0	60,378	59,623	17.5	12.3
税率(b+c+d)/a (%)	*Real Tax Rate (b+c+d)/a* (%)	49.7	-	45.8	-	-	45.0	-	-	-	46.5	-	-

体数値は増減数。 Notes: Italic Font =Increase or Decrease.

ｲフル資金調達の状況 (Review of Funding / AIFUL)

態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/￥Million)

年/決算月	(Fiscal Year)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	平均借入期間(年)	2005/3(E)	構成比(%)
：	Borrowings	777,031	57.5	759,681	59.2	851,004	61.7	3.7	856,218	61.5
市銀行	City Banks	14,716	1.1	21,218	1.7	73,434	5.3	–	–	–
期信用銀行	Long-Term Credit Banks	48,016	3.6	46,173	3.6	44,937	3.3	–	–	–
託銀行	Trust Banks	207,967	15.4	205,354	16.0	247,713	18.0	–	–	–
方銀行・第二地方銀行	Regional Banks	177,842	13.2	173,325	13.5	162,943	11.8	–	–	–
用金庫	Shinkin Banks	13,060	1.0	13,920	1.1	16,180	1.2	–	–	–
命保険会社	Life Insurance	134,207	9.9	115,676	9.0	129,994	9.4	–	–	–
害保険会社	Non-Life Insurance	45,110	3.3	46,041	3.6	44,250	3.2	–	–	–
国銀行	Foreigner	10,312	0.8	6,687	0.5	10,062	0.7	–	–	–
ンジケートローン	Syndicated Loan	78,001	5.8	87,602	6.8	92,203	6.7	–	–	–
邦銀	Japanese Banks	20,301	1.5	18,002	1.4	15,703	1.1	–	–	–
外銀	Foreigner	30,200	2.2	27,100	2.1	24,000	1.7	–	–	–
その他	Other	27,500	2.0	42,500	3.3	52,500	3.8	–	–	–
信連	Credit Association	21,952	1.6	20,850	1.6	18,278	1.3	–	–	–
の他	Other	25,846	1.9	22,834	1.8	11,007	0.8	–	–	–
債等	CP and Bonds	574,488	42.5	524,047	40.8	528,606	38.3	5.9	536,492	38.5
P	CP	–	–	–	–	–	–	–	–	–
通社債	SB	480,000	35.5	445,000	34.7	445,000	32.3	–	–	–
券化	ABS	94,488	7.0	79,047	6.2	83,606	6.1	–	–	–
合 計	Total	1,351,519	100.0	1,283,728	100.0	1,379,610	100.0	3.9	1,392,710	100.0

期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/￥Million)

年/決算月	(Fiscal Year)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	残存期間(年)	2005/3(E)	構成比(%)
調達	Short-term Borrowings	19,806	1.5	8,500	0.7	12,000	0.9	0.4	12,000	0.9
期借入	Borrowings	19,806	1.5	8,500	0.7	12,000	0.9	–	–	–
P	CP	–	–	–	–	–	–	–	–	–
調達	Long-term Borrowings	1,331,713	98.5	1,275,228	99.3	1,367,610	99.1	2.0	1,380,710	99.1
固定金利借入	Fixed Rate	205,998	15.2	194,312	15.1	205,927	14.9	1.8	–	–
変動金利借入	Floating Rate	551,227	40.8	556,868	43.4	633,076	45.9	1.9	–	–
キャップ	With Cap	192,874	14.3	192,328	15.0	221,782	16.1	–	–	–
スワップ	With Swap	214,200	15.8	222,790	17.4	246,244	17.8	–	–	–
債等(固定)	SB Other (Fixed Bond)	561,988	41.6	511,547	39.8	516,106	37.4	3.3	–	–
普通社債	SB	467,500	34.6	432,500	33.7	432,500	31.3	–	–	–
証券化	ABS	94,488	7.0	79,047	6.2	83,606	6.1	–	–	–
債等(変動)	SB Other (Floating Bond)	12,500	0.9	12,500	1.0	12,500	0.9	1.6	–	–
普通社債	SB	12,500	0.9	12,500	1.0	12,500	0.9	–	–	–
スワップ	With Swap	–	–	–	–	–	–	–	–	–
証券化	ABS	–	–	–	–	–	–	–	–	–
キャップ	With Cap	–	–	–	–	–	–	–	–	–
金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	767,986	56.8	705,859	55.0	722,033	52.3	–	–	–
固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,175,060	86.9	1,120,977	87.3	1,190,059	86.3	–	–	–
合 計	Total	1,351,519	100.0	1,283,728	100.0	1,379,610	100.0	–	1,392,710	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ150,000百万円、スワップ3,000百万円を含んでおりません。

達金利 (Funding Cost)

(%)

年/決算月	(Fiscal Year)	03/9	04/3	04/9	2005/3(E)
金利	Funding Cost	1.88	1.87	1.81	1.86
間接	Indirect	1.87	1.86	1.80	1.92
直接	Direct	1.90	1.89	1.82	1.78

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

考》

(%)

プライムレート	Long term prime rate	1.85	1.65	1.70	2.00
ワップレート	5Y SWAP rate	0.82	0.74	0.72	
10年)	10Y JGB	1.42	1.42	1.39	

フル債権ポートフォリオ　(Analysis of Loan Portfolio / AIFUL)

利率別残高構成(Breakdown By Interest Rate)

率 / Rate on Loans to Customers			03/9 件数(千件) Account ※1	03/9 構成比(%)	03/9 残高(百万円) Loan Balance ※2	03/9 構成比(%)	04/3 件数(千件) Account ※1	04/3 構成比(%)	04/3 残高(百万円) Loan Balance ※2	04/3 構成比(%)	04/9 件数(千件) Account ※1	04/9 構成比(%)	04/9 残高(百万円) Loan Balance ※2	04/9 構成比(%)
無担保ローン (nsecured Loans)		<25.0%	270	12.5	238,431	22.2	274	12.9	243,908	22.6	275	13.0	243,295	22.4
	25.0%≦	<26.0%	101	4.7	94,201	8.8	97	4.6	95,456	8.8	94	4.5	96,023	8.8
	26.0%≦	<27.0%	46	2.2	41,448	3.9	45	2.2	42,229	3.9	45	2.1	42,375	3.9
	27.0%≦	<28.0%	171	7.9	122,224	11.4	163	7.7	121,093	11.2	159	7.6	121,434	11.2
	28.0%≦	<29.0%	1,071	49.6	384,737	35.8	1,112	52.2	407,191	37.7	1,152	54.5	429,265	39.5
	29.0%≦		498	23.1	193,520	18.0	436	20.5	171,178	15.8	385	18.3	153,184	14.1
	合計	(Total)	2,159	100.0	1,074,563	100.0	2,131	100.0	1,081,057	100.0	2,113	100.0	1,085,579	100.0
有担保ローン (me Equity Loans)		<13.0%	2	2.9	20,012	6.0	3	3.2	20,931	6.1	3	3.6	21,759	6.3
	13.0%≦	<14.0%	2	2.2	20,749	6.2	2	2.1	19,997	5.8	2	2.1	19,345	5.6
	14.0%≦	<15.0%	3	4.3	29,471	8.8	3	4.0	28,128	8.2	3	3.8	26,812	7.8
	15.0%≦	<16.0%	2	3.0	18,835	5.6	2	3.0	18,826	5.5	2	2.9	18,396	5.4
	16.0%≦	<17.0%	4	5.1	27,845	8.3	4	4.8	26,739	7.8	4	4.4	25,225	7.3
	17.0%≦	<18.0%	6	6.8	31,010	9.2	5	6.3	30,194	8.8	5	6.0	28,931	8.4
	18.0%≦		68	75.6	187,817	55.9	71	76.6	197,819	57.7	74	77.1	203,089	59.1
	合計	(Total)	91	100.0	335,742	100.0	93	100.0	342,637	100.0	96	100.0	343,560	100.0
事業者ローン (ll Business Loans)		<28.0%	7	38.3	11,099	43.6	8	40.7	12,869	46.1	9	42.8	14,592	48.4
	28.0%≦	<29.0%	11	60.3	14,197	55.8	12	58.3	14,955	53.5	12	56.4	15,506	51.4
	29.0%≦		0	1.4	167	0.7	0	1.1	118	0.4	0	0.8	71	0.2
	合計	(Total)	19	100.0	25,464	100.0	21	100.0	27,943	100.0	23	100.0	30,170	100.0
合　計		(Total)	2,269	100.0	1,435,770	100.0	2,246	100.0	1,451,638	100.0	2,232	100.0	1,459,310	100.0

金額別残高構成(Breakdown By Amount)

額 / utstandings			03/9 件数(千件) Account ※1	03/9 構成比(%)	03/9 残高(百万円) Loan Balance ※2	03/9 構成比(%)	04/3 件数(千件) Account ※1	04/3 構成比(%)	04/3 残高(百万円) Loan Balance ※2	04/3 構成比(%)	04/9 件数(千件) Account ※1	04/9 構成比(%)	04/9 残高(百万円) Loan Balance ※2	04/9 構成比(%)
無担保ローン (nsecured Loans)	(千円/¥ Thousand)													
		<100	192	8.9	13,506	1.3	170	8.0	11,792	1.1	162	7.7	11,254	1.0
	100≦	<200	217	10.1	36,710	3.4	221	10.4	37,864	3.5	222	10.5	38,188	3.5
	200≦	<300	232	10.7	61,873	5.8	229	10.8	61,247	5.7	222	10.5	59,044	5.4
	300≦	<400	230	10.7	82,621	7.7	229	10.8	81,369	7.5	219	10.4	77,050	7.1
	400≦	<500	898	41.6	425,917	39.6	887	41.7	421,082	39.0	893	42.3	424,536	39.1
	500≦	<1,000	257	11.9	214,103	19.9	245	11.5	202,167	18.7	240	11.4	196,736	18.1
	1,000≦		130	6.0	239,830	22.3	145	6.8	265,533	24.6	153	7.2	278,768	25.7
	合計	(Total)	2,159	100.0	1,074,563	100.0	2,131	100.0	1,081,057	100.0	2,113	100.0	1,085,579	100.0
有担保ローン (me Equity Loans)	(千円/¥ Thousand)													
		<1,000	4	4.8	2,872	0.9	4	5.0	3,102	0.9	5	5.3	3,409	1.0
	1,000≦	<5,000	72	79.2	201,418	60.0	74	79.4	207,509	60.6	76	79.7	211,717	61.6
	5,000≦	<10,000	11	13.2	89,859	26.8	12	13.0	90,987	26.6	12	12.6	89,793	26.1
	10,000≦	<50,000	2	2.8	39,697	11.8	2	2.6	39,316	11.5	2	2.4	37,000	10.8
	50,000≦	<100,000	0	0.0	1,424	0.4	0	0.0	1,266	0.4	0	0.0	1,186	0.3
	100,000≦		0	0.0	469	0.1	0	0.0	454	0.1	0	0.0	454	0.1
	合計	(Total)	91	100.0	335,742	100.0	93	100.0	342,637	100.0	96	100.0	343,560	100.0
事業者ローン (ll Business Loans)	(千円/¥ Thousand)													
		<1,000	6	35.7	4,690	18.4	7	34.6	4,786	17.1	7	34.3	4,912	16.3
	1,000≦	<2,000	11	58.6	18,286	71.8	12	60.0	20,613	73.8	14	60.9	22,742	75.4
	2,000≦		1	5.7	2,486	9.8	1	5.3	2,543	9.1	1	4.8	2,515	8.3
	合計	(Total)	19	100.0	25,464	100.0	21	100.0	27,943	100.0	23	100.0	30,170	100.0
合　計		(Total)	2,269	100.0	1,435,770	100.0	2,246	100.0	1,451,638	100.0	2,232	100.0	1,459,310	100.0

1 : Thousand
2 : ¥ Million

9. アイフル無担保ローン顧客属性 *(Unsecured Loans Customer Profile / AIFUL)*

(1)性　別 *(Sex)*

(千件/*Thousand*)

	年/決算月 *(Fiscal Year)*	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	129	70.8	252	71.0	126	71.1
	女　性 *(Female)*	53	29.3	103	29.0	51	28.9
	合　計 *(Total)*	182	100.0	355	100.0	177	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	1,486	68.8	1,468	68.9	1,458	69.0
	女　性 *(Female)*	672	31.2	662	31.1	655	31.0
	合　計 *(Total)*	2,159	100.0	2,131	100.0	2,113	100.0

(2)年齢別 *(Age)*

(千件/*Thousand*)

	年/決算月 *(Fiscal Year)*	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)
新規顧客 *(New Accounts)*	20 ～ 29 (才/*Age*)	78	43.1	155	43.8	78	44.2
	30 ～ 39	43	23.9	84	23.7	42	24.1
	40 ～ 49	29	16.2	56	15.9	27	15.7
	50 ～ 59	22	12.1	42	11.9	20	11.4
	60 ～	8	4.6	16	4.7	8	4.6
	合　計 *(Total)*	182	100.0	355	100.0	177	100.0
既存顧客 *(Existing Accounts)*	20 ～ 29 (才/*Age*)	544	25.2	544	25.6	530	25.1
	30 ～ 39	598	27.8	590	27.7	592	28.0
	40 ～ 49	427	19.8	419	19.7	418	19.8
	50 ～ 59	378	17.5	369	17.3	364	17.3
	60 ～	210	9.7	207	9.7	207	9.8
	合　計 *(Total)*	2,159	100.0	2,131	100.0	2,113	100.0

(3)保険種別 *(Type of Social Security)*

(千件/*Thousand*)

		年/決算月 *(Fiscal Year)*	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)
新規顧客 *(New Accounts)*	会社員(社保)	*Office Worker (Company Health Insurance)*	88	48.5	170	48.0	84	47.3
	会社員(国保)	*Office Worker (National Health Insurance)*	71	39.2	142	39.9	73	41.3
	自営業者	*Self Employed*	22	12.2	43	12.1	20	11.4
	合　計	*Total*	182	100.0	355	100.0	177	100.0

(4)年収別 *(Annual Income)*

(千件/*Thousand*)

	年/決算月 *(Fiscal Year)*	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)
新規顧客 *(New Accounts)*	< 2,000 (千円/*¥Thousand*)	31	17.4	63	17.7	32	18.2
	2,000 ≦ < 3,000	41	22.5	80	22.7	41	23.3
	3,000 ≦ < 4,000	45	24.9	88	24.9	45	25.4
	4,000 ≦ < 5,000	27	15.3	53	15.0	25	14.6
	5,000 ≦ < 7,000	24	13.2	46	13.0	21	12.3
	7,000 ≦ < 10,000	9	5.3	18	5.2	8	4.9
	10,000 ≦	2	1.5	5	1.5	2	1.2
	合　計 *(Total)*	182	100.0	355	100.0	177	100.0

0. アイフル有担保ローン顧客属性 *(Home Equity Loans Customer Profile / AIFUL)*

1）不動産担保ローン既存顧客構成（件数ベース）

(%)

年/決算月 *(Fiscal Year)*	03/9	増減数(%)	04/3	増減数(%)	04/9	増減数(%)
性別 *Sex*						
男性 *Male*	79.1	*0.5*	79.2	*0.3*	79.4	*0.3*
女性 *Female*	20.9	*-0.5*	20.8	*-0.3*	20.6	*-0.3*
年齢別 *Age*						
20 ～ 29	1.7	*-0.2*	1.6	*-0.2*	2.1	*0.4*
30 ～ 39	10.9	*-0.6*	10.6	*-0.6*	11.6	*0.7*
40 ～ 49	24.9	*-0.9*	24.2	*-1.1*	25.4	*0.5*
50 ～	62.5	*1.7*	63.6	*1.9*	60.9	*-1.6*
年収別 *Annual Income*						
＜ 2,000	19.3	*-0.6*	19.2	*-0.3*	18.9	*-0.4*
2,000 ≦ ＜ 3,000	13.4	*0.3*	13.4	*0.2*	13.6	*0.2*
3,000 ≦ ＜ 4,000	18.8	*0.4*	19.0	*0.5*	19.3	*0.5*
4,000 ≦ ＜ 5,000	15.1	*0.0*	15.2	*0.0*	15.2	*0.1*
5,000 ≦	33.4	*0.0*	33.2	*-0.4*	33.0	*-0.4*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

2）不動産担保ローン新規顧客構成（件数ベース）

(%)

年/決算月 *(Fiscal Year)*	03/9	増減数(%)	04/3	増減数(%)	04/9	増減数(%)
掛け目 ※1 *Loan to value*						
＜ 40%	37.1	*-3.2*	37.5	*-2.0*	36.7	*-0.4*
40 ≦ ＜ 50%	8.3	*0.5*	8.5	*1.1*	7.3	*-1.0*
50 ≦ ＜ 60%	9.3	*-0.2*	9.4	*-0.3*	9.3	*0.0*
60 ≦ ＜ 70%	27.3	*2.7*	27.5	*2.1*	29.6	*2.3*
70%≦	18.1	*0.1*	17.1	*-0.9*	17.0	*-1.1*
担保順位 ※1 *Mortgage Rank*						
1st	53.9	*3.1*	60.1	*9.1*	58.5	*4.6*
2nd	30.1	*0.8*	28.3	*-1.3*	26.2	*-3.9*
3rd	7.7	*-0.1*	6.8	*-0.8*	5.6	*-2.1*
4th ～	8.2	*-3.7*	4.8	*-7.0*	9.8	*1.6*

※1：新規顧客＋完済後再利用顧客

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

ｱｲﾌﾙ貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

ｸﾚｼﾞｯﾄコストの状況／年間比較 *(Credit Cost / YOY%)*

(百万円/¥ *Million*)

		年/決算月 *(Fiscal Year)*	03/3	/(L) %	04/3	/(L) %	04/9	/(L) %	2005/3(E)	/(L) %
営業貸付金	(L)	*Loans outstanding (L)*	1,413,340	–	1,451,638	–	1,459,310	–	1,468,018	–
無担保		*Unsecured*	1,068,151	–	1,081,057	–	1,085,579	–	1,089,974	–
有担保		*Home equity*	322,841	–	342,637	–	343,560	–	342,717	–
事業者		*Small business*	22,349	–	27,943	–	30,170	–	35,325	–
貸倒引当金		*Allowance for bad debt (Begining)*	58,689	4.15	70,479	4.86	81,693	5.60	81,693	5.56
貸倒発生額	①	*Write offs ①*	74,598	5.28	90,998	6.27	44,658	3.06	87,279	5.95
	増減率	*yoy%*	44.4		22.0		0.6		-4.1	
無担保		*Unsecured*	69,816	6.54	83,359	7.71	40,446	3.73	77,502	7.11
有担保		*Home equity*	4,095	1.27	6,362	1.86	3,315	0.96	8,096	2.36
事業者		*Small business*	686	3.07	1,277	4.57	896	2.97	1,680	4.76
保証債権等		*Guarantee,etc*	122	–	550	–	393	–	1,014	–
個別貸倒引当金繰入(個別引当)※1	②	*Non-operating Allowance for bad debt ②*	4,387	0.31	6,459	0.44	4,765	0.33	7,272	0.50
無担保		*Unsecured*	2,151	0.20	3,147	0.29	2,565	0.24	3,038	0.28
有担保		*Home equity*	2,218	0.69	3,249	0.95	2,188	0.64	4,197	1.22
事業者		*Small business*	18	0.08	62	0.22	11	0.04	36	0.10
	①+②	*①+②*	78,986	5.59	97,458	6.71	49,423	3.39	94,551	6.44
	増減率	*yoy%*	46.6		23.4		3.0		-3.0	
無担保		*Unsecured*	71,968	6.74	86,507	8.00	43,012	3.96	80,540	7.39
有担保		*Home equity*	6,313	1.96	9,612	2.81	5,503	1.60	12,294	3.59
事業者		*Small business*	704	3.15	1,339	4.79	907	3.01	1,717	4.86
貸倒関連費用(営業費用)※2		*Credit Cost*	86,371	6.11	109,223	7.52	49,874	3.42	95,631	6.51
貸倒引当金		*Allowance for bad debt (End)*	70,479	4.99	81,693	5.63	81,750	5.60	81,758	5.57

※1 個別貸倒引当金＝破産更生債権(有担保)＋民事再生債権

※2 個別貸倒引当金は03/3まで営業外費用として計上、03/9より営業費用へ変更

イフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

ジットコストの状況／半期比較 (Credit Cost / YTD%)

年/決算月 (Fiscal Year)		03/3 (6M)	×2(年換算)/残高%	03/9 (6M)	×2(年換算)/残高%	04/3 (6M)	×2(年換算)/残高%	04/9 (6M)	×2(年換算)/残高%
業貸付金 (L)	Loans outstanding (L)	1,413,340	-	1,435,770	-	1,451,638	-	1,459,310	-
旦保	Unsecured	1,068,151	-	1,074,563	-	1,081,057	-	1,085,579	-
旦保	Home equity	322,841	-	335,742	-	342,637	-	343,560	-
業者	Small business	22,349	-	25,464	-	27,943	-	30,170	-
引当金	Allowance for bad debt (Begining)	58,689	4.15	70,479	4.91	70,479	4.86	81,693	5.60
生額 ①	Write offs ①	43,026	6.09	44,403	6.19	46,595	6.42	44,658	6.12
半期増減率	YTD%	36.3		3.2		4.9		-4.2	
旦保	Unsecured	40,702	7.62	41,088	7.65	42,271	7.82	40,446	7.45
旦保	Home equity	1,977	1.22	2,730	1.63	3,632	2.12	3,315	1.93
業者	Small business	347	3.11	584	4.59	693	4.96	896	5.94
証債権等	Guarantee,etc	79	-	208	-	342	-	393	-
倒引当金繰入 当)※1 ②	Non-operating Allowance for bad debt ②	1,959	0.28	3,584	0.50	2,875	0.40	4,765	0.65
旦保	Unsecured	1,023	0.19	2,185	0.41	962	0.18	2,565	0.47
旦保	Home equity	930	0.58	1,380	0.82	1,869	1.09	2,188	1.27
業者	Small business	7	0.06	18	0.14	44	0.31	11	0.07
①+②	①+②	44,985	6.37	47,987	6.68	49,471	6.82	49,423	6.77
半期増減率	YTD%	32.3		6.7		3.1		-0.1	
旦保	Unsecured	41,726	7.81	43,273	8.05	43,234	8.00	43,012	7.92
旦保	Home equity	2,907	1.80	4,110	2.45	5,502	3.21	5,503	3.20
業者	Small business	353	3.16	603	4.74	736	5.27	907	6.01
連費用(営業費用)※2	Credit Cost	48,248	6.83	60,465	8.42	48,758	6.72	49,874	6.84
倒引当金	Allowance for bad debt (End)	70,479	4.99	82,748	5.76	81,693	5.63	81,750	5.60

個別貸倒引当金＝破産更生債権(有担保)＋民事再生債権

個別貸倒引当金は03/3まで営業外費用として計上、03/9より営業費用へ変更

イフル貸倒&不良債権　*(Credit Cost & NPL's / AIFUL)*

債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	03/3	/(L) %	03/9	/(L) %	04/3	/(L) %	04/9	/(L) %	2005/3(E)	/(L) %
業貸付金 (L)	Loans outstanding (L)	1,413,340	–	1,435,770	–	1,451,638	–	1,459,310	–	1,468,018	–
担保	Unsecured	1,068,151	–	1,074,563	–	1,081,057	–	1,085,579	–	1,089,974	–
担保	Home equity	322,840	–	335,742	–	342,637	–	343,560	–	342,717	–
業者	Small business	22,348	–	25,464	–	27,943	–	30,170	–	35,325	–
開示債権合計 ①	NPL total ①	95,908	6.79	109,207	7.61	117,884	8.12	127,416	8.73	–	–
半期増減率	YTD%	7.5		13.9		7.9		8.1			
綻先	Category 4	20,339	1.44	23,623	1.65	26,107	1.80	29,444	2.02	–	–
滞債権	Category 3	31,834	2.25	37,170	2.59	42,141	2.90	46,015	3.15	–	–
月以上延滞債権	Category 2	11,217	0.79	13,124	0.91	12,375	0.85	12,918	0.89	–	–
出条件緩和債権	Category 1	32,517	2.30	35,290	2.46	37,260	2.57	39,037	2.68	–	–
担保ローン ②	②	58,223	5.45	65,834	6.13	69,943	6.47	72,885	6.71	–	–
半期増減率	YTD%	6.1		13.1		6.2		4.2			
綻先	Category 4	2,850	0.27	4,116	0.38	4,880	0.45	4,745	0.44	–	–
滞債権	Category 3	14,882	1.39	17,185	1.60	18,929	1.75	19,832	1.83	–	–
月以上延滞債権	Category 2	8,031	0.75	9,321	0.87	8,977	0.83	9,477	0.87	–	–
出条件緩和債権	Category 1	32,458	3.04	35,212	3.28	37,155	3.44	38,830	3.58	–	–
倒引当金 ③	Allowance for NPL ③	88,827	6.28	102,348	7.13	99,958	6.89	101,425	6.95	103,968	7.08
税	Untaxable	68,227	4.83	78,947	5.50	81,864	5.64	99,488	6.82	103,063	7.02
税	Taxable	20,599	1.46	23,401	1.63	18,094	1.25	1,936	0.13	904	0.06
動 ④	Current assets ④	70,479	4.99	82,748	5.76	81,693	5.63	81,750	5.60	81,758	5.57
定	Fixed assets	18,348	1.30	19,600	1.37	18,264	1.26	19,674	1.35	22,209	1.51
バー率(ALL) ③/①	Coverage ratio (All) ③/①	92.6	–	93.7	–	84.8	–	79.6	–	–	–
バー率(無担保)④/②	Coverage ratio (Unsecured) ④/②	121.0	–	125.7	–	116.8	–	112.2	–	–	–

収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

以上延滞債権
店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

権
他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

件緩和債権
以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
となる取決めを行なった貸付金

アイフル貸倒&不良債権　(Credit Cost & NPL's / AIFUL)

担保ローン債権分類内訳(ストック)

(単位:百万円/¥Million)

年/決算月(Fiscal Year)		03/3	/(L)%	03/9	/(L)%	04/3	/(L)%	04/9	/(L)%	05/3(E)	/(L)%
保ローン残高 (L)	Unsecured Loans outstanding (L)	1,068,151	–	1,074,563	–	1,081,057	–	1,085,579	–	1,089,974	–
営業店残高	Branch	1,053,322	98.6	1,057,467	98.4	1,062,361	98.3	1,065,746	98.2	1,067,310	97.9
正常債権残高	Ordinary Loan	996,048	93.2	986,346	91.8	998,354	92.3	999,873	92.1	1,000,879	91.8
解約債権残高※	Defaulted Loan (1M+NPL)	57,273	5.4	62,943	6.0	64,006	6.0	65,873	6.2	66,431	6.2
増減率	YTD%	0.9		9.9		1.7		2.9		0.8	
うち条件緩和債権	Rescheduled Loan	31,927	3.0	34,345	3.2	35,852	3.4	37,086	3.5	–	–
うちその他解約債権	Other	25,346	2.4	28,598	2.7	28,153	2.7	28,787	2.7	–	–
管理センター残高	Collection Center	14,828	1.4	17,095	1.6	18,696	1.7	19,832	1.8	22,664	2.1
増減率	YTD%	19.7		15.3		9.4		6.1		14.3	

※解約未収率＝解約債権残高/営業店残高

担保ローン延滞遷移率(フロー)

(単位:百万円/¥Million・%)

年/決算月(Fiscal Year)		03/3	増減率(yoy)	03/9	増減率(yoy)	04/3	増減率(yoy)	04/9	増減率(yoy)
発生率※1	Default(1M+Arrearage) Ratio	0.838	*0.176*	1.003	*0.214*	0.971	*0.133*	0.943	*-0.060*
うち介入発生率	3rd Party Intervention	0.520	*0.123*	0.642	*0.157*	0.606	*0.086*	0.576	*-0.066*
うち不履行発生率	Other	0.318	*0.053*	0.361	*0.057*	0.365	*0.047*	0.367	*0.006*
発生率※2	Transfer(5M+Arrearage)Ratio	0.534	*0.123*	0.631	*0.137*	0.635	*0.101*	0.611	*-0.020*
額	Transfer(5M+Arrearage)	36,227	36.0	39,881	31.2	40,606	12.1	38,973	-2.3

※1　解約発生率＝解約発生金額/正常債権残高

※2　移管発生比率＝移管発生金額/営業店残高

注)　斜体数値は増減数　Notes: Italic Font = Increase or Decrease

倒償却要因別状況／残高(無担保ローン)

(単位:百万円/¥Million)

年/決算月(Fiscal Year)		03/3 (12M)	償却単価※1 (per account)	03/9 (6M)	償却単価※1 (per account)	04/3 (12M)	償却単価※1 (per account)	04/9 (6M)	償却単価※1 (per account)
理由(合計)	Reason for Write-off (Total)	69,882	400	41,088	416	83,359	421	40,446	437
			6.9		6.6		5.4		5.0
破産	Bankruptcy	31,717	457	18,656	480	35,263	485	15,334	511
占有率/yoy%		45.4%	6.4	45.4%	6.0	42.3%	6.1	37.9%	6.5
元金損失	Waiver of principal due to	15,002	–	8,209	–	18,394	–	8,454	–
占有率/yoy%	a settlement with lawyer	21.5%	–	20.0%	–	22.1%	–	20.9%	–
連絡不能等	Loss of contact, etc.	13,688	338	7,853	342	15,746	346	8,496	374
占有率/yoy%		19.6%	5.6	19.1%	3.6	18.9%	2.5	21.0%	9.2
介入後未決	Unsettled intervention	3,749	435	2,696	446	5,151	460	3,398	480
占有率/yoy%		5.4%	17.1	6.6%	14.6	6.2%	5.6	8.4%	7.6
不履行	No intention to repay	5,724	306	3,672	328	8,804	355	4,761	354
占有率/yoy%		8.2%	-1.4	8.9%	9.9	10.6%	16.2	11.8%	8.0

※1　償却単価＝償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs (Thousand of yen)

※2　元金損失1口座あたり単価(03/3 214千円、03/9 263千円、04/3 288千円、04/9 302千円)。

ｲフ営業指標 (Review of Operation / LIFE)

ベース(Managed Asset Basis)

実績 (Operating Results)

会計残高 (On-Balance)

		年/決算月 (Fiscal Year)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9 ①	増減率(yoy%)	2005/3 (E)	増減率(yoy%)	会計残高 (On-Balance) 04/9 ②	増減率(yoy%)	04/9 ①−②
	(百万円)	Balance (¥Million)	688,738	4.2	702,202	3.9	729,081	5.9	746,625	6.3	532,303	18.8	196,778
売掛金		Installment Receivable	252,366	1.8	256,773	3.7	270,868	7.3	280,657	9.3	176,834	14.5	94,033
総合斡旋		Credit Card Shopping	68,932	5.7	71,508	11.6	74,635	8.3	76,731	7.3	49,035	14.9	25,600
個品斡旋		Installment Sales Finance	183,432	0.5	185,263	1.0	196,232	7.0	203,926	10.1	127,799	14.3	68,433
オートローン		Automobile	4,574	−55.2	2,075	−68.7	804	−82.4	660	−68.2	−	−	−
特定		Service	105,214	7.4	111,871	4.6	120,210	14.3	128,271	14.7	−	−	−
一般		Goods	61,252	1.5	61,689	7.7	66,347	8.3	65,737	6.6	−	−	−
代位弁済		Collateral	12,392	−12.1	9,627	−23.4	8,870	−28.4	9,256	−3.9	−	−	−
リース他		Lease etc.	1	−66.7	0	−100.0	0	−100.0	0	−100.0	0	−100.0	0
貸付金		Loans (Cash Advance)	325,146	12.8	339,137	9.1	356,011	9.5	366,154	8.0	253,266	38.9	102,744
カードキャッシング		with Credit Card	199,276	10.3	202,819	5.5	208,402	4.6	209,950	3.5	147,813	29.7	60,588
キャッシュプラザ		with Loan Card (Life Play Card)	125,049	17.4	135,543	15.2	147,029	17.6	155,612	14.8	104,873	55.3	42,156
その他		Other	819	−15.8	775	−13.1	580	−29.2	591	−23.7	580	−29.2	−
保証売掛金		Guarantee	111,225	−10.8	106,290	−9.8	102,201	−8.1	99,813	−6.1	102,201	−8.1	−
パートナー		Partner Loan (Automobile)	4,163	−68.5	2,504	−66.1	1,615	−61.2	901	−64.0	1,615	−61.2	−
銀行保証		Bank Loan	68,741	0.9	67,919	−2.0	66,844	−2.8	67,644	−0.4	66,844	−2.8	−
住宅		Home Loan	38,319	−11.8	35,866	−12.9	33,741	−11.9	31,267	−12.8	33,741	−11.9	−
·カード		Credit Card											
カード会員数	(千人)	Number of Card Holders (Thousand)	10,392	973	11,032	1,198	11,475	1,083	12,057	1,025			
プロパー		Proper	1,578	154	1,625	116	1,677	99	1,760	135			
提携		Affinity	8,814	819	9,406	1,082	9,797	983	10,296	890			
発行数	(千枚)	Number of New Issue (Thousand)	1,007	−180	2,142	69	1,050	43	2,145	3			
プロパー		Proper	92	0	192	2	102	10	244	52			
提携		Affinity	914	−180	1,950	67	947	33	1,901	−49			
(残高÷残有会員数)	(千円)	Balance per Account (¥Thousand)											
総合斡旋		Shopping	50	−5.7	46	−14.8	56	12.0	−	−			
キャッシング		Cashing	226	1.3	224	−1.3	222	−1.8	−	−			
	(百万円)	Purchase Results (¥Million)											
斡旋		Installment Sales Finance	57,372	−17.1	118,131	−5.7	67,541	17.7	134,041	13.5			
ド事業		Credit Card	264,875	6.7	543,507	8.0	289,964	9.5	590,699	8.7			
総合斡旋		Shopping	151,159	13.0	318,115	15.9	176,482	16.8	366,612	15.2			
キャッシング		Cashing	113,716	−0.6	225,392	−1.6	113,482	−0.2	224,087	−0.6			

斜体数値は増減数　Notes: Italic Font = Increase or Decrease

ル展開 (Marketing Channel)

		年/決算月 (Fiscal Year)	03/9	増減数(yoy)	04/3	増減率(yoy)	04/9	増減率(yoy)	2005/3 (E)	増減数(yoy)
舗数	(店)	Business Branches	256	33	268	35	277	21	280	12
店舗		Branches	69	1	69	0	69	0	69	0
ッシュプラザ		Cash Plaza	187	32	198	34	208	21	211	13
有人		Staffed	102	6	109	8	121	19	121	12
無人		Unstaffed	85	26	89	26	87	2	90	1
又	(社)	Member Merchant	86,793	7,533	90,556	7,569	93,627	6,834	98,815	8,259
数(a)	(人)	N. of Employees (regulary payroll) (a)	1,852	10	1,773	−30	1,840	−12	1,836	63
員数(b)	(人)	N. of Employees (temp) (b)	1,723	276	1,705	196	1,698	−25	1,745	40
(b)	(人)	Total (a)+(b)	3,575	286	3,478	166	3,538	−37	3,581	103
員比率(b)/(a+b)	(人)	Ratio of N. of Employees (b)/(a+b)	48.2	4.2	49.0	3.5	48.0	−0.2	48.7	−0.3

斜体数値は増減数　Notes: Italic Font = Increase or Decrease

ｲフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

イフ損益の内訳 (Revenue and Expenses / LIFE)

債権ベース(Managed Asset Basis)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	03/9		04/3			04/9				2005/3(E)		
			増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)	a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) a×2		営業収益比 (%)	増減率 (yoy%)
益	Operating Revenue	56,497	14.2	113,738	100.0	9.5	60,815	100.0	7.6	121,630	124,038	100.0	9.1
賦売掛金収益	Installment Receivable	12,448	10.7	24,415	21.5	3.6	13,014	21.4	4.5	26,028	27,170	21.9	11.3
総合斡旋	Credit Card Shopping	4,130	7.2	8,402	7.4	5.8	4,474	7.4	8.3	8,948	9,320	7.5	10.9
個品斡旋	Installment Sales Finance	8,246	13.3	15,901	14.0	3.3	8,509	14.0	3.2	17,018	17,792	14.3	11.9
その他	Other	72	-36.8	110	0.1	-49.8	29	0.0	-59.7	58	57	0.0	-48.2
業貸付収益	Loans (Cash Advance)	38,685	17.2	78,815	69.3	13.3	41,674	68.5	7.7	83,348	84,955	68.5	7.8
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	23,232	14.7	46,979	41.3	11.0	24,130	39.7	3.9	48,260	48,447	39.1	3.1
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	15,431	21.2	31,786	27.9	16.9	17,522	28.8	13.6	35,044	36,476	29.4	14.8
その他融資	Other	21	-22.2	50	0.0	-2.0	20	0.0	-4.8	40	32	0.0	-36.0
用保証	Guarantee	1,916	8.2	3,842	3.4	6.1	2,013	3.3	5.1	4,026	4,080	3.3	6.2
の他の金融収益	Other Financial Revenue	39	77.3	60	0.1	-63.4	30	0.0	-23.1	60	50	0.0	-16.7
の他の営業収益	Other Operating Revenue	3,405	0.4	6,604	5.8	-5.0	4,081	6.7	19.8	8,162	7,780	6.3	17.8
償却債権回収額	Bad Debt Recovery	1,420	26.4	2,670	2.3	15.5	1,683	2.8	18.5	3,366	3,274	2.6	22.6
その他の業務収入	Other	1,985	-12.5	3,933	3.5	-15.2	2,398	3.9	20.9	4,796	4,505	3.6	14.5
用	Operating Expenses	52,413	12.4	101,943	89.6	6.2	53,081	87.3	1.3	106,162	108,568	87.5	6.5
融費用	Financial Expenses	4,107	8.6	8,588	7.6	21.3	4,367	7.2	6.3	8,734	9,771	7.9	13.8
倒関連費用	Credit Cost	20,525	29.4	37,902	33.3	5.8	19,747	32.5	-3.8	39,494	40,434	32.6	6.7
の他の営業費用	Other Operating Expenses(SG&A)	27,780	2.9	55,451	48.8	4.4	28,966	47.6	4.3	57,932	58,362	47.1	5.2
広告宣伝費	Advertising Expenses	2,891	5.9	5,054	4.4	6.0	2,737	4.5	-5.3	5,474	5,666	4.6	12.1
人件費	Salaries	7,673	0.5	15,153	13.3	-1.1	7,595	12.5	-1.0	15,190	15,545	12.5	2.6
その他	Other	17,215	3.5	35,243	31.0	6.7	18,633	30.6	8.2	37,266	37,150	30.0	5.4
販売費	Sales Cost	7,421	4.6	15,769	13.9	13.7	8,415	13.8	13.4	16,830	17,595	14.2	11.6
ｼｽﾃﾑ費	System Cost	4,940	9.5	10,164	8.9	6.5	5,275	8.7	6.8	10,550	9,571	7.7	-5.8
施設費	Rent Cost	1,906	-1.3	3,798	3.3	-0.1	1,849	3.0	-3.0	3,698	3,754	3.0	-1.2
管理費	Admin Cost	2,947	-4.7	5,511	4.8	-5.4	3,093	5.1	5.0	6,186	6,228	5.0	13.0
益	Operating Income	4,083	45.6	11,795	10.4	50.1	7,733	12.7	89.4	15,466	15,469	12.5	31.1
業外利益	Non-operating Income	182	-28.9	355	0.3	3.5	47	0.1	-74.2	94	65	0.1	-81.7
業外費用	Non-operating Expenses	131	0.8	69	0.1	-54.9	30	0.0	-77.1	60	34	0.0	-50.7
益	Ordinary Income	4,134	41.1	12,081	10.6	50.1	7,750	12.7	87.5	15,500	15,500	12.5	28.3
別利益	Extraordinary Income	4,067	2,426.1	4,277	3.8	1,936.7	28	0.0	-99.3	56	352	0.3	-91.8
別損失	Extraordinary Losses	1,395	227.5	6,159	5.4	109.3	483	0.8	-65.5	966	657	0.5	-89.3
利益(a)	Income before Income Taxes(a)	6,806	155.5	10,198	9.0	91.9	7,294	12.0	7.2	14,588	15,195	12.3	49.0
人税·住民税及び事業税(b)	Income Taxes(b)	111	131.3	218	0.2	32.9	115	0.2	3.6	230	240	0.2	10.1
人税等調整額(c)	Effect of a Tax Consequences(c)	-2,240	-	-6,151	-5.4	-	1,460	2.4	-	2,920	4,795	3.9	-
利益	Net Income	8,935	222.8	16,131	14.2	76.3	5,719	9.4	-36.0	11,438	10,160	8.2	-37.0
率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	-	-	-	-	-	21.6	-	-	-	33.1	-	-

ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

e : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

ライフ損益の内訳 (Revenue and Expenses / LIFE)

トベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/9	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	04/9 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) a×2	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
収益	Operating Revenue	55,353	14.5	111,575	100.0	9.0	59,856	100.0	8.1	119,712	122,150	100.0	9.5
割賦売掛金収益	Installment Receivable	11,948	12.0	23,592	21.1	2.9	12,546	21.0	5.0	25,092	26,224	21.5	11.2
総合斡旋	Credit Card Shopping	3,959	3.6	8,136	7.3	3.4	4,274	7.1	8.0	8,548	8,925	7.3	9.7
個品斡旋	Installment Sales Finance	7,988	16.6	15,346	13.8	3.4	8,242	13.8	4.1	16,484	17,241	14.1	12.3
その他	Other	–	–	110	0.1	-49.8	29	0.0	-59.7	58	57	0.0	-48.2
営業貸付収益	Loans (Cash Advance)	37,549	15.5	76,885	68.9	11.9	41,184	68.8	9.7	82,368	84,013	68.8	9.3
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	22,625	13.1	45,853	41.1	9.6	23,828	39.8	5.3	47,656	47,886	39.2	4.4
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	14,902	19.4	30,982	27.8	15.5	17,335	29.0	16.3	34,670	36,094	29.5	16.5
その他融資	Other	21	-22.2	50	0.0	-2.0	20	0.0	-4.8	40	32	0.0	-36.0
信用保証	Guarantee	1,916	8.2	3,842	3.4	6.1	2,013	3.4	5.1	4,026	4,080	3.3	6.2
その他の金融収益	Other Financial Revenue	39	77.3	60	0.1	-63.4	30	0.1	-23.1	60	50	0.0	-16.7
その他の営業収益	Other Operating Revenue	3,899	15.1	7,194	6.4	3.5	4,081	6.8	4.7	8,162	7,780	6.4	8.1
償却債権回収額	Bad Debt Recovery	1,420	26.4	2,670	2.4	15.5	1,683	2.8	18.5	3,366	3,274	2.7	22.6
その他の業務収入	Other	2,478	9.5	4,523	4.1	-2.5	2,398	4.0	-3.2	4,796	4,505	3.7	-0.4
費用	Operating Expenses	51,270	12.5	99,780	89.4	5.5	52,122	87.1	1.7	104,244	106,680	87.3	6.9
金融費用	Financial Expenses	2,963	10.1	6,426	5.8	14.9	3,408	5.7	15.0	6,816	7,883	6.5	22.7
貸倒関連費用	Credit Cost	20,525	29.4	37,902	34.0	5.8	19,747	33.0	-3.8	39,494	40,434	33.1	6.7
その他の営業費用	Other Operating Expenses(SG&A)	27,780	2.9	55,451	49.7	4.4	28,966	48.4	4.3	57,932	58,362	47.8	5.2
広告宣伝費	Advertising Expenses	2,891	5.9	5,054	4.5	6.0	2,737	4.6	-5.3	5,474	5,666	4.6	12.1
人件費	Salaries	7,673	0.5	15,153	13.6	-1.1	7,595	12.7	-1.0	15,190	15,545	12.7	2.6
その他	Other	17,215	3.5	35,243	31.6	6.7	18,633	31.1	8.2	37,266	37,150	30.4	5.4
販売費	Sales Cost	7,421	4.6	15,769	14.1	13.7	8,415	14.1	13.4	16,830	17,595	14.4	11.6
ｼｽﾃﾑ費	System Cost	4,940	9.5	10,164	9.1	6.5	5,275	8.8	6.8	10,550	9,571	7.8	-5.8
施設費	Rent Cost	1,906	-1.3	3,798	3.4	-0.1	1,849	3.1	-3.0	3,698	3,754	3.1	-1.2
管理費	Admin Cost	2,947	-4.7	5,511	4.9	-5.4	3,093	5.2	5.0	6,186	6,228	5.1	13.0
利益	Operating Income	4,083	45.6	11,795	10.6	50.1	7,733	12.9	89.4	15,466	15,469	12.7	31.1
営業外利益	Non-operating Income	182	-28.9	355	0.3	3.5	47	0.1	-74.2	94	65	0.1	-81.7
営業外費用	Non-operating Expenses	131	0.8	69	0.1	-54.9	30	0.1	-77.1	60	34	0.0	-50.7
利益	Ordinary Income	4,134	41.1	12,081	10.8	50.1	7,750	12.9	87.5	15,500	15,500	12.7	28.3
特別利益	Extraordinary Income	4,067	2,426.1	4,277	3.8	1,936.7	28	0.0	-99.3	56	352	0.3	-91.8
特別損失	Extraordinary Losses	1,395	227.5	6,159	5.5	109.3	483	0.8	-65.5	966	657	0.5	-89.3
前利益(a)	Income before Income Taxes(a)	6,806	155.5	10,198	9.1	91.9	7,294	12.2	7.2	14,588	15,195	12.4	49.0
法人税·住民税及び事業税(b)	Income Taxes(b)	111	131.3	218	0.2	32.9	115	0.2	3.6	230	240	0.2	10.1
法人税等調整額(c)	Effect of a Tax Consequences(c)	-2,240	–	-6,151	-5.5	–	1,460	2.4	–	2,920	4,795	3.9	–
純利益	Net Income	8,935	222.8	16,131	14.5	76.3	5,719	9.6	-36.0	11,438	10,160	8.3	-37.0
税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	–	–	–	–	–	21.6	–	–	–	33.1	–	–

イフ資金調達の状況 (Review of Funding / LIFE)

権ベース(Managed Asset Basis)　／　会計ベース(On-Balance)

態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	03/3	構成比(%)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	2005/3(E)	構成比(%)	会計ベース 04/9	構成比(%)
入	Borrowings	221,161	46.2	254,451	50.7	263,730	52.7	300,253	57.3	337,878	63.3	300,253	93.8
市銀行	City Banks	–	–	–	–	1,000	0.2	5,000	1.0	–	–	5,000	1.6
期信用銀行	Long-Term Credit Banks	14,349	3.0	18,632	3.7	21,722	4.3	26,122	5.0	–	–	26,122	8.2
託銀行	Trust Banks	15,049	3.1	22,232	4.4	25,697	5.1	35,567	5.8	–	–	35,567	11.1
方銀行·第二地方銀行	Regional Banks	14,466	3.0	19,681	3.9	23,219	4.6	30,230	5.8	–	–	30,230	9.4
統金融機関	Cooperative Financial Ins.	12,010	2.5	20,680	4.1	20,534	4.1	29,106	5.6	–	–	29,106	9.1
命保険会社	Life Insurance	2,128	0.4	4,965	1.0	4,349	0.9	6,710	1.3	–	–	6,710	2.1
害保険会社	Non-Life Insurance	1,014	0.2	2,252	0.4	1,781	0.4	1,237	0.2	–	–	1,237	0.4
の他	Other	39,145	8.2	43,009	8.6	49,152	9.8	51,256	9.8	–	–	51,256	16.0
ンジケートローン	Syndicated Loan	9,000	1.9	9,000	1.8	17,275	3.5	15,025	2.9	–	–	15,025	4.7
イフル	AIFUL	114,000	23.8	114,000	22.7	99,000	19.8	100,000	19.1	–	–	100,000	31.2
債等	CP and Bonds	257,892	53.8	247,083	49.3	236,590	47.3	223,538	42.7	196,136	36.7	20,000	6.2
券化	ABS	257,391	53.7	247,083	49.3	221,590	44.3	203,538	38.9	–	–	–	–
P	CP	500	0.1	–	–	5,000	1.0	10,000	1.9	–	–	10,000	3.1
通社債	SB	–	–	–	–	10,000	2.0	10,000	1.9	–	–	10,000	3.1
合 計	Total	479,053	100.0	501,535	100.0	500,320	100.0	523,792	100.0	534,014	100.0	320,253	100.0

期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	03/3	構成比(%)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	2005/3(E)	構成比(%)	会計ベース 04/9	構成比(%)
調達	Short-term Borrowings	37,260	7.8	41,720	8.3	53,320	10.7	62,880	12.0	66,000	12.4	62,880	19.6
期借入	Borrowings	36,760	7.7	41,720	8.3	48,320	9.7	52,880	10.1	–	–	52,880	16.5
P	CP	500	0.1	–	–	5,000	1.0	10,000	1.9	–	–	10,000	3.1
調達	Long-term Borrowings	441,793	92.2	459,815	91.7	447,000	89.3	460,912	88.0	468,014	87.6	257,373	80.4
定金利借入	Fixed Rate	4,219	0.9	16,325	3.3	24,202	4.8	40,128	7.7	–	–	40,128	12.5
動金利借入	Floating Rate	180,182	37.6	196,406	39.2	191,207	38.2	207,245	39.6	–	–	207,245	64.7
債等(固定)	ABS (Fixed Bond)	38,520	8.0	72,247	14.4	81,664	16.3	81,222	15.5	–	–	10,000	3.1
普通社債	SB	–	–	–	–	10,000	2.0	10,000	1.9	–	–	10,000	3.1
証券化	ABS	38,520	8.0	72,247	14.4	71,664	14.3	71,222	13.6	–	–	–	–
債等(変動)	ABS (Floating Bond)	218,871	45.7	174,836	34.9	149,926	30.0	132,316	25.3	–	–	–	–
証券化	ABS	218,871	45.7	174,836	34.9	149,926	30.0	132,316	25.3	–	–	–	–
キャップ	With Cap	218,871	45.7	174,836	34.9	139,926	28.0	112,316	21.4	–	–	–	–
合 計	Total	479,053	100.0	501,535	100.0	500,320	100.0	523,792	100.0	534,014	100.0	320,253	100.0

※開始年月日が未到来のキャップ·スワップはございません。

達金利 (Funding Cost)

(%)

	年/決算月(Fiscal Year)	03/3	03/9	04/3	04/9	2005/3(E)
金利	Funding Cost	1.37	1.36	1.44	1.40	1.55
間接	Indirect	2.14	2.03	2.02	1.83	1.94
直接	Direct	0.70	0.74	0.80	0.81	0.90

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

考》

(%)

プライムレート	Long term prime rate	1.50	1.85	1.65	1.70	2.00

：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

te : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

5. ライフ顧客属性 (*Customer Profile / LIFE*)

1) クレジットカード (*Credit Card*)

1) 性別 (*Sex*)

(千件/*Thousand*)

	年/決算月 (*Fiscal Year*)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)
新規顧客 (*New Accounts*)	男 性 (*Male*)	650	64.6	1,390	65.2	669	63.6
	女 性 (*Female*)	356	35.4	741	34.8	382	36.4
	合 計 (*Total*)	1,006	100.0	2,131	100.0	1,052	100.0
既存顧客 (*Existing Accounts*)	男 性 (*Male*)	5,806	56.2	6,231	56.9	6,541	57.3
	女 性 (*Female*)	4,521	43.8	4,726	43.1	4,870	42.7
	合 計 (*Total*)	10,327	100.0	10,957	100.0	11,411	100.0

2) 年齢別 (*Age*)

(千件/*Thousand*)

	年/決算月 (*Fiscal Year*)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)
新規顧客 (*New Accounts*)	~ 19 (才/*Age*)	4	0.4	5	0.3	4	0.4
	20 ~ 29	132	13.1	266	12.5	135	12.8
	30 ~ 39	207	20.6	431	20.3	208	19.7
	40 ~ 49	231	23.0	480	22.6	225	21.3
	50 ~ 59	231	23.0	493	23.1	236	22.5
	60 ~	199	19.8	453	21.3	245	23.3
	合 計 (*Total*)	1,006	100.0	2,131	100.0	1,052	100.0
既存顧客 (*Existing Accounts*)	~ 19 (才/*Age*)	7	0.1	5	0.1	7	0.1
	20 ~ 29	1,000	9.7	985	9.0	963	8.4
	30 ~ 39	2,248	21.8	2,332	21.3	2,377	20.8
	40 ~ 49	2,403	23.3	2,544	23.2	2,642	23.2
	50 ~ 59	2,509	24.3	2,688	24.5	2,821	24.7
	60 ~	2,156	20.9	2,400	21.9	2,601	22.8
	合 計 (*Total*)	10,327	100.0	10,957	100.0	11,411	100.0

2) ライフキャッシュプラザ (*LIFE Cash Plaza*)

1) 性別 (*Sex*)

(千件/*Thousand*)

	年/決算月 (*Fiscal Year*)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)
新規顧客 (*New Accounts*)	男 性 (*Male*)	20	54.1	48	57.5	29	58.8
	女 性 (*Female*)	17	45.9	35	42.5	20	41.2
	合 計 (*Total*)	37	100.0	84	100.0	49	100.0
既存顧客 (*Existing Accounts*)	男 性 (*Male*)	166	54.6	177	54.9	190	55.0
	女 性 (*Female*)	138	45.4	145	45.1	155	45.0
	合 計 (*Total*)	304	100.0	323	100.0	345	100.0

2) 年齢別 (*Age*)

(千件/*Thousand*)

	年/決算月 (*Fiscal Year*)	03/9	構成比(%)	04/3	構成比(%)	04/9	構成比(%)
新規顧客 (*New Accounts*)	20 ~ 29 (才/*Age*)	7	18.9	17	21.3	10	20.9
	30 ~ 39	11	29.7	23	28.1	14	28.3
	40 ~ 49	9	24.3	20	24.3	12	24.3
	50 ~ 59	7	18.9	15	18.7	9	18.6
	60 ~	3	8.1	6	7.6	4	7.9
	合 計 (*Total*)	37	100.0	84	100.0	49	100.0
既存顧客 (*Existing Accounts*)	20 ~ 29 (才/*Age*)	37	12.2	39	12.2	41	12.0
	30 ~ 39	86	28.3	89	27.8	95	27.5
	40 ~ 49	78	25.7	83	25.8	89	26.0
	50 ~ 59	72	23.7	76	23.6	81	23.5
	60 ~	31	10.2	34	10.6	38	11.0
	合 計 (*Total*)	304	100.0	323	100.0	345	100.0

ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

債権ベース／年間比較 *(Write-off / Balance / YOY%)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/9			04/3			04/9			2005/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
	Total	19,559	688,739	2.84	35,566	702,202	5.06	19,668	729,082	2.70	37,846	746,625	5.07
増減率	yoy%	43.2			17.8			0.6			6.4		
カード	Card	8,117	268,210	3.03	15,236	274,328	5.55	7,699	283,038	2.72	15,270	286,682	5.33
増減率	yoy%	52.9			38.2			-5.1			0.2		
総合斡旋	Shopping	1,354	68,933	1.96	2,412	71,509	3.37	1,161	74,636	1.56	2,148	76,731	2.80
キャッシング	Cashing	6,762	199,277	3.39	12,823	202,820	6.32	6,538	208,402	3.14	13,122	209,951	6.25
個品斡旋	Installment Sales Finance	3,991	171,041	2.33	6,067	175,636	3.45	2,802	187,363	1.50	5,498	194,669	2.82
増減率	yoy%	46.3			16.0			-29.8			-9.4		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	5,408	125,050	4.32	10,570	135,543	7.80	5,634	147,029	3.83	12,062	155,613	7.75
増減率	yoy%	91.2			64.3			4.2			14.1		
信用保証	Guarantee	1,665	80,450	2.07	2,342	74,689	3.14	1,113	72,479	1.54	1,945	72,909	2.67
増減率	yoy%	2,062.3			-25.3			-33.1			-17.0		
住宅	Home Loan	124	43,167	0.29	522	41,525	1.26	1,071	38,779	2.76	1,272	36,336	3.50
増減率	yoy%	169.6			-74.6			763.7			143.8		
その他	Other	255	821	-	830	480	-	1,350	394	-	1,800	416	-
増減率	yoy%	-90.4			-64.2			429.4			117.0		
カード事故	Fraudulent Use of Credit Card	228	-	-	772	-	-	967	-	-	1,277	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	10	-	-	32	-	-	371	-	-	502	-	-
その他	Other	17	-	-	26	-	-	13	-	-	21	-	-

金額(取扱高)ベース／年間比較 *(Write-off / Transaction Volume / YOY%)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/9			04/3			04/9			2005/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
斡旋	Shopping	1,354	151,159	0.90	2,412	318,115	0.76	1,161	176,482	0.66	2,148	367,652	0.58

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

ｲフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

権ベース／半期比較 (Write-off / Balance / YTD%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/3 (6M)			03/9 (6M)			04/3 (6M)			04/9 (6M)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
	Total	16,081	676,093	2.38	19,559	688,739	2.84	16,007	702,202	2.28	19,668	729,082	2.70
半期増減率	YTD%	14.0			21.6			−18.2			22.9		
ード	Card	5,757	256,280	2.25	8,117	268,210	3.03	7,119	274,328	2.59	7,699	283,038	2.72
半期増減率	YTD%	9.3			41.0			−12.3			8.1		
総合斡旋	Shopping	1,073	64,070	1.67	1,354	68,933	1.96	1,058	71,509	1.48	1,161	74,636	1.56
キャッシング	Cashing	4,684	192,210	2.44	6,762	199,277	3.39	6,061	202,820	2.99	6,538	208,402	3.14
品斡旋	Installment Sales Finance	2,501	170,856	1.46	3,991	171,041	2.33	2,077	175,636	1.18	2,802	187,363	1.50
半期増減率	YTD%	−8.3			59.6			−48.0			34.9		
ｲフｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	3,608	117,647	3.07	5,408	125,050	4.32	5,163	135,543	3.81	5,634	147,029	3.83
半期増減率	YTD%	27.7			49.9			−4.5			9.1		
用保証	Guarantee	1,111	85,206	1.30	1,665	80,450	2.07	677	74,689	0.91	1,113	72,479	1.54
半期増減率	YTD%	−45.1			49.8			−59.3			64.4		
宅	Home Loan	1,351	45,542	2.97	124	43,167	0.29	398	41,525	0.96	1,071	38,779	2.76
半期増減率	YTD%	92.1			−90.9			221.7			169.0		
の他	Other	1,752	562	−	255	821	−	574	480	−	1,350	394	−
半期増減率	YTD%	211.0			−85.4			124.9			135.2		
カード事故	Fraudulent Use of Credit Card	525	−	−	228	−	−	544	−	−	967	−	−
加盟店未精算金	Loss from Member Merchant Fraudulent	993	−	−	10	−	−	22	−	−	371	−	−
その他	Other	235	−	−	17	−	−	9	−	−	13	−	−

額(取扱高)ベース／半期比較 (Write-off / Transaction Volume / YTD%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/3 (6M)			03/9 (6M)			04/3 (6M)			04/9 (6M)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
斡旋	Shopping	1,058	140,705	0.75	1,354	151,159	0.90	1,058	166,956	0.63	1,161	176,482	0.66

イフ利回り (Average Yield / LIFE)

権ベース(Managed Asset Basis)

年/決算月(Fiscal Year)		03/3	増減数(YOY)	03/9	増減数(YOY)	04/3	増減数(YOY)	04/9	増減数(YOY)	2005/3 (E)	増減数(YOY)
	Total	15.0	*2.8*	15.7	*1.3*	16.4	*1.4*	16.9	*1.2*	17.0	*0.5*
賦売掛金収益	Installment Receivable	10.0	*1.5*	10.2	*0.6*	9.5	*-0.5*	9.7	*-0.5*	9.8	*0.3*
総合斡旋	Credit Card Shopping	12.7	*1.1*	11.8	*-0.3*	11.7	*-0.9*	11.6	*-0.2*	11.7	*-0.1*
個品斡旋	Installment Sales Finance	8.9	*1.8*	9.5	*1.1*	9.2	*0.3*	9.3	*-0.2*	9.5	*0.3*
業貸付収益	Loans (Cash Advance)	24.8	*1.8*	24.6	*0.2*	24.3	*-0.4*	24.2	*-0.4*	24.2	*-0.2*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	24.0	*2.0*	23.9	*0.2*	23.8	*-0.3*	23.7	*-0.2*	23.6	*-0.2*
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	26.3	*1.1*	25.7	*-0.2*	25.4	*-0.9*	25.1	*-0.6*	25.2	*-0.2*
用保証	Guarantee	2.8	*0.4*	3.3	*0.6*	3.4	*0.6*	3.9	*0.6*	4.0	*0.5*

行保証事業 (Bank Loan Guarantee/AIFUL & LIFE)

フル(AIFUL)

年/決算月(Fiscal Year)				03/3	増減率(yoy%)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)
高	(百万円)	Loans	(¥ Million)	10,791	293.0	20,057	249.4	27,316	153.1	33,568	67.4
人保証	(百万円)	Personal loans	(¥ Million)	10,491	282.0	19,266	238.4	25,958	147.4	31,440	63.2
携先金融機関	(行)	Tie-up Banks	(Number)	21	*16*	31	*18*	32	*11*	38	*7*
業者保証	(百万円)	Small business loans	(¥ Million)	300	-	791	1,619.6	1,358	352.7	2,128	169.0
携先金融機関	(行)	Tie-up Banks	(Number)	3	-	4	*2*	7	*4*	16	*12*

体数値は増減数　Notes:Italic Font = Increase or Decrease

9, 03/3の事業者保証残高には、ビジネクストの保証残高を含んでおりません。(個別決算短信には含む)

フ(LIFE)

年/決算月(Fiscal Year)				03/3	増減率(yoy%)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)
高	(百万円)	Loans	(¥ Million)	69,290	0.0	68,741	0.9	67,919	-2.0	66,844	-2.8
型商品	(百万円)	High Yield Product	(¥ Million)	13,244	382.5	16,761	112.9	19,590	47.9	21,916	30.8
携先機関	(行)	Tie-up Banks	(Number)	34	*21*	49	*25*	65	*31*	83	*34*
型商品	(百万円)	Low Yield Product	(¥ Million)	56,046	-15.8	51,980	-13.7	48,329	-13.8	44,928	-13.6
携先機関	(行)	Tie-up Banks	(Number)	41	*0*	41	*0*	41	*0*	38	*-3*

体数値は増減数　Notes:Italic Font = Increase or Decrease

事業者ローン2社の営業指標　(Review of Operation / Small Business Loan Subsidiaries)

ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

年/決算月(Fiscal Year)				03/3	増減率(yoy%)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	2005/3 (E)	増減率(yoy%)
業貸付金残高	(百万円)	Loans Outstanding	(¥ Million)	15,397	89.7	20,214	73.4	27,591	79.2	37,423	85.1	46,936	70.1
座数	(千件)	Customer Accounts	(Thousand)	12	130.3	17	88.9	22	77.9	27	57.7	32	45.5
口座当たり残高	(千円)	Per Account	(¥ Thousand)	1,194	−17.6	1,150	−6.9	1,203	0.8	1,350	17.4	1,456	21.0
規顧客件数	(千件)	New Accounts	(Thousand)	8	78.3	6	50.0	12	47.4	6	8.6	13	8.3
均名目金利 ※	(%)	Average interest rate	(%)	15.4	*−0.1*	15.3	*−0.1*	15.3	*−0.1*	15.1	*−0.2*	15.1	*−0.2*
倒償却率	(%)	Write off Ratio	(%)	2.6	*1.5*	2.2	*0.8*	3.6	*1.0*	1.8	*−0.4*	3.4	*−0.2*
業店舗数	(店)	Loan Business Branches		3	*1*	2	*−1*	2	*−1*	2	*0*	3	*1*
有人店舗		Staffed		3	*1*	2	*−1*	2	*−1*	2	*0*	3	*1*
無人店舗		Unstaffed		−	−	−	−	−	−	−	−	−	−
員数	(人)	Number of Employees		47	*0*	56	*8*	57	*10*	56	*0*	75	*18*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

シティズ(City's / Acquisition : Oct 2002)

年/決算月(Fiscal Year)				03/3	増減率(yoy%)	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	2005/3 (E)	増減率(yoy%)
業貸付金残高	(百万円)	Loans Outstanding	(¥ Million)	29,176	−	28,964	−	31,214	7.0	36,316	25.4	45,595	46.1
座数	(千件)	Customer Accounts	(Thousand)	15	−	15	−	15	1.4	17	14.8	21	40.0
口座当たり残高	(千円)	Per Account	(¥ Thousand)	1,908	−	1,927	−	2,014	5.5	2,106	9.3	2,154	7.0
規顧客件数	(千件)	New Accounts	(Thousand)	2	−	1	−	4	−	3	85.6	9	125.0
均名目金利 ※	(%)	Average interest rate	(%)	28.1	−	28.1	−	27.4	*−0.6*	27.5	*−0.6*	27.4	*−0.0*
倒償却率	(%)	Write off Ratio	(%)	5.0	−	1.1	−	1.6	*−3.4*	0.8	*−0.3*	1.5	*−0.1*
業店舗数	(店)	Loan Business Branches		37	−	37	−	38	*1*	42	*5*	50	*12*
有人店舗		Staffed		37	−	37	−	38	*1*	42	*5*	50	*12*
無人店舗		Unstaffed		−	−	−	−	−	−	−	−	−	−
員数	(人)	Number of Employees		461	−	421	−	446	*−15*	670	*249*	711	*265*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

費者金融グループ会社の営業指標 *(Review of Operation / Consumer Finance Subsidiaries)*

ト *(Tryto / Merged : April 2004)* ※1

		年/決算月 *(Fiscal Year)*	03/9	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	2005/3*(E)*	増減率(yoy%)
付金残高	(百万円)	*Loans Outstanding* *(¥ Million)*	61,897	–	58,355	–	55,906	-9.7	57,403	-1.6
	(千件)	*Customer Accounts* *(Thousand)*	184	–	175	–	167	-9.2	164	-6.3
当たり残高	(千円)	*Per Account* *(¥ Thousand)*	336	–	332	–	333	-1.0	347	4.5
客件数	(千件)	*New Accounts* *(Thousand)*	13	–	23	–	16	23.1	33	43.5
目金利 ※3	(%)	*Average interest rate* *(%)*	–	–	–	–	29.0	–	28.9	–
却率	(%)	*Write off Ratio* *(%)*	7.5	–	14.7	–	7.4	*-0.1*	12.1	*-2.6*
舗数	(店)	*Loan Business Branches*	108	–	107	–	100	*-8*	100	*-7*
店舗		*Staffed*	50	–	50	–	48	*-2*	48	*-2*
店舗		*Unstaffed*	58	–	57	–	52	*-6*	52	*-5*
	(人)	*Number of Employees*	297	–	278	–	246	*-51*	250	*-28*

斜体数値は増減数　Notes:Italic Font = Increase or Decrease
2004年4月に、ハッピークレジット、信和、山陽信販を合併し、トライトとして事業開始の為、2004年3月期以前のデータは3社の合算値となります。

ド *(Wide / Acquisition : June 2004)* ※2　営業債権ベース *(Managed Asset Basis)*

		年/決算月 *(Fiscal Year)*	04/9	増減率(yoy%)	2005/3*(E)*	増減率(yoy%)
付金残高		*Loans Outstanding* *(¥ Million)*	94,758	–	95,730	–
	(千件)	*Customer Accounts* *(Thousand)*	199	–	199	–
当たり残高	(千円)	*Per Account* *(¥ Thousand)*	475	–	473	–
客件数	(千件)	*New Accounts* *(Thousand)*	22	–	46	–
目金利 ※3	(%)	*Average interest rate* *(%)*	28.6	–	28.9	–
却率	(%)	*Write off Ratio* *(%)*	3.8	–	9.4	–
舗数	(店)	*Loan Business Branches*	293	–	293	–
店舗		*Staffed*	33	–	33	–
店舗		*Unstaffed*	260	–	260	–
	(人)	*Number of Employees*	356	–	412	–

斜体数値は増減数　Notes:Italic Font = Increase or Decrease
2004年6月30日に完全子会社化をしておりますが、2004年4月1日をみなし取得日としていることから、2004年4月からの実績となります。
アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

事業者ローン2社の損益の内訳 *(Revenue and Expenses / Small Business Loan Subsidiaries)*

ジネクスト *(Businext / JV with Sumitomo Trust & Banking started April 2001)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/9	増減率 (yoy%)	04/3	増減率 (yoy%)	04/9	営業収益比 (%)	増減率 (yoy%)	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
業収益	*Operating Revenue*	1,268	70.6	3,014	72.3	2,365	100.0	86.6	5,468	100.0	81.4
営業貸付金利息	*Interest Income*	1,266	70.4	3,002	71.7	2,353	99.5	85.8	5,441	99.5	81.2
その他	*Other*	1	844.5	12	772.1	12	0.5	751.2	27	0.5	125.0
業費用	*Operating Expenses*	1,804	85.0	4,058	73.3	2,207	93.3	22.3	5,021	91.8	23.7
金融費用	*Financial Expenses*	141	30.4	372	60.1	299	12.6	111.2	693	12.7	86.3
広告宣伝費	*Advertising Expenses*	384	17.2	696	−0.2	314	13.3	−18.4	657	12.0	−5.6
貸倒費用	*Credit Cost*	757	948.7	1,969	365.5	1,022	43.2	35.1	2,387	43.7	21.2
人件費	*Salaries*	225	15.3	466	22.3	274	11.6	21.8	612	11.2	31.3
その他	*Other*	295	9.2	552	−8.8	297	12.6	0.6	670	12.3	21.4
業利益	*Operating Income*	−536	131.3	−1,043	−76.4	158	6.7	−129.5	447	8.2	−142.9
営業外収益	*Non-operating Income*	16	201.5	17	216.0	1	0.1	−90.6	2	0.0	−88.2
営業外費用	*Non-operating Expenses*	–	–	3	−10.7	–	–	–	–	–	–
常利益	*Ordinary Income*	−519	129.2	−1,029	−74.5	159	6.7	−130.7	450	8.2	−143.7
特別利益	*Extraordinary Income*	–	–	–	–	–	–	–	–	–	–
特別損失	*Extraordinary Losses*	3	−52.8	3	−52.8	–	–	–	–	–	–
引前利益	*Income before Income Taxes*	−523	123.0	−1,033	−72.8	159	6.7	−130.5	450	8.2	−143.6
法人税·住民税及び事業税	*Income Taxes*	1	54.5	3	−0.1	1	0.1	0.0	3	0.1	0.0
法人税等調整額	*Effect of a Tax Consequences*	–	–	–	–	–	–	–	–	–	–
期純利益	*Net Income*	−525	122.6	−1,036	−72.3	157	6.7	−130.0	446	8.2	−143.1

ンティズ *(City's / Acquisition : Oct 2002)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/9	増減率 (yoy%)	04/3	増減率 (yoy%)	04/9	営業収益比 (%)	増減率 (yoy%)	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
業収益	*Operating Revenue*	3,630	–	7,414	–	4,303	100.0	18.6	9,485	100.0	27.9
営業貸付金利息	*Interest Income*	3,590	–	7,307	–	4,224	98.2	17.7	9,336	98.4	27.8
その他	*Other*	39	–	107	–	79	1.8	100.4	148	1.6	38.3
業費用	*Operating Expenses*	2,740	–	4,371	–	3,003	69.8	9.6	7,099	74.8	62.4
金融費用	*Financial Expenses*	205	–	390	–	183	4.3	−10.6	432	4.6	10.8
広告宣伝費	*Advertising Expenses*	26	–	71	–	74	1.7	178.8	227	2.4	219.7
貸倒費用	*Credit Cost*	763	–	327	–	–	–	–	272	2.9	−16.8
人件費	*Salaries*	1,235	–	2,416	–	1,755	40.8	42.0	3,969	0.0	64.3
その他	*Other*	509	–	1,166	–	990	23.0	94.5	2,197	23.2	88.4
業利益	*Operating Income*	890	–	3,043	–	1,300	30.2	46.1	2,385	25.1	−21.6
営業外収益	*Non-operating Income*	8	–	23	–	2	0.1	−75.2	4	0.0	−82.6
営業外費用	*Non-operating Expenses*	3	–	19	–	4	0.1	49.9	25	0.3	31.6
常利益	*Ordinary Income*	895	–	3,047	–	1,297	30.2	44.9	2,364	24.9	−22.4
特別利益	*Extraordinary Income*	7	–	7	–	65	1.5	732.7	49	0.5	600.0
特別損失	*Extraordinary Losses*	7	–	13	–	97	2.3	1,233.1	98	1.0	653.8
引前利益	*Income before Income Taxes*	896	–	3,041	–	1,265	29.4	41.2	2,315	24.4	−23.9
法人税·住民税及び事業税	*Income Taxes*	370	–	952	–	435	10.1	17.4	963	10.2	1.2
法人税等調整額	*Effect of a Tax Consequences*	176	–	553	–	140	3.3	–	82	0.0	−85.2
期純利益	*Net Income*	348	–	1,535	–	690	16.0	98.1	1,268	13.4	−17.4

消費者金融グループ会社の損益の内訳 *(Revenue and Expenses / Consumer Finance Subsidiaries)*

ライト *(Tryto / Merged : April 2004)*

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	03/9		04/3		04/9			2005/3*(E)*		
			増減率 (%)		増減率 (%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)
収益	*Operating Revenue*	8,095	-6.8	15,663	-9.4	7,140	100.0	-11.8	14,428	100.0	-7.9
営業貸付金利息	*Interest Income*	7,930	-7.4	15,386	-9.9	7,009	98.2	-11.6	14,152	98.1	-8.0
その他	*Other*	165	37.1	277	23.5	130	1.8	-20.8	276	1.9	-0.4
費用	*Operating Expenses*	8,442	-7.4	14,308	-15.3	5,758	80.7	-31.8	12,072	83.7	-15.6
金融費用	*Financial Expenses*	697	-12.1	1,321	-15.4	460	6.5	-34.0	910	6.3	-31.1
広告宣伝費	*Advertising Expenses*	360	-40.6	443	-49.7	386	5.4	7.3	860	6.0	94.1
貸倒費用	*Credit Cost*	5,025	-4.3	7,915	-18.1	2,694	37.7	-46.4	5,988	41.5	-24.3
人件費	*Salaries*	1,004	2.4	1,988	-0.2	931	13.0	-7.3	1,871	13.0	-5.9
その他	*Other*	1,353	-8.6	2,639	-5.2	1,285	18.0	-5.1	2,442	16.9	-7.5
利益	*Operating Income*	-346	-19.1	1,355	232.7	1,381	19.3	-499.1	2,356	16.3	73.9
営業外収益	*Non-operating Income*	20	111.1	41	12.9	13	0.2	-34.5	28	0.2	-31.7
営業外費用	*Non-operating Expenses*	2	-79.8	17	-55.6	0	0.0	-97.9	0	0.0	-100.0
利益	*Ordinary Income*	-328	-23.6	1,378	241.3	1,394	19.5	-524.7	2,384	16.5	73.0
特別利益	*Extraordinary Income*	-	-	0	-94.7	-	-	-	-	-	-
特別損失	*Extraordinary Losses*	19	59.5	127	981.7	83	1.2	331.6	425	2.9	234.6
前利益	*Income before Income Taxes*	-347	-18.9	1,252	209.0	1,311	18.4	-477.2	1,959	13.6	56.5
法人税·住民税及び事業税	*Income Taxes*	-14	-104.7	80	-85.5	-6	-0.1	-56.8	46	0.3	-42.5
法人税等調整額	*Effect of a Tax Consequences*	-105	-	470	-	532	7.5	-	802	5.6	-
純利益	*Net Income*	-227	-25.8	701	555.8	785	11.0	-445.6	1,110	7.7	58.3

004年4月に、ハッピークレジット、信和、山陽信販を合併し、トライトとして事業開始の為、2004年3月期以前のデータは3社の合算値となります。

ワイド *(Wide / Acquisition : June 2004)*

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	04/9 (営業債権ベース)			04/9 (会計ベース)			2005/3*(E)* (会計ベース)		
		Managed Asset Basis	営業収益比 (%)	増減率 (yoy%)	*On-balance*	営業収益比 (%)	増減率 (yoy%)	*On-balance*	営業収益比 (%)	増減率 (yoy%)
収益	*Operating Revenue*	11,932	100.0	-	11,597	100.0	-	23,194	100.0	-
営業貸付金利息	*Interest Income*	11,853	99.3	-	11,518	99.3	-	23,194	100.0	-
その他	*Other*	78	0.7	-	78	0.7	-	0	0.0	-
費用	*Operating Expenses*	10,976	92.0	-	10,640	91.7	-	22,228	95.8	-
金融費用	*Financial Expenses*	1,745	14.6	-	1,410	12.2	-	1,856	8.0	-
広告宣伝費	*Advertising Expenses*	731	6.1	-	731	6.3	-	1,579	6.8	-
貸倒費用	*Credit Cost*	4,606	38.6	-	4,606	39.7	-	10,559	45.5	-
人件費	*Salaries*	1,184	9.9	-	1,184	10.2	-	2,450	10.6	-
その他	*Other*	2,707	22.7	-	2,707	23.3	-	5,782	24.9	-
利益	*Operating Income*	956	8.0	-	956	8.2	-	966	4.2	-
営業外収益	*Non-operating Income*	15	0.1	-	15	0.1	-	156	0.7	-
営業外費用	*Non-operating Expenses*	16	0.1	-	16	0.1	-	72	0.3	-
利益	*Ordinary Income*	955	8.0	-	955	8.2	-	1,050	4.5	-
特別利益	*Extraordinary Income*	-	0.0	-	-	0.0	-	-	-	-
特別損失	*Extraordinary Losses*	952	8.0	-	952	8.2	-	975	4.2	-
前利益	*Income before Income Taxes*	3	0.0	-	3	0.0	-	75	0.3	-
法人税·住民税及び事業税	*Income Taxes*	15	0.1	-	15	0.1	-	30	0.1	-
法人税等調整額	*Effect of a Tax Consequences*	3	0.0	-	3	0.0	-	38	0.2	-
純利益	*Net Income*	-14	-0.1	-	-14	-0.1	-	6	0.0	-

004年6月30日に完全子会社化をしておりますが、2004年4月1日をみなし取得日としていることから、2004年4月からの実績となります。

ｸﾞループ経営一覧表　(Group Management)

債権ベース(Managed Asset Basis)　　※営業収益、経常利益、当期純利益及びそれらの構成比の分母は単純合計　　(百万円/¥ Million)

		04/3		04/9			2005/3(E)		
			増減率 yoy%		構成比 %	増減率 yoy%		構成比 %	増減率 yoy%
債権残高合計	Total Receivable Outstanding	2,298,444	4.0	2,446,519	100.0	8.5	2,500,720	100.0	8.8
イフル	Aiful	1,479,080	3.8	1,492,970	61.0	2.5	1,508,429	60.3	2.0
イフ	Life	702,202	3.9	729,081	29.8	5.9	746,625	29.9	6.3
イド	Wide	-	-	94,758	3.9	-	95,730	3.8	-
ライト	Tryto	58,355	-11.2	55,968	2.3	-9.6	57,403	2.3	-1.6
ジネクスト	Businext	27,591	79.2	37,423	1.5	85.1	46,936	1.9	70.1
ティズ	City's	31,214	7.0	36,316	1.5	25.4	45,595	1.8	46.1
収益単純合計	Total Operating Revenue	474,806	5.3	256,189	100.0	8.4	517,290	100.0	8.9
イフル	Aiful	334,977	3.2	169,969	66.3	1.9	340,052	65.7	1.5
イフ	Life	113,738	9.5	60,815	23.7	7.6	124,038	24.0	9.1
イド	Wide	-	-	11,597	4.5	-	23,819	4.6	-
ライト	Tryto	15,663	-9.4	7,140	2.8	-11.8	14,428	2.8	-7.9
ジネクスト	Businext	3,014	72.3	2,365	0.9	86.6	5,468	1.1	81.4
ティズ	City's	7,414	-	4,303	1.7	18.6	9,485	1.8	27.9
利益単純合計	Total Ordinary Income	114,409	0.0	66,241	100.0	41.7	133,748	100.0	16.9
イフル	Aiful	98,932	-7.6	54,686	82.6	28.3	112,000	83.7	13.2
イフ	Life	12,081	50.1	7,750	11.7	87.5	15,500	11.6	28.3
イド	Wide	-	-	955	1.4	-	1,050	0.8	-
ライト	Tryto	1,378	241.3	1,394	2.1	-	2,384	1.8	73.0
ジネクスト	Businext	-1,029	-	159	0.2	-	450	0.3	-
ティズ	City's	3,047	-	1,297	2.0	44.9	2,364	1.8	-22.4
純利益単純合計	Total Net Income	70,417	10.6	37,526	100.0	26.0	72,613	100.0	3.1
イフル	Aiful	53,086	44.2	30,189	80.4	42.0	59,623	82.1	12.3
イフ	Life	16,131	76.3	5,719	15.2	-36.0	10,160	14.0	-37.0
イド	Wide	-	-	-14	0.0	-	6	0.0	-
ライト	Tryto	701	555.8	785	2.1	-	1,110	1.5	58.3
ジネクスト	Businext	-1,036	-	157	0.4	-	446	0.6	-
ティズ	City's	1,535	-	690	1.8	98.1	1,268	1.7	-17.4

アイフルの営業債権残高には信用保証割賦売掛金、割賦売掛金を含みます。

トライトの04/3の数値は3社(ハッピークレジット、信和、山陽信販)の合算値であり、増減率は合算値との比較となります。また、営業債権残高には信用保証割賦売掛金、割賦売掛金を含みます。

費者金融業界動向 *(Overview of Consumer Credit Industry)*

自己破産申請件数の推移（Trend of Personal Bankruptcy in Japan）

3年～2004年8月推移*(Number of Petitions 1993-August 2004)*

年	1993年	1994年	1995年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年 (8M)	1月	2月	3月	4月	5月	6月	7月	8月
数	43,545	40,385	43,414	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	141,988	14,000	17,926	21,818	19,723	15,800	18,675	17,840	16,206
y	0.9%	-7.3%	7.5%	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.9%	-8.5%	-8.1%	-0.2%	-10.9%	-25.9%	-14.3%	-22.4%	-10.8%

最高裁判所　Source:Japanese Supreme Court

形態別信用供与残高*(Consumer Credit Balance)*

(億円/￥100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
3年	741,048	3.6	166,862	-1.3	22,254	-7.6	144,608	-0.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	39,631	0.4	4,181	-0.8
4年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
5年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
6年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
7年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	4,863	5.6
8年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
9年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
0年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
1年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8
2年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,498	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	59,434	4.9	5,492	6.6

:(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

形態別信用供与額*(Consumer Credit Provided)*

(億円/￥100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
3年	685,812	0.2	278,810	-1.7	130,994	0.0	147,816	-3.2	407,002	1.6	212,502	19.8	194,500	-12.9	66,696	-26.4	50,425	7.8	68,941	-10.8	8,438	-3.9
4年	707,370	3.1	285,062	2.2	136,321	4.1	148,741	0.6	422,308	3.8	223,243	5.1	199,065	2.3	66,144	-0.8	56,728	12.5	67,499	-2.1	8,694	3.0
5年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	72,656	7.6	9,110	4.8
6年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	76,705	5.6	9,387	3.0
7年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	81,241	5.9	9,765	4.0
8年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	81,428	0.2	9,925	1.6
9年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	83,956	3.1	9,959	0.3
0年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	85,117	1.4	9,996	0.4
1年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	90,720	6.6	9,811	-1.9
2年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	92,465	1.9	9,826	0.2

:(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 8

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 43rd, 44th Unsecured Straight Bond Issues

TOKYO, October 6 , 2004 – AIFUL Corporation announced its 43rd, 44th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 43rd Unsecured Bond**
	(Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.01% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	October 6, 2004
Payment date:	October 20, 2004
Maturity date:	October 20, 2009
	(5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	UBS Securities Japan Ltd
	Morgan Stanley Japan Limited.
Trustees:	Mizuho Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR)
	has rated the bonds A
	Japan Rating and Investment Information, Inc. (R&I)
	has rated the bonds A-
	Fitch Ratings Limited
	has rated the bonds BBB+

Issue name:	**AIFUL Corporation 44th Unsecured Bond**
	(Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.50% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	October 6, 2004
Payment date:	October 20, 2004
Maturity date:	October 20, 2011
	(7 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans

Lead underwriter:	Daiwa Securities SMBC Co. Ltd. Morgan Stanley Japan Limited.
Trustees:	Sumitomo Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds BBB+

EXHIBIT 9

AIFUL Corporation
Press Release

November 9, 2004

AIFUL to Issue Stock Options

KYOTO — AIFUL Corporation announced today that at a meeting held today its Board of Directors confirmed the issuance of stock options as outlined below. The Annual General Meeting of Shareholders held June 25, 2004 passed a resolution to issue stock options.

1. Reason for stock option issuance

AIFUL will issue stock options to assist in increasing AIFUL's earnings by enhancing motivation and morale among AIFUL directors and employees.

2. Overview of stock option issuance

(1) Stock option issuance date
November 17, 2004 (tentative)

(2) Stock option recipients
Stock options will be issued to a total of 452 directors and employees. This includes 25 directors employed at AIFUL and AIFUL subsidiaries (excluding directors on loan) and 427 department and division managers in accordance with company regulations.

(3) Type and number of shares for stock options
Type of stock: AIFUL common stock
Number of shares: 231,600 shares

(4) Number of stock options to be issued
4,632 stock options (a total of 50 shares for each stock option)

(5) Stock options issue price and calculation basis
No charge.

(6) Amount paid when exercising stock options (exercise price)
This will be determined on the stock option issuance date.
The amount paid per stock option shall equal the number of shares for one stock option as stipulated in (4), multiplied by the amount paid per share, determined as follows.

The amount paid per share shall equal 103% of the monthly average (rounded up to the nearest ¥1) of daily (trading holidays excluded) closing prices of AIFUL common stock on the Tokyo Stock Exchange during the month prior to the month in which the stock options are issued. However, should this be less than the closing price on the issue date

(the nearest day with a closing price in the event that there is no closing price on the issue date), then the amount paid per share shall equal the closing price on the issue date.

Following the stock option issuance, the amount paid may be adjusted based on the following formula in the event that AIFUL implements a stock split or reverse stock split. Should the adjustment result in a fraction of ¥1, the figure shall be rounded up.

Adjusted amount paid = pre-adjustment amount paid x (1/split or reverse split ratio)

AIFUL may also adjust the amount paid (rounded up to the nearest ¥1) based on the following formula in the event that new shares are issued or treasury stock retired for a price less than current market value (except in the cases of exercising stock options and exercising subscription rights pursuant to the Commercial Code prior to its revision).

Adjusted amount paid = Preadjustment amount paid × Shares outstanding + [(Newly issued shares x Amount paid per share) / (Market value before new share issuance)] / Shares outstanding
+ Newly issued shares

(7) Amount of new stock issuance value not included in capital
The amount of the new stock issuance value not included in capital will be set at half of the issuance value. Should the calculation result in a fraction of ¥1, the amount not included shall be rounded up.

(8) Period for exercising stock options
July 1, 2006 to June 30, 2009

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 10

AIFUL Corporation
Press Release

November 15, 2004

AIFUL Makes Notification of Treasury Stock Purchase
(Treasury Stock Purchase in Accordance with Article 211, Clause 3, Item 1, No. 2 of Commercial Code)

KYOTO — AIFUL Corporation announced today that, at a meeting of its Board of Directors held November 15, 2004, the purchase of treasury stock was authorized in accordance with Article 211, Clause 3, Item 1, No. 2 of the Commercial Code.

1. Reason for purchase of treasury stock
To prepare for exercise of stock options

2. Description of purchase

(1) Type of shares purchased:	AIFUL's common shares
(2) Total number of shares purchased:	Maximum of 220,000 (0.2% of total issued shares)
(3) Total share acquisition price:	Maximum of 3 billion yen
(4) Purchase method:	Market purchase via trust
(5) Date of treasury stock purchase:	November 18 to December 17, 2004

Reference:
Treasury stock held by AIFUL as of October 31, 2004:
Total shares issued (excluding treasury stock): 94,538,790 shares
Treasury stock: 151,210 shares

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 11

AIFUL Corporation
Press Release

November 17, 2004

AIFUL Confirms Exercise Price for Stock Options

KYOTO — In accordance with the decision made at the Board of Directors meeting held on November 9, 2004, AIFUL decided today on the exercise price for the stock acquisition rights issued for the purpose of granting stock options, as outlined below.

1. Stock option issuance date
November 17, 2004

2. Amount paid when exercising stock options

Amount paid per stock option:	583,000 yen
Amount paid per share (exercise price):	11,660 yen

3. Total issuance value in the event that shares are issued when stock options are exercised
2,700,456,000 yen

4. Amount of stock issuance value included in capital in the event that shares are issued when stock options are exercised
5,830 yen per share

Reference:
1. Date of resolution by Board of Directors to make stock option proposal at Annual General Meeting of Shareholders
April 26, 2004
2. 27th Annual General Meeting of Shareholders
June 25, 2004
3. Decision by Board of Directors to issue stock options
November 9, 2004

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 12

AIFUL Corporation
Press Release

December 1, 2004

AIFUL Completes Treasury Stock Purchase
(Acquisition in accordance with Commercial Code Article 211, Clause 3, Item 1, No. 2)

KYOTO — AIFUL Corporation announced today that the treasury stock purchase approved in accordance with Article 211, Clause 3, Item 1, No. 2 of the Commercial Code at a meeting of the Board of Directors held November 15, 2004 has been completed.

1. Period of purchase
November 18 – December 1, 2004 (based on contract dates)

2. Description of purchase

(1) Total number of shares purchased:	Maximum of 220,000
(2) Total share acquisition price:	2,559,485,000 yen
(3) Purchase method:	Market purchase via trust

Reference: Decision made at the Board of Directors meeting held November 15, 2004

(1) Type of shares purchased:	AIFUL's common shares
(2) Total number of shares purchased:	Maximum of 220,000 (0.2% of total issued shares)
(3) Total share acquisition price:	Maximum of 3 billion yen
(4) Purchase method:	Market transaction
(5) Period of treasury stock purchase:	November 18 to December 17, 2004

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 13

AIFUL Corporation
Press Release
December 2, 2004

Notice of sales of shares held by the main shareholders

This is to report that on December 2, 2004, the main shareholders of AIFUL Corporation (President: Yoshitaka Fukuda, "AIFUL") have sold a part of their shares as follows.

1. The description of the transfer
   The main shareholder has sold a part of their shares

Name	Number of shares transferred
Yoshitaka Fukuda	6,000,000 shares
Total	6,000,000 shares

2. The objectives of the transfer
   - Liquidity increase
   - Decrease of family ownership and diversification of foreign investors

3. The change of the number of voting rights and the ratio to the total voting rights

	Number of voting rights		Ratio to the total voting rights		Major shareholder ranking	
	Before	After	Before	After	Before	After
Yoshitaka Fukuda	493,634	373,634	26.2%	19.8%	1st	1st
Yamakatsu Co.	178,020	178,020	9.4%	9.4%	2nd	2nd
Marutaka Co.	163,620	163,620	8.7%	8.7%	3rd	3rd
Erio Lease Co.	135,942	135,942	7.2%	7.2%	4th	4th
Yasutaka Fukuda	48,448	48,448	2.6%	2.6%	9th	9th
Yukiko Fukuda etc.	5,310	5,310	0.3%	0.3%	—	—
Family Ownership Total	1,024,974	904,974	54.3%	48.0%	—	

4. Trade date
   December 2, 2004

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3272-8031 (Investor Relations)